Exhibit 99.3

Éléonore Operations

Quebec, Canada

NI 43-101 Technical Report

Report Effective Date:

30 November 2018.

Prepared for Goldcorp Inc. by:

Dr. Anne Charland, P.Geo.

Mr. Martin Perron, P.Eng.

Ms. Adrienne Rispoli, P.Eng.

Mr. Martin Bussières, P.Eng.

Ms. Sophie Bergeron, P.Eng.

CERTIFICATE OF QUALIFIED PERSON

I, Dr. Anne Charland, P.Geo., am employed as Manager of Geology and Exploration with Les Mines Opinaca Ltée, a wholly-owned subsidiary of Goldcorp Inc., with an address at 1751, Rue Davy, Rouyn Noranda, J9Y-0A8.

This certificate applies to the technical report entitled “Eleonore Operations, Quebec, Canada, NI 43-101 Technical Report’’ that has an effective date of 30 November 2018 (the “technical report”).

I graduated with a B.Sc. degree in Geology from the University of Montreal in 1983 and hold a Ph.D. in Petrology-Geochemistry from the Department of Earth Sciences at McGill University, conferred in1994.

I am a member in full standing of the Association of Professional Geoscientists of Ontario (APGO), membership number 1143.

I have worked as a mineral exploration geologist since 1995 for companies including Falconbridge, Xstrata, Osisko Mining and more recently Goldcorp Inc. During that period, I also held the role of Senior Geoscientist at XPS (Xstrata Process Support) between 2004 and 2007.

My relevant experience for the purpose of the technical report is:

•	Exploration for nickel and gold projects in Canada, as well as projects in South America, Tanzania and Papua New Guinea;

•	Manager of Exploration for the Hammond Reef Gold project in Ontario, Canada;

•	Area Lead for Geology on the Century Gold project in Ontario, Canada;

•	VP Exploration for gold projects in Quebec-Ontario (Osisko Mining);

•	Manager of Geology and Exploration at Eleonore Mine, Quebec.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (“NI 43–101”).

I have been working full time at the Éléonore Mine since February 2018, and this familiarity with the operations serves as my scope of personal inspection.

I am responsible for Sections 1.3, 1.5, 1.6, 1.7, 1.8, Section 4, Section 6, Section 7, Section 8, Section 9, Section 10, Section 23, Section 24, Sections 25.1 to 25.4, Section 26, and Section 27 of the technical report.

I am not independent of Goldcorp Inc. as independence is described by Section 1.5 of NI 43-101.

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument. As of the effective date of the technical report, to the best of my knowledge, information and belief, those sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated: 15 February, 2019

“signed and sealed”

Dr. Anne Charland, P.Geo.

CERTIFICATE OF QUALIFIED PERSON

I, Martin Perron, P.Eng., am employed as the Engineering Superintendent with Les Mines Opinaca Ltée., a wholly-owned subsidiary of Goldcorp Inc., with an address at 1751, Rue Davy, Rouyn Noranda, J9Y-0A8. I was employed as the Geology Superintendent of Les Mines Opinaca Ltée at the time of the Mineral Resources estimate.

This certificate applies to the technical report titled “Éléonore Operations, Quebec, Canada, NI 43-101 Technical Report” that has an effective date of 30 November, 2018 (the “technical report”).

I am a member of the Ordre des ingénieurs du Québec (OIQ #109185). I graduated from UQAC (Université du Québec à Chicoutimi) with a B.Eng. in Geological Engineering in 1992.

I have practiced my profession for 26 years since graduation mostly in Quebec, and primarily in mining and exploration of precious and base metals. My relevant experience includes Mineral Resources and Mineral Reserves estimation, mine project commissioning, mining geology, and management of exploration and production drilling campaigns. I have been directly involved with the Éléonore Operations full time since June 30, 2014 in various geology and management positions.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

I have worked at the Éléonore Operations since June 2014, and this familiarity with the operations serves as my scope of personal inspection.

I am responsible for Sections 1.8, 1.9, 1.11, Section 11, Section 12, Section 14, Sections 25.4, 25.6 and Section 27 of the technical report.

I am not independent of Goldcorp Inc. as independence is described by Section 1.5 of NI 43-101.

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated: 15 February, 2019

“Signed and sealed”

Martin Perron, P.Eng.

CERTIFICATE OF QUALIFIED PERSON

I, Adrienne Rispoli, P.Eng., am employed as the Strategic Engineering Superintendent with Les Mines Opinaca Ltée, a wholly-owned subsidiary of Goldcorp Inc., with an address at 1751, rue Davy, Rouyn-Noranda, QC, J9Y 0A8.

This certificate applies to the technical report titled “Éléonore Operations, Quebec, Canada, NI 43-101 Technical Report” that has an effective date of 30 November, 2018 (the “technical report”).

I am a member of the Ordre des ingénieurs du Québec, (OIQ # 135360). I graduated with a B.Sc. degree in Mining Engineering from McGill University in 2004.

I have worked as a Mining Engineer for a total of 10 years, mostly with Goldcorp and Xstrata. I have been directly involved in the operations of gold, nickel and palladium underground mines in Canada. My relevant experience includes mine planning, mine design, Mineral Reserve estimation, underground infrastructures, rock mechanics, ventilation and economical and financial analysis for underground gold, palladium and nickel mines in Canada.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

I have worked at the Éléonore Operations since May 2016, and this familiarity with the operations serves as my scope of personal inspection.

I am responsible for Sections 1.1, 1.12, 1.13, 1.14; Sections 2.1, 2.2, 2.3, 2.4, 2.5; Section 15; Section 16; Sections 25.7, 25.8; and Section 27 of the technical report.

I am not independent of Goldcorp Inc. as independence is described by Section 1.5 of NI 43-101.

I have been involved with the Éléonore Operations since May 2016.

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated: 15 February, 2019

“Signed and sealed”

Adrienne Rispoli P.Eng.

CERTIFICATE OF QUALIFIED PERSON

I, Martin Bussières, P.Eng., am employed as the Surface Operations Manager with Les Mines Opinaca Ltée., a wholly-owned subsidiary of Goldcorp Inc., with an address at 1751, rue Davy, Rouyn-Noranda, QC, J9Y 0A8.

This certificate applies to the technical report titled “Éléonore Operations, Quebec, Canada, NI 43-101 Technical Report” that has an effective date of 30 November, 2018 (the “technical report”).

I am a member of the Ordre des ingénieurs du Québec (OIQ #137132) and of Engineers and Geoscientists British Columbia (EGBC #183554). I graduated from McGill University with a B.Eng. in Metallurgical Engineering in 2005.

I have practiced my profession for 14 years and have been directly involved in the operation of base and precious metals concentrators in northern Canada. My relevant experience includes metallurgical testing and characterization of ore samples, mineral process design and optimization, commissioning, ramp-up, operation and management of mineral processing plants.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

I have worked full time at the Éléonore Operations since since May 7, 2018 as the Surface Operations Manager, and this familiarity with the operations serves as my scope of personal inspection.

I am responsible for Sections 1.10, 1.15, 1.16, 1.17; Sections 2.1, 2.2, 2.3, 2.4; Section 13; Section 17; Section 18; Sections 25.1, 25.5, 25.9, 25.10; and Section 27 of the technical report.

I am not independent of Goldcorp Inc. as independence is described by Section 1.5 of NI 43-101.

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated: 15 February, 2019

“Signed and sealed”

Martin Bussières, P.Eng.

CERTIFICATE OF QUALIFIED PERSON

I, Sophie Bergeron, P. Eng., am employed as Mine General Manager of the Éléonore Mine for Goldcorp Inc., located at 666 Burrard St., Suite 3400, Vancouver, British Columbia, Canada, V6C 2X8.

This certificate applies to the technical report entitled “Éléonore Operations, Quebec, Canada, NI 43-101 Technical Report’’, that has an effective date of 30 November, 2018 (the “technical report”).

I am a member in full standing of the Ordre des ingénieurs du Québec, under identification number 126749.

I graduated with a Bachelor of Science degree in Mine Engineering from the École Polytechnique de Montréal, in 2000. I have worked as a professional Mining Engineer for a total of 16 years, mainly with Falconbridge Ltd, Xstrata and Goldcorp Inc. My relevant experience was acquired in gold and base metal mines in Canada, Chile, Argentina, Mexico and Central America. My relevant fields of expertise are management of mine operations and projects, mine design and planning, Mineral Reserve estimation, pre-feasibility and feasibility studies, and supervision of operations.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have been working full time at the Éléonore Mine since November 2017, and this familiarity with the operations serves as my scope of personal inspection.

I am responsible for Sections 1.2, 1.4, 1.18, 1.19 to 1.23, Sections 2.2, 2.5, 2.6, 2.7, Section 3, Section 5, Section 19, Section 20, Section 21, Section 22, Sections 25.11 to 25.15, and Section 27 of the technical report.

I am not independent of Goldcorp Inc. as independence is described by Section 1.5 of NI 43-101.

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated: 15 February, 2019

“Signed and sealed”

Sophie Bergeron, Eng.

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report by Goldcorp Inc. The quality of information, conclusions, and estimates contained herein are based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. Except for the purposes legislated under Canadian provincial securities law, any other uses of this report by any third party is at that party’s sole risk.

Éléonore Operations Quebec, Canada NI 43-101 Technical Report

CONTENTS

1.0	SUMMARY			1-1
	1.1	Introduction		1-1
	1.2	Location, Climate, and Access		1-1
	1.3	Mineral Tenure and Surface Rights		1-2
	1.4	Agreements and Royalties		1-2
	1.5	Geology and Mineralization		1-2
	1.6	Exploration and History		1-3
	1.7	Drilling		1-4
	1.8	Sample Analysis and Security		1-4
	1.9	Data Verification		1-6
	1.10	Metallurgical Testwork		1-7
	1.11	Mineral Resource Estimate		1-7
	1.12	Mineral Reserve Estimate		1-9
	1.13	Mine Plan		1-11
	1.14	Future Development Strategy		1-13
	1.15	Process Plant		1-13
	1.16	Support Infrastructure		1-14
	1.17	Infrastructure		1-14
	1.18	Environment, Permitting and Socio-Economics		1-15
		1.18.1	Environmental	1-15
		1.18.2	Waste Rock	1-15
		1.18.3	Tailings Management Facility	1-15
		1.18.4	Water Management	1-15
		1.18.5	Closure Plan	1-15
		1.18.6	Permits	1-16
		1.18.7	Social Considerations	1-16
	1.19	Markets and Contracts		1-16
	1.20	Capital and Operating Cost Estimates		1-16
	1.21	Financial Analysis		1-17
	1.22	Interpretation and Conclusions		1-17
	1.23	Recommendations		1-17

2.0	INTRODUCTION			2-1
	2.1	Introduction		2-1
	2.2	Terms of Reference		2-1
	2.3	Qualified Persons		2-1
	2.4	Site Visits and Scope of Personal Inspection		2-2
	2.5	Effective Dates		2-3
	2.6	Information Sources and References		2-4
	2.7	Previous Technical Reports		2-4

3.0	RELIANCE ON OTHER EXPERTS			3-1

4.0	PROPERTY DESCRIPTION AND LOCATION			4-1

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	4.1	Project Ownership		4-1
	4.2	Mineral Tenure		4-1
	4.3	Surface Rights		4-1
	4.4	Royalties and Encumbrances		4-3
	4.5	Property Agreements		4-3
	4.6	Permits, Environment and Social Licence		4-5
	4.7	Comments on Section 4		4-5

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-1
	5.3	Local Resources and Infrastructure		5-1
	5.4	Physiography		5-1
	5.5	Comments on Section 5		5-2

6.0	HISTORY			6-1
	6.1	Project History		6-1
	6.2	Production		6-1

7.0	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	Regional Geology		7-1
	7.2	Project Geology		7-4
		7.2.1	Opinaca Subprovince Units	7-4
		7.2.2	La Grande Province Metasedimentary Units	7-4
		7.2.3	La Grande Province Intrusive Units	7-5
		7.2.4	Structure	7-5
	7.3	Roberto Deposit		7-6
		7.3.1	Geology	7-6
		7.3.2	Close Folding	7-9
	7.4	Prospects		7-13
	7.5	Comments on Section 7		7-13

8.0	DEPOSIT TYPES			8-1
	8.1	Comment on Section 8		8-2

9.0	EXPLORATION			9-1
	9.1	Grids and Surveys		9-1
	9.2	Research Studies		9-4
	9.3	Exploration Potential		9-4
	9.4	Comments on Section 9		9-4

10.0	DRILLING			10-1
	10.1	Introduction		10-1
	10.2	Drilling Methods		10-1
	10.3	Field Procedures		10-5
	10.4	Geological Logging		10-5
	10.5	Core Recovery		10-5
	10.6	Collar Surveys		10-6

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	10.7	Downhole Surveys		10-6
	10.8	Geotechnical and Hydrological Drilling		10-6
	10.9	Metallurgical Drilling		10-6
	10.10	Condemnation Drilling		10-6
	10.11	Drill Spacing		10-6
	10.12	Drill Sample Length/True Thickness		10-7
	10.13	Comment on Section 10		10-7

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			11-1
	11.1	Sampling Methods		11-1
		11.1.1	Non-Drill Sampling	11-1
		11.1.2	Drill Sampling	11-1
	11.2	Metallurgical Sampling		11-2
	11.3	Specific Gravity Determinations		11-2
	11.4	Analytical and Test Laboratories		11-3
	11.5	Sample Preparation and Analysis		11-4
		11.5.1	Expert Sample Preparation Procedures	11-4
		11.5.2	ALS Chemex Sample Preparation Procedures	11-4
		11.5.3	Actlabs Sample Preparation Procedures	11-5
		11.5.4	Accurassay Sample Preparation Procedure	11-5
		11.5.5	Swaslabs Sample Preparation Procedure	11-6
		11.5.6	In-house Laboratory Sample Preparation Procedure	11-6
		11.5.7	Expert Analytical Procedures	11-6
		11.5.8	ALS Analytical Procedures	11-6
		11.5.9	Actlabs Analytical Procedures	11-6
		11.5.10	Accurassay Analytical Procedures	11-6
		11.5.11	Swaslabs Analytical Procedures	11-7
		11.5.12	In-house Laboratory Analytical Procedures	11-7
	11.6	Quality Assurance and Quality Control		11-7
		11.6.1	Expert	11-7
		11.6.2	ALS	11-7
		11.6.3	Actlabs	11-7
		11.6.4	Accurassay	11-7
		11.6.5	Swaslabs	11-8
		11.6.6	In-house Laboratory	11-8
		11.6.7	Virginia	11-9
		11.6.8	Goldcorp Quality Assurance and Quality Control Results	11-10
	11.7	Databases		11-10
	11.8	Security		11-11
		11.8.1	Sample Security	11-11
		11.8.2	Sample Storage	11-11
	11.9	Comments on Section 11		11-11

12.0	DATA VERIFICATION			12-1
	12.1	External Verification		12-1
		12.1.1	Smee (2007)	12-1
		12.1.2	SRK Consulting (2007)	12-1

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		12.1.3	G.N. Lustig Consulting Ltd (2007)	12-1
		12.1.4	G.N. Lustig Consulting Ltd (2008)	12-1
	12.2	Goldcorp Verification		12-2
	12.3	Comment on Section 12		12-2

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
	13.1	Metallurgical Testwork		13-1
		13.1.1	2006 Testwork	13-1
		13.1.2	2007 Testwork	13-3
		13.1.3	2008 Testwork	13-5
		13.1.4	2009 Testwork	13-6
		13.1.5	2010 Testwork	13-7
		13.1.6	2011 Testwork	13-9
		13.1.7	2012 Testwork	13-10
	13.2	Process Optimisation		13-12
		13.2.1	2014 Process Optimization	13-12
		13.2.2	2015 Process Optimization	13-12
		13.2.3	2016 Process Optimization	13-12
		13.2.4	2017 Process Optimization	13-13
		13.2.5	2018 Process Optimization	13-13
	13.3	Recovery Estimates		13-13
	13.4	Metallurgical Variability		13-13
	13.5	Deleterious Elements		13-14
	13.6	Comments on Section 13		13-14

14.0	MINERAL RESOURCE ESTIMATES			14-1
	14.1	Introduction		14-1
	14.2	Basis of Estimate		14-1
	14.3	Geological Models		14-1
	14.4	Exploratory Data Analysis		14-2
	14.5	Grade Capping and Compositing		14-7
	14.6	Variography		14-7
	14.7	Estimation Parameters		14-11
	14.8	Block Model Validation		14-11
	14.9	Reconciliation with Production		14-13
	14.10	Classification of Mineral Resources		14-14
	14.11	Reasonable Prospects for Eventual Economic Extraction		14-14
	14.12	Mineral Resource Statement		14-16
	14.13	Comment on Section 14		14-17

15.0	MINERAL RESERVE ESTIMATES			15-1
	15.1	Introduction		15-1
	15.2	Mineral Reserves Statement		15-1
	15.3	Factors That May Affect the Mineral Reserve Estimate		15-2
	15.4	Estimation Procedure		15-2
	15.5	Dilution and Mining Recovery		15-6
	15.6	Cut-off Grade and Mining Width		15-7
	15.7	Conversion Factors from Mineral Resources to Mineral Reserves		15-7

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16.0	MINING METHODS			16-9
	16.1	Introduction		16-9
	16.2	Geotechnical and Geological Considerations		16-10
		16.2.1	Description of Local Geology Structure	16-10
		16.2.2	Joints and Discontinuities	16-12
		16.2.3	Geomechanical Characterisation	16-12
		16.2.4	Natural Stress Field Assessment	16-16
		16.2.5	Ground Support	16-16
		16.2.6	Seismicity	16-16
		16.2.7	Surface Crown Pillar	16-18
	16.3	Hydrological Considerations		16-18
		16.3.1	Overview	16-18
		16.3.2	Conductivity Measurements	16-19
	16.4	Design and Planning Methodology		16-19
		16.4.1	Development Design	16-22
		16.4.2	Stope Design	16-22
	16.5	Production Rate		16-23
	16.6	Mine Plan		16-24
	16.6	Material Handling System		16-24
		16.6.1	Overview	16-24
		16.6.2	Production Shaft	16-27
		16.6.3	Spill Pocket	16-27
		16.6.4	Surface Ramp	16-27
	16.7	Ventilation		16-27
		16.7.1	Ventilation System	16-27
		16.7.2	Fresh Air System	16-28
		16.7.3	Return Air System	16-28
	16.8	Backfill		16-30
	16.9	Communications		16-30
	16.10	Explosives		16-30
	16.11	Equipment Fleet		16-30
	16.12	Comments on Section 16		16-31

17.0	RECOVERY METHODS			17-1
	17.1	Process Flow Sheet		17-1
	17.2	Plant Design		17-1
		17.2.1	Crushing Circuit	17-1
		17.2.2	Grinding Circuit	17-3
		17.2.3	Gravity Circuit and Intensive Cyanidation	17-3
		17.2.4	Flotation Circuit	17-4
		17.2.5	Flotation Tails Leaching and CIP Circuit	17-4
		17.2.6	Flotation Concentrate Leaching and CIP Circuit	17-5
		17.2.7	Carbon Elution Circuit and Carbon Regeneration	17-6
		17.2.8	Electrowinning and Refining	17-7
		17.2.9	Cyanide Destruction	17-7
		17.2.10	Filtration Plant	17-8
	17.3	Product/Materials Handling		17-8

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		17.3.1	Paste Backfill Plant	17-8
	17.4	Energy, Water, and Process Materials Requirements		17-9
		17.4.1	Fresh and Process Water Supply	17-9
		17.4.2	Energy	17-9
		17.4.3	Process Material Requirements	17-10
	17.5	Comments on Recovery Methods		17-10

18.0	PROJECT INFRASTRUCTURE			18-1
	18.1	Introduction		18-1
	18.2	Road and Logistics		18-1
	18.3	Surface Infrastructure		18-1
	18.4	Power and Electrical		18-4
	18.5	Comments on Section 18		18-4

19.0	MARKET STUDIES AND CONTRACTS			19-1
	19.1	Market Studies		19-1
	19.2	Commodity Price Projections		19-1
	19.3	Comment on Section 19		19-1

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	Baseline Studies		20-1
	20.2	Environmental Considerations		20-1
	20.3	Waste Rock Storage		20-2
	20.4	Tailings Management Facility		20-2
	20.5	Water Management		20-3
		20.5.1	Potable Water for Campsite and Industrial Area	20-3
		20.5.2	Wastewater Collection and Treatment	20-3
		20.5.3	Industrial Water Collection and Treatment	20-3
	20.6	Closure Plan		20-4
	20.7	Permitting		20-5
	20.8	Considerations of Social and Community Impacts		20-5
		20.8.1	First Nations	20-5
		20.8.2	Community Consultations	20-6
		20.8.3	Archaeology	20-6
	20.9	Comments on Section 20		20-7

21.0	CAPITAL AND OPERATING COSTS			21-1
	21.1	Capital Cost Estimate		21-1
	21.2	Operating Cost Estimates		21-1
	21.3	Comments on Section 21		21-1

22.0	ECONOMIC ANALYSIS			22-1
	22.1	Introduction		22-1
	22.2	Comments on Section 22		22-1

23.0	ADJACENT PROPERTIES			23-1

24.0	OTHER RELEVANT DATA AND INFORMATION			24-1

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25.0	INTERPRETATION AND CONCLUSIONS		25-1
	25.1	Introduction	25-1
	25.2	Mineral Tenure, Surface Rights, Agreements, and Royalties	25-1
	25.3	Geology and Mineralization	25-1
	25.4	Exploration, Drilling and Data Analysis	25-1
	25.5	Metallurgical Testwork	25-2
	25.6	Mineral Resource Estimation	25-3
	25.7	Mineral Reserve Estimation	25-3
	25.8	Mine Plan	25-3
	25.9	Process Plan	25-4
	25.10	Infrastructure Considerations	25-5
	25.11	Markets and Contracts	25-5
	25.12	Environmental, Social Issues and Permitting	25-5
		25.12.1 Environment	25-5
		25.12.2 Community	25-5
		25.12.3 Permitting	25-6
	25.13	Capital and Operating Cost Estimates	25-6
	25.14	Financial Analysis	25-6
	25.15	Conclusions	25-6

26.0	RECOMMENDATIONS		26-1
	26.1	Introduction	26-1
	26.2	Phase 1 Drilling	26-1
	26.3	Phase 2 Drilling	26-1

27.0	REFERENCES		27-1

TABLES

Table 1-1:	Mineral Resource Estimate for the Éléonore Operations	1-10
Table 1-2:	Mineral Reserve Estimate	1-11
Table 1-3:	Capital Cost Estimate (US$ M)	1-17
Table 1-4:	Operating Cost Estimate (US$/t)	1-17
Table 4-1:	Miscellaneous Leases and Permits	4-4
Table 4-2:	Royalties Payable, Based on Production and Gold Price	4-4
Table 9-1:	Summary of Exploration Work Performed at the Éléonore Operations	9-2
Table 10-1:	Drill Hole Summary Table	10-2
Table 11-1:	Surface Sampling Methods Summary	11-2
Table 13-1:	Assay Values, 2006 Metallurgical Testwork Program	13-2
Table 13-2:	Assay Values, 2007 Metallurgical Testwork Program	13-4
Table 13-3:	Assay Values, 2008 Metallurgical Testwork Program	13-6
Table 13-4:	Assay Values, 2010 Metallurgical Testwork Program	13-8
Table 13-5:	Assay Values, 2011 Metallurgical Testwork Program	13-10
Table 13-6:	Assay Values, 2012 Metallurgical Testwork Program	13-11
Table 13-7:	Gold Recoveries, 2012 Batch and Bulk Tests	13-11
Table 14-1:	High-Grade Capping on Gold Assays	14-8
Table 14-2:	Search Ellipsoid Parameters	14-9

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Table 14-3:	Variogram Parameters	14-10
Table 14-4:	Resource Model Estimation Parameters	14-12
Table 14-5:	Mineral Resource Estimate for the Éléonore Operations	14-18
Table 15-1:	Mineral Reserve Estimate	15-3
Table 15-2:	DSO Parameters	15-6
Table 16-1:	Joint Set Orientations	16-13
Table 16-2:	Joint Quality Parameter Summary	16-13
Table 16-3:	Uniaxial Compression and Brazilian Test Results	16-14
Table 16-4:	RQD Values By Geological Unit	16-14
Table 16-5:	Rock Mass Ratings by Geological Unit	16-15
Table 16-6:	Éléonore Mine Sigra Horiontal Stress Measurement Summary	16-17
Table 16-7:	Equipment Requirements	16-31
Table 20-1:	Key Permits and Authorizations	20-6
Table 21-1:	Capital Cost Estimate (US$ M)	21-2
Table 21-2:	Operating Cost Estimate (US$/t)	21-2

FIGURES

Figure 2-1:	Location Plan	2-2
Figure 4-1:	Mineral Tenure Plan	4-2
Figure 7-1:	Regional Geology Plan	7-2
Figure 7-2:	Project Geology Map	7-3
Figure 7-3:	Geology Map of the Roberto Deposit	7-7
Figure 7-4:	Roberto Deposit Section View, Looking North (vein envelopes are based on drilled thicknesses)	7-8
Figure 7-5:	Geological Mapping Plan View of Level N0770 – Roberto Zone (MZ 5050)	7-10
Figure 7-6:	Cross Section #1 in Folded MZ 5050; Single Well Defined Sub-Vertical MZ Corridor	7-11
Figure 7-7:	Cross Section #2 in S2 Controlled MZ 5050; Multiple Small Sub-Vertical Discontinuous Transposed MZ In in Highly Deformed Wacke	7-12
Figure 10-1:	Regional Drill Hole Location Plan	10-3
Figure 10-2:	Drill Hole Location Plan	10-4
Figure 14-1:	Example Geological Interpretation	14-3
Figure 14-2:	Geological Model	14-4
Figure 14-3:	Gold Grade Shells Envelopes in Plan View at 9790 Elevation	14-5
Figure 14-4:	Comparison between Interpretations of 2015 and 2018 Roberto Zone Au High-Grade Envelopes in Plan View at 9485 Elevation	14-6
Figure 14-5:	Mineral Resource Classification in Plan View at 9550 Elevation	14-15
Figure 14-6:	Mineral Resource Classification in Long Section for Roberto Zone HG (5050)	14-16
Figure 15-1:	2018 Éléonore Reserve Process	15-4
Figure 15-2:	DSO Setup, Showing H5 Main and Hanging Wall Zones	15-5
Figure 16-1:	650 Level Showing Projection of Major Faults	16-11
Figure 16-2:	Example of Sub Horizontal Joints in a Drift	16-11
Figure 16-3:	Example of Pegmatite Intrusions in a Drift	16-13
Figure 16-4:	Seismic Event Capture and Visualization (schematic view looking west)	16-17
Figure 16-5:	Regional Extent of Grounwater Table	16-20

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Figure 16-6:	Longitudinal Schematic View of 2018 Reserve Stopes and Major Infrastructure (looking west)	16-21
Figure 16-7:	Plan View, Typical Level	16-23
Figure 16-8:	Mining Schematic Showing Pyramidal Sequencing	16-25
Figure 16-9:	Material Movement Schematic (looking west)	16-26
Figure 16-10:	Main Ventilation Network	16-29
Figure 17-1:	Process Flowsheet	17-2
Figure 18-1:	Aerial View, Infrastructure Layout	18-2
Figure 18-2:	Overall Infrastructure Plan	18-3

APPENDICES

Appendix A:   Mineral Tenure

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1.0	SUMMARY

1.1	Introduction

Dr. Anne Charland, P.Geo., Mr. Martin Perron, P.Eng., Ms. Adrienne Rispoli, P.Eng., Mr. Martin Bussières, P.Eng., and Ms. Sophie Bergeron, P.Eng. (collectively the Qualified Persons or QPs) prepared this Technical Report (the Report) for Goldcorp Inc. (Goldcorp) on the wholly-owned Éléonore Gold Operations (the Éléonore Operations or the Project) located in Quebec, Canada.

The Éléonore Operations host the Roberto gold deposit, which consists of the Roberto, East Roberto, and Zone du Lac lenses. Following a four-year development period, the first doré bar was poured from the underground mine in October 2014. Commercial production was declared in April 2015. The average production rate for 2018 is approximately 5,000 t/d, with the second half of 2018 in ramp-up phase and finishing the year at over 6,500 t/d. It is expected that the life-of-mine (LOM) plan peak years average production rate of 6,600 t/d will be achieved in 2019.

This Report supports the disclosure of updated Mineral Resources and Mineral Reserves for the Project. Goldcorp will be using the Report in support of an Information Circular filing.

The operating entity is Les Mines Opinaca Ltée., a wholly-owned subsidiary of Goldcorp Inc. For the purposes of this Report, “Goldcorp” is used to refer interchangeably to the parent and subsidiary companies.

Currency is expressed in American (US$) or Canadian dollars (C$) as identified in the text. Mineral Resources and Mineral Reserves are reported using the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (2014 CIM Definition Standards). The Mineral Reserves are forward-looking information and actual results may vary. The risks regarding Mineral Reserves are summarized in the Report (see Section 15.3 and Section 25). The assumptions used in the Mineral Reserve estimates are summarized in the footnotes of the Mineral Reserve table, and in Sections 15 and 16 of the Report.

1.2	Location, Climate, and Access

The Éléonore Operations are located in the Ell Lake area, in the northeastern part of the Opinaca Reservoir of the James Bay region, in the province of Quebec, Canada. The mine is located approximately 350 km north of the towns of Matagami and Chibougamau, and 825 km north of Montreal.

The mine area is characterized by cold winters and short, cool summers. Precipitation varies throughout the year, reaching an average of 2 m annually.

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1.3	Mineral Tenure and Surface Rights

Goldcorp acquired the then Éléonore Project from Virginia Gold Mines Inc. (Virginia) in 2005, under a plan of arrangement.

The Éléonore Operations comprise 369 contiguous claims totalling 18,971,7 ha, in addition to a granted mining lease (289.4 ha), for a total tenure holding of 19,261.1 ha. The claims are 100% owned by Les Mines Opinaca Ltée (Opinaca), an indirectly wholly-owned Goldcorp subsidiary

Mining Lease #1009A was granted by Quebec government in February 2014.

In the opinion of the responsible QP, information from legal experts and Goldcorp experts support that the mineral tenure held is valid and sufficient to support the disclosure of Mineral Resources and Mineral Reserves.

Surface rights in the Project area are classified as Category III provincial territories as per the James Bay and Northern Quebec Agreement, which gives certain hunting and fishing rights to the First Nation communities of the region.

In the opinion of the responsible QP, there are no pre-existing surface rights which are in conflict with the mining operations.

1.4	Agreements and Royalties

A royalty is payable to Osisko Gold Royalties Ltd. (Osisko Gold; formerly Virginia Gold Mines Inc.). The royalty is a sliding scale royalty calculated as function of ounce production and gold price, and can vary between 2.00% and 3.5% of net smelter return.

An annual payment is required to the Cree Nation under a confidential Cree Collaboration Agreement.

1.5	Geology and Mineralization

The Roberto deposit is a clastic sediment-hosted stockwork-disseminated gold deposit.

It is hosted in Archaean-age rocks of a volcano-sedimentary greenstone belt developed near the contact between the Opinaca and La Grande Subprovinces of the Superior Province.

Rock units belonging to the La Grande Subprovince west of the Opinaca–La Grande contact comprise most of the Project area and host the Roberto deposit. The Roberto deposit is hosted in polydeformed greywacke units in contact with aluminosilicate-bearing greywacke and thin conglomerate units. The 1.9 km long crescent shape of the deposit is believed to be the result of F2 folding. To date, mineralization has been intersected to a vertical depth of 1,400 m. Gold-bearing zones are generally 5–6 m in

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true thicknesses, varying from 2 m to more than 20 m locally. All zones remain open at depth.

Information from production drilling and underground mapping has shown that folding in the southern area edge of the main shoot is tighter than previously interpreted. The close folding that resulted in increased mining dilution during 2015 seems to be limited to within a 50 m corridor.

The numerous subparallel mineralized zones are characterized by gold-bearing quartz–dravite–arsenopyrite veinlets, contained within quartz–microcline–biotite–dravite–arsenopyrite–pyrrhotite auriferous replacement zones. Sulphide concentrations within the auriferous zones vary from 2% to 5%, with the main sulphides being arsenopyrite, löllingite (FeAs2), pyrrhotite, and pyrite.

Each mineralized zone was interpreted and modelled in three dimensions (3D) for resource estimation purposes.

Relationships between the nearby diorite and pegmatite intrusions and the gold mineralization event are still unknown.

Exploration targets have been identified close to the Roberto deposit as the Roberto Extension, Hanging Wall Veins (HWV), the North Zone (NZ) and the 494 area. Following extensive geophysical and mapping programs in 2017 and 2018, additional targets have been identified at various distance from the mine. Exploration activities are planned for 2019 on the property claims.

In the opinion of the responsible QP, the knowledge of the deposit setting and lithologies, and of the mineralization style and its structural and alteration controls, is sufficient to support Mineral Resource and Mineral Reserve estimation. Prospects and targets are at an earlier stage of exploration, and the lithologies, structural, and alteration controls on mineralization are currently insufficiently understood to support estimation of Mineral Resources.

1.6	Exploration and History

Exploration in support of mine development has included prospecting, mapping, ground induced polarization (IP) and magnetic surveys, an electromagnetic (VTEM) survey, grab and rock chip sampling, soil sampling, trench and channel sampling, core drilling, metallurgical test work, Mineral Resource and Mineral Reserve estimates, baseline environmental, geotechnical and hydrological studies, and technical studies.

In the opinion of the responsible QP, the exploration programs completed to date are appropriate to the known mineralization style. There is considerable remaining exploration potential in the vicinity of the current mining operations.

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1.7	Drilling

As of 30 November 2018, a total of 10,133 surface and underground drill holes (1,523,791 meters) had been completed by Virginia and Goldcorp. Of these, a total of 351 drill holes (105,635 meters) were completed by Virginia, and 9,782 drill holes (1,418,156 meters) by Goldcorp.

Standardized logging forms and geological legends were developed for the Project in acQuire database software. Rock quality designation (RQD) is completed in sequence prior to geological logging and in the pre-feasibility period; full geotechnical logging was completed on some drill holes. Geological logging use standard procedures and collect information on mineralization, lithological breaks, alteration boundaries, and major structures. All drill core is photographed. Some drill holes are oriented for structural measurements. Core recovery is acceptable for all drill programs.

Upon completion of a hole, surface drill hole collars were surveyed using a differential global positioning system (GPS) instrument by in-house technicians. Underground drill holes are surveyed using a Leica TS15 robotized station.

Downhole surveys are carried out by the drill contractor for dip and deviation using a Reflex instrument.

Drill data are typically verified prior to Mineral Resource and Mineral Reserve estimation by running checks in acQuire.

Sample intervals are determined by the geological relationships observed in the core and vary between 0.3 m and 1.25 m. An attempt is made to terminate sample intervals at lithological and mineralization boundaries.

Specific gravity (SG) data were collected by Goldcorp personnel until end of 2011. The specific gravity database contains 11,923 specific gravity results that were determined on core samples. An SG of 2.77 was used for all veins. The SG database is currently sufficient to provide a reliable assessment of the variability of the specific gravity across the deposit and across the various rock types.

In the opinion of the responsible QP, the quantity and quality of the lithological, geotechnical, collar, and down-hole survey data collected during the exploration and infill drill programs completed by Virginia and Goldcorp are sufficient to support Mineral Resource and Mineral Reserve estimation.

1.8	Sample Analysis and Security

Exploration and infill core samples were analyzed by independent laboratories using industry-standard methods for gold analysis. A number of different laboratories have been used.

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From 2006 to 2013 surface samples were prepared and analyzed by ALS Laboratories (ALS) in Val d’Or, Quebec. The laboratory is accredited under ISO 17025 and 9001/2008. In 2014 and 2015 surface samples were prepared and analyzed by Activation Laboratories Ltd (Actlabs) in Ancaster, Ontario. The laboratory is accredited under ISO 17025 for specific registered tests or certification to ISO 9001:2008.

Laboratories used during the various exploration, infill and step-out drill analytical programs included Laboratoire Expert (Expert) in Rouyn-Noranda (2004–December 2006; this laboratory was not certified before 2006), Accurassay Laboratories Inc. in Rouyn-Noranda, Québec (April 2014–February 2017; ISO 17025 accreditation), Swastika Laboratories Ltd. (Swaslabs) in Swastika, Ontario (September 2017–April 2018; ISO 17025 accreditation), and Actlabs (April 2018 to date).

The in-house laboratory operated by Goldcorp started operation in February 2014 and began to process muck, chips and definition drilling samples at a rate of 180 samples/day. Overflow and other production samples were sent to ALS.

Metallurgical testwork has been completed at a number of laboratories, but primarily at SGS Lakefield Research Limited (SGS). Metallurgical laboratories are not typically accredited or certified for sample analysis and preparation.

All laboratories other than the Goldcorp-operated in-house laboratory are independent of Goldcorp.

Sample preparation for samples that support Mineral Resource and Mineral Reserve estimation has followed a similar procedure for all Virginia and Goldcorp drill programs. All samples were crushed and ground. The preparation procedure is in line with industry-standard methods for a clastic sediment-hosted stockwork-disseminated gold deposit in an orogenic setting.

The primary gold analytical method was fire assay with either an atomic absorption spectrometry (AAS) finish or microwave plasma atomic emission spectroscopy (MP-AES) finish. Depending on the external laboratory, values above either 3.0 g/t gold or 10 g/t gold received a gravimetric finish. The in-house laboratory reassays above 34 g/t gold with a gravimetric finish.

The collected sample data adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits.

Virginia and Goldcorp maintained a quality assurance and quality control (QA/QC) program for the Project. This comprised the submission of analytical standard reference materials (SRMs), duplicates and blanks. QA/QC submission rates meet industry-accepted standards of insertion rates. No material sample biases were identified by the QA/QC programs.

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The results of the QA/QC programs did not indicate any problems with the analytical programs, therefore Goldcorp concludes that the drill core gold analyses are acceptably accurate and precise to support Mineral Resource and Mineral Reserve estimation.

Sample security has relied upon the fact that the samples were always attended or locked in the logging facility. Chain-of-custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory. Current sample storage procedures and storage areas are consistent with industry standards.

The responsible QP is of the opinion that the quality of the gold analytical data is sufficiently reliable to support Mineral Resource and Mineral Reserve estimation and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards.

1.9	Data Verification

A number of data verification programs and audits have been performed over the Project’s history by independent consultants in support of technical reports and by Goldcorp personnel in support of mining studies. Goldcorp has also performed its own internal validations. Data verification checks were performed as follows:

•	G.N. Lustig Consulting Ltd (2006): review of sampling and assay data on the Project; no material biases or errors noted;

•

G.N. Lustig Consulting Ltd (2008): review of check assays performed by SGS Laboratories on 3,285 pulp samples originally assayed by ALS; the laboratories were considered to have satisfactory agreement;

•

Smee Associates (2007): review of QA/QC program and sampling procedures; observations concluded that the sampling and quality control programs were running smoothly and were compliant with mineral exploration best practices;

•	Goldcorp (2006 to date): database validation checks, laboratory inspections; no material biases or errors noted.

In the opinion of the responsible QP, a reasonable level of verification has been completed, and no material issues would have been left unidentified from the programs undertaken. Data verification programs completed on the data collected from the Project adequately support the geological interpretations, and the quality of the analyses and the analytical database, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation.

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1.10	Metallurgical Testwork

Metallurgical testwork has included chemical analyses, acid neutralization potential tests, semi-qualitative petrography, X-ray diffraction (XRD), comminution testwork (including standard bond , crushing work index (CWi), abrasion index (Ai), ball mill work index (BWi) tests), semi-autogenous grind (SAG) mill work index tests, Isamill signature plots, bench-scale flotation tests, Knelson/Laplante gravity-recoverable gold testwork, grade variability recovery testwork, establishment of a reagent suite, evaluation of intensive cyanide leach processing of flotation concentrates, cyanide leach tests on gravity tailings, cyanide backfill tests, pilot plant runs, cyanide destruction using the SO2/air process, thickening and filtration tests.

Samples selected for testing were representative of the various types and styles of mineralization within the Éléonore deposit. Samples were selected from a range of depths within the deposit. Sufficient samples were taken to ensure that tests were performed on sufficient sample mass. Throughout the test program, results have been consistent with no correlation between metallurgical response and sample origin or position within the orebody

Milling operations debuted in Sepember 2014 and the first gold pour occurred in October 2014. Since 2014, more than 6.75 Mt of material from a wide variety of areas and depths has been processed. No correlation between metallurgical response and sample origin or position within the orebody has been established.

Current plans assume long-term average metallurgical recoveries of 92.0–92.5%, which are consistent with the results of previous testwork as well as operational experience.

1.11	Mineral Resource Estimate

The Mineral Resources are based on a total of 6,927 core drill holes and 926 surface channels, for a total of 920,950 assays results collected between September 2004 and January 18, 2018 (the date of the database closeout for estimation purposes).

The mineralized zones were interpreted based on alteration, mineralization, structures and assay results. Major lithologies and alteration styles were also interpreted on section and plan views. The interpretation consists of a stack of four N30W-trending main corridors that host principal zones (5010, 5020, 5050,6000, 6020, 6030 and 7001,7002), with 48 minor sub-parallels zones. They are linked together by a set of 31 secondary zones assimilated as ramps or splays. The total package is east–west crosscut by 10 high strain zones or corridors, plus 20 additional east–west secondary zones, termed the hanging wall (HW) zones. The 500 zone is the most important hanging wall zone. Zone 5050 comprises the Roberto style of mineralization, Zone 6000 comprises the Roberto East and Zone du Lac style of mineralization.

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Within the Vulcan block model, there are two types of mineralized solids/envelopes: high-grade (HG) solids, mineralized envelopes and one mineralized envelope for dilution (ME). A total of 117 zones were defined inside the ME. No minimum width and a cut-off grade of 2 g/t Au were used. The dilution envelope was created at approximately 30 m around the zones.

A top cut varying from 50 g/t to 140 g/t gold (2.5 g/t gold for the dilution envelope) was applied to assay grades prior to compositing. Composite lengths were set at 2 m. Composites within interpreted geological zones were used to generate variography and ultimately determine search ellipsoids. The variograms parameters obtained were used for the kriging estimation of all zones (except HS, HW and ramps/splays), and the anisotropy was rotated to fit the orientation of the mineralized zones. The HS, HW and ramps/splays were estimated using an inverse distance weighting to the second power (ID2) interpolation.

The block model was set up as a sub-block model. Each block could have only one rock code. The blocks were divided into two mains rock codes: HG and ME, according to the zone type. Sample search ellipsoid sizes and orientation were established using a combination of variogram ranges, drill hole distribution, and geological understanding. The HG block grade model was estimated with hard boundaries. Composites were only used for the estimation of blocks with the same rock code and same zone identifier (ID), except where one vein was the splay of another vein; in that case, composites were shared locally. The ME block grade model was estimated with soft boundary to the HG zones, using a 50% weighting factor for assays through the soft boundaries. This change was chosen to better represent the geological complexity within the block model. The HG and ME blocks were estimated independently, with a three-pass plan. The first two passes used relatively short search radii to interpolate the blocks close to the drill holes. The third pass was defined to populate the remaining blocks within the vein solids. Ordinary kriging (OK) was used to estimate grades within all zones (except HS, HW and ramps/splays). The HS, HW and ramps/splays were estimated using ID2. The ME was completed using inverse distance weighting to the third power (ID3) methods.

The estimated block model was validated visually and statistically. Visual inspection confirmed that the block model respected the drill hole data. The global means of the resource model matched well with the verification models, with differences within acceptable limits in most of the main HG veins.

For the Mineral Resource estimate for the Éléonore Operations estimate, blocks were classified into the Measured, Indicated and Inferred categories. Measured Mineral Resources were defined for blocks within a maximum distance of 15 m (12.5 m x 12.5 m spacing) from three different drill holes, combined with an underground development in the mineralization. Indicated Mineral Resources were defined for blocks estimated through the first pass with a minimum two drill holes within 30 m search radius. Inferred Mineral Resources were defined for blocks within 60 m from one drill hole, with an

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occasional block influence as far as 80 m where the mineralization trend was demonstrated by multiple adjacent holes.

The Deswik Stope Optimizer (DSO) software tool was used to create block model shapes that are in accordance with a minimum mining width of 2.5 m, a stope height of 30 m, a stope length varying from 5 to 25 m and stope walls that are steeper than 45º. Using parameters established during the course of mining activities, a metallurgical recovery of 93% and an operating cost of approximately US$107.50/t (comprising the following costs from the peak years in LOM 2018: mining: US$59.41/t; processing: US$27.75/t; general and administrative (G&A): US$20.34/t) were considered reasonable to constrain the estimate. Using a gold price of US$1,400/oz, the cut-off grade required to support reasonable prospects of eventual economic extraction is approximately 2.7 g/t gold.

Mineral Resources were classified using the 2014 CIM Definition Standards and are reported exclusive of Mineral Reserves. The QP responsible for the Mineral Resource estimate is Martin Perron, P. Eng., an employee of Goldcorp. The estimate is summarized in Table 1-1, and has an effective date of 30 June, 2018.

To the extent known to the responsible QP, there are no known environmental, permitting, legal, title-related, taxation, socio-political or marketing issues that could materially affect the Mineral Resource estimate that are not documented in this Report.

Key areas of uncertainty that may materially impact the Mineral Resource estimate include: geological complexity including folding and faulting of vein material between drill hole intercepts, commodity price assumptions; metal recovery assumptions; hydrological constraints; and rock mechanics (geotechnical) constraints.

There is upside potential for the estimates if mineralization that is currently classified as Inferred can be upgraded to higher-confidence Mineral Resource categories. Core drilling is currently underway in support of potential confidence category upgrades.

1.12	Mineral Reserve Estimate

Mineral Resources classified as either Indicated or Measured were considered during conversion to Mineral Reserves. The requirements for Mineral Resources to be converted to Mineral Reserves are:

•	Only Measured and Indicated Mineral Resources are considered;

•	Dilution (15%) is included in the Mineral Reserve estimate;

•	Mining recovery varies from 85% to 95% and is applied based on geotechnical risk;

•	Mineral Reserves are supported by an economic mine plan.

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Table 1-1: Mineral Resource Estimate for the Éléonore Operations

Category	Tonnes (Mt)	Au Grade (g/t Au)	Contained Gold (M oz)
Measured	0.79	6.15	0.16
Indicated	2.39	4.67	0.36
Total Measured and Indicated	3.18	5.03	0.51
Inferred	3.19	5.76	0.59

Notes to Accompany Mineral Resource Table:

1.	Mr Martin Perron, P. Eng., a Goldcorp employee, is the Qualified Person for the estimate. The estimate has an effective date of June 30, 2018.

2.	The Mineral Resources are classified as Measured, Indicated and Inferred Mineral Resources, and are reported using the 2014 CIM Definition Standards.

3.

Mineral Resources are reported exclusive of those Mineral Resources that have been converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.	A minimum true thickness of 2.5 m was applied for all Mineral Resource estimates, using the grade of the adjacent material when assayed, or a value of zero when not assayed.

5.

A top cut varying from 50 g/t to 140 g/t gold (80 g/t gold for the dilution envelope) was applied to assay grades prior to compositing grades for interpolation into model blocks using ordinary kriging (OK) and inverse distance weighting to the second power (ID2) methods, and was based on 2 m composites within a block model made of 5 m long x 5 m wide x 5 m high blocks. Average specific gravity (SG) is 2.77.

6.

Mineral Resources are reported using a 2.7 g/t gold cut-off grade, which is based on assumptions of a US$1,400 per ounce gold price, long-hole stoping underground mining methods, a life-of-mine metallurgical recovery of 93%, and a total mining cost of US$107.50/t (comprising the following costs: mining: US$59.41/t; processing: US$27.75/t; general and administrative (G&A) of US$20.34/t (LOM 2018).

7.	Numbers may not sum due to rounding.

Mineral Reserves are summarized in Table 1-2. The QP responsible for the Mineral Reserve estimate is Ms. Adrienne Rispoli, P.Eng., an employee of Goldcorp.

Mineral Reserves are reported at a gold price of US$1,200/oz gold, a in-situ cut-off grade of 3.6 g/t gold, and an exchange rate of C$/US$1.30. Mineral Reserves have an effective date of June 30, 2018.

Currently no Mineral Resources that fall within the area of the surface crown pillar (from surface to 65 m depth) are included in the Mineral Reserves. An in-depth investigation on the mineability of the crown pillar (0–65 m in resources) as well as sub-crown pillar (65–110 m in reserves) will be conducted during 2018–2019 in order to reduce any operational risk that may result from mining the subcrown pillar, which is currently planned at the end of the life of the mine.

Factors that may affect the Mineral Reserve estimates are: geological complexity impacting grade; geotechnical and design parameters changes impacting dilution and mining recovery factors; lower mill recovery in new mining areas, fluctuations in commodity price and exchange rate as well as mining costs assumptions.

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Table 1-2: Mineral Reserve Estimate

Category	Tonnes (Mt)	Au Grade (g/t Au)	Contained Gold (M oz)
Proven	3.65	5.97	0.7
Probable	14.14	5.61	2.55
Total Proven + Probable	17.78	5.69	3.25

Notes to accompany Mineral Reserve table:

1.	Ms. Adrienne Rispoli, P.Eng., an employee of Goldcorp, is the Qualified Person for the estimate. The estimate has an effective date of 30 June 2018.

2.	The Mineral Reserves are classified as Proven and Probable Mineral Reserves and are based on the 2014 CIM Definition Standards. Proven Mineral Reserves include stockpile material.

3.

Mineral Reserves are based on a gold price of US$1,200/oz, an economic function that includes various operating costs, a metallurgical recovery of 93%, and an exchange rate of C$/US$1.30. The global cut-off grade is 3.6 g/t gold (in-situ). The total US$ operating costs in the peak years of the LOM 2018 are US$107.50/t (mining: US$59.41/t; processing: US$27.75/t; G&A: US$20.34/t). An overall external dilution of 15% is applied to the stopes using zero grade. Mineral Reserves take into account mining recoveries that range from 85% to 95% depending on geotechnical risk.

4.	Numbers may not sum due to rounding.

1.13	Mine Plan

The mine plan was developed by Goldcorp personnel. The mining methods is long-hole stoping (down-hole drilling) longitudinal retreat with consolidated backfill (pastefill) or unconsolidated rockfill.

For mine scheduling purposes, the vertical extent of the orebody is subdivided into two parts: the upper part of the orebody located between 65 m and 650 m below surface (referred to as the upper mine), and the lower part of the orebody located between 650 m and 1,370 m below surface (referred to as the lower mine). Dividing the orebody into two mining sectors and seven mining horizons has accelerated the production start-up.

Mining started from two horizons, the 440 m Level and the 650 m Level, and expanded to cover from the 110 m Level to the 980 m Level from surface. The current mine plan assumes that all the ore and waste from Horizon 1 (80 m Level to 230 m Level) will be trucked to the surface as will material from the top of Horizon 2 (260–290 m Level). Ore and waste from Horizons 2, 3, 4 and 5 (320–980 m Level) will be either dumped down an ore pass (Horizon 2 and Horizon 3) or trucked to the 650 m Level and hoisted by the production shaft. Goldcorp is expanding the material handling system in the lower mine at the 1140 m Level shaft station to support mining operations in Horizons 5 to 7 in 2020.

Studies to increase and sustain the production rate will be conducted as more drilling information becomes available. Based on the current Mineral Reserves, the planned operation has an eight-year mine life to 2026.

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The production shaft excavation is complete to 1,190 m depth, and the surface decline is progressing well, with the elevation in October 2018 being 1,130 m from surface. The Gaumond shaft is completed to a depth of 715 m and is only used for ventilation purposes.

The decline is currently used as the air exhaust and will continue to be so used when the final depth is reached and the ramp is complete. The main fresh ventilation raises are the Gaumond and production shafts. From both shafts, air is distributed into two internal ventilation raises, one located in the northern mine area, the second in the southern mine area. Currently, the ventilation on demand (VOD) system is fully operational.

The permanent pumping system is designed to be upgradable depending on the mine plan and the total water infiltration into the mine. The system is designed to pump dirty water to the the surface and consists of two main pumping stations on the 400 m and 650 m Levels.

Stope widths vary from 2.5–20 m, have an average length of 25 m, a maximum length of 45 m, and can reach 30 m in height. Ground support consists of various combinations of rebar bolts, friction bolts, D-bolts, cables, screen and shotcrete depending on the rock quality and particular requirements of each heading.

Stopes are backfilled with pastefill. Unconsolidated backfill is used whenever possible in order to avoid hoisting waste rock to the surface. The current paste backfill mixture consists of 70% mill tailings, 25% fine sulphide concentrate, and 4–7% binder. The sulphide tailing concentration as much as 25% without having an effect on the paste strength.

A fully-mechanized mining equipment fleet is used. Equipment includes scoop trams, dump trucks, mine service and personnel vehicles, jumbo drills, bolting platforms, scissor lifts, land cruiser and forklifts. The mine and fleet designs are appropriate for the Mineral Reserves defined and the selected throughput rate.

There is potential to extend the mine life and potentially sustain a 7,000 t/d throughput rate if some or all of the Inferred Mineral Resources identified within the LOM production plan (LOMP) can be upgraded to higher confidence Mineral Resource categories, and eventually to Mineral Reserves. Mineralization remains open in the northern and southern extents of the Roberto orebody as well at depth. The deepest drill hole encountering mineralization was at 1,500 m depth; the current mine plan extends to 1,370 m depth.

As part of day-to-day operations, Goldcorp will continue to undertake reviews of the mine plan and consideration of alternatives to and variations within the plan. Alternative scenarios and reviews may be based on ongoing or future mining considerations, evaluation of different potential input factors and assumptions, and corporate directives.

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1.14	Future Development Strategy

Future development work is planned mostly at depth or at the extremities of the orebody. The priority development in 2019 will be the required lateral and vertical openings to allow the construction, and support the commissioning, of the lower material handling system. The main decline will continue to the bottom of Horizon 6 (1190 m Level), to allow for delineation drilling of the area as well as to provide an exploration platform at depth (i.e. the 1190 exploration drift). The shaft bottom decline is also in the plans for 2019–2020.

The future development strategy will incorporate the following considerations:

•	Conduct exploration programs to identify additional mineralization;

•	Establish permanent main infrastructure in the lower mine;

•	Target areas with the highest NPV in newly-active production levels;

•	Establish mining sequence guidelines to minimize geotechnical risks to the mine plan.

1.15	Process Plant

Comminution consists of conventional three-stage crushing circuit followed by a single stage of closed-circuit ball milling, to a P80 of approximately 65 µm. Within the ball milling circuit, a gravity concentration circuit consisting of two Knelson concentrators recovers coarse liberated gold, which is then leached in an Acacia reactor.

Grinding circuit product is fed to a flotation circuit for separation of sulphide minerals into a sulphide-rich concentrate. The flotation concentrate, which contains most of the gold, is reground to a P80 of approximately 15 µm before being subjected to pre-oxidation and cyanidation. The flotation tails, which still contains a significant amount of gold, are also subjected to cyanidation in a separate circuit.

In both cases, gold in solution is recovered by dedicated in carousel carbon-in-pulp (CIP) circuits (one for each leach circuit). Loaded carbon recovered from each CIP circuit is then stripped in a Zadra stripping circuit. Gold from the gold-loaded pregnant solutions (including the one from the Acacia reactor) is then recovered by electrowinning and melted into doré bars. Carbon is regenerated and returned to the CIP circuits.

The tails from each cyanidation circuit are detoxified in a conventional SO2/air cyanide destruction circuit. Sulphide tailings, along with a portion of non-sulphide tailings, are returned to the underground mine in the form of paste backfill. The remaining non-sulphide tailings are filtered and trucked to the tailings management facility (TMF) area.

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The TMF is completely lined and designed for collection of contact water, which is sent to treatment. The current TMF design allows for storage of 22 Mt of tailings, which is sufficient for the current LOM.

The crushing area is designed for a capacity of 8,500 t/d, including waste crushing (1,500 t/d), while the other plant areas are designed for a processing capacity of 7,000 t/d at 95% availability (2.55 Mt/a).

1.16	Support Infrastructure

A permanent road with two permanent bridges extends from the Sarcelle hydroelectric facility to the Éléonore Operations. The Sarcelle station can be reached via a 40 km long gravel road, starting at the 396 km marker along the James Bay Highway. Materials, supplies, and food are transported along this access route.

Workers are mobilized to the site via a year-round air strip.

Power is supplied by Hydro-Québec through a 120 kV overhead electrical power line that was supplied and installed by Hydro-Québec specifically for the Éléonore Operations. A 120/25 kV substation on site distributes the power required for the mining infrastructure.

1.17	Infrastructure

Key infrastructure on site includes the underground mine, a processing plant, temporary waste rock storage facilities, TMF, fuel storage and distribution facilities, industrial water treatment plant (IWTP), a permanent camp that can accommodate 400 people, an administration building, warehouse and garage facilities, assay laboratory, airstrip, and a concrete plant.

Mining-related infrastructure comprise the Gaumond shaft, the production shaft, a 7 km long access ramp, a shaft loading station, ore and waste passes, ore and waste storage bins, a rock breaker/grizzly arrangement, a transfer drift, an exhaust raise, the mine ventilation system and a mine dewatering system.

The main process infrastructure consists of a crushing plant, ore storage bins, a grinding and gravity gold recovery circuit, a flotation circuit, a flotation tails cyanidation and CIP circuit, a flotation concentrate regrinding, cyanidation and CIP circuit, a Zadra stripping circuit, a gold refinery, concentrate and tailings dewatering circuits and a paste backfill system.

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1.18	Environment, Permitting and Socio-Economics

1.18.1	Environmental

Goldcorp has completed baseline studies in support of the Strategic Environmental Assessment (SEA; or ESIE in French) and is carrying out continuous monitoring studies to support project permitting and various commitments. For the Éléonore Operations, the major issues identified include the potential impacts on the environment, the proper management of tailings and waste water, access (roads, airports), social acceptability and management of the post-reclamation site. These issues have been addressed and mitigated through a combination of baseline data collection, appropriate engineering and project design studies, and public consultation.

1.18.2	Waste Rock

Over the LOM, approximately 11 Mt of waste rock is expected to be produced. Some of this material may be returned underground as rockfill or stored in a temporary TMF, or on an expanded waste rock facility (WRF). However, by the end of the mining operation, all waste will have been consumed in backfill and returned underground.

1.18.3	Tailings Management Facility

The TMF is fully lined and will store about 26 Mt of filtered tailings at 85% solids over the expected life of mine. The filtered tailings are trucked 3 km to the tailings area, which has an overall surface area of 80 ha.

1.18.4	Water Management

The drinking water supply for the campsite and industrial area is presently drawn from five existing wells.

All water in contact with the TMF is contained and pumped to the IWTP at a rate of about 400 m3/d.

1.18.5	Closure Plan

A mining reclamation plan was prepared under the requirements of the Mining Act of Québec and approved by the Ministry of Natural Resources (MNR) on November 28, 2013. The reclamation work program as envisaged in the plan will take place over a period of about two to three years (excluding post closure monitoring) after completion of mining activities. The estimated cost of reclamation is C$40.1 million and is covered by a bond.

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1.18.6	Permits

The Éléonore Operations currently hold all required permits to operate, including environmental permits. Permits are renewed as required.

1.18.7	Social Considerations

The operations are located entirely in Cree territory, or Eeyou Istchee, on Category III lands belonging to the Quebec Government and subject to the James Bay and Northern Quebec Agreement (JBNQA). A collaboration agreement was signed with the Cree Nation of Wemindji in February 2011. During the environmental and social impact assessment (ESIA) process, public consultations were held in the communities of Wemindji and Chibougamau.

1.19	Markets and Contracts

Goldcorp’s bullion is sold on the spot market by Goldcorp’s in-house marketing experts.

The terms contained within the existing sales contracts are typical and consistent with standard industry practices, and are similar to contracts for the supply of doré elsewhere in the world.

1.20	Capital and Operating Cost Estimates

Capital and operating cost estimates were prepared by Goldcorp staff. Exploration expenditures were not included in the financial analysis.

Capital costs are based on the 2018 mine construction data and budgetary figures and quotes provided by suppliers. Capital cost estimates include funding for infrastructure, mobile equipment, development and permitting, and miscellaneous costs. Infrastructure requirements were incorporated into the estimates as needed. Sustaining capital costs reflect current price trends. The total life-of-mine capital estimate is US$389 million (Table 1-3).

Operating costs were estimated by Goldcorp personnel, and are based on the 2018 LOM budget. Labour cost estimation is based on Goldcorp’s 2018 salary scale and fringe benefits in force. Mining consumables are based on 2018 costs and contracts. The Éléonore Operations are located at a remote site. Costs for camp accommodation, meals, employee travel, and site security were included in the general and administrative (G&A) component of the estimate. An average overall unit cost of US$113.38/t was estimated (Table 1-4).

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Table 1-3: Capital Cost Estimate (US$ M)

Area	Sustaining	Expansionary	Total
Mine infrastructure	105	17	122
Development	135	3	139
Mobile	63	3	67
Exploration	61	—	61
Total	365	24	389

Note: Estimate presented in US$ millions. Estimate is from 2019 for life of mine. Totals may not sum due to rounding.

Table 1-4: Operating Cost Estimate (US$/t)

Area	(US$/t)
Process Plant	29.29
Mining Operations	62.19
General & Administration	21.89
Total	113.38

Note: Estimate is from 2019 for life of mine. Totals may not sum due to rounding.

1.21	Financial Analysis

Goldcorp is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production.

Mineral Reserve declaration is supported by a positive cashflow.

1.22	Interpretation and Conclusions

Under the assumptions in this Report, the Éléonore Operations show a positive cash flow over the life-of-mine and support Mineral Reserves. The mine plan is achievable under the set of assumptions and parameters used.

1.23	Recommendations

Recommendations put forward are for a two-phase work program, which consists of exploration and delineation drilling. The work programs can be conducted concurrently, and neither phase is dependent on completion of the other.

The first work phase is to investigate zones within the Roberto area that could be rapidly evaluated for potential for Mineral Resource estimation and potential conversion to Mineral Reserves once drill information is available. This program is estimated at US$3.8 million. It will test the HWV area near the shaft, the NZ area, and the 494 area.

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The second work phase is to support potential conversion of Mineral Resources to Mineral Reserves. Drilling at depth and laterally is also required to identify mineralization that may support estimation of additional Mineral Resource. This program is estimated at about US$26 million per year. It includes provision for about 240,000 m of annual drilling consisting of about 10,000 m of exploration drilling, 60,000 m of infill drilling, and 170,000 m of definition drilling.

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2.0	INTRODUCTION

2.1	Introduction

Dr. Anne Charland, P.Geo., Mr. Martin Perron, P.Eng., Ms. Adrienne Rispoli, P.Eng., Mr. Martin Bussières, P.Eng., and Ms. Sophie Bergeron, P.Eng. (collectively the Qualified Persons or QPs) prepared this Technical Report (the Report) for Goldcorp Inc. (Goldcorp) on the wholly-owned Éléonore Gold Operations (the Éléonore Operations or the Project) located in Quebec, Canada (Figure 2-1).

The Éléonore Operations host the Roberto gold deposit, which consists of the Roberto, East Roberto, and Zone du Lac lenses. Following a four-year development period, the first doré bar was poured from the underground mine in October 2014. Commercial production was declared in April 2015. The average production rate for 2018 is approximately 5,000 t/d, with the second half of 2018 in ramp-up phase and finishing the year at over 6,500 t/d. It is expected that the LOM plan peak years average production rate of 6,600t/d will be achieved in 2019.

2.2	Terms of Reference

This Report supports the disclosure of updated Mineral Resources and Mineral Reserves for the Project. Goldcorp will be using the Report in support of an Information Circular filing.

The operating entity is Les Mines Opinaca Ltée., a wholly-owned subsidiary of Goldcorp Inc. For the purposes of this Report, “Goldcorp” is used to refer interchangeably to the parent and subsidiary companies.

All measurement units used in this Report are metric unless otherwise noted, and currency is expressed in American (US$) or Canadian dollars (C$) as identified in the text. Mineral Resources and Mineral Reserves are reported using the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (2014 CIM Definition Standards).

2.3	Qualified Persons

This Report has been prepared by the following Goldcorp QPs:

•	Dr. Anne Charland, P.Geo., Manager of Geology and Exploration, Éléonore;

•	Mr. Martin Perron, P.Eng., Engineering Superintendent, Éléonore;

•	Ms. Adrienne Rispoli, P.Eng, Strategic Engineering Superintendent, Éléonore;

•	Mr. Martin Bussières, P.Eng., Surface Operations Manager, Éléonore;

•	Ms. Sophie Bergeron, P.Eng. Mine General Manager, Éléonore.

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Figure 2-1: Location Plan

Note: Goldcorp figure prepared in 2012.

2.4	Site Visits and Scope of Personal Inspection

The Qualified Persons who are employees of Goldcorp all work at the Éléonore Operations, and this familiarity with the active mining operations serves as their respective QP scope of personal inspection.

Dr. Charland has worked at the Éléonore Operations since February 2018 and was working at the site at the Report effective date. In her role as Manager of Geology and Exploration, she has inspected drill core, visited drill platforms and sample cutting and logging areas; discussed geology and mineralization with Éléonore staff; reviewed

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geological interpretations with staff; supervised and reviewed modeling efforts, supervised Mineral Resource estimates; audited and reviewed on-site data including reviews of budgets, modelling programs and sample results; visited the underground workings; and viewed the locations of key infrastructure.

Mr Perron has worked at the Éléonore Operations since June 2014 and was working at the site at the Report effective date. In his role as Engineering Superintendent, he has overall responsibility for the engineering activities including all mine-related engineering services (geotechnical, ventilation, planning and scheduling), as well as overall responsibility for the Mineral Resources estimation.

Ms Rispoli has worked at the Éléonore Operations since May 2016 and was working at the site at the Report effective date. In her role as Strategic Engineering Superintendent, she has overall responsibility for long-term mine planning and Mineral Reserve estimation.

Mr Bussières has worked at the Éléonore Operations since May 2018 and was working at the site at the Report effective date. In his role as Surface Operations Manager, he has overall responsibility for surface and process-related activities at the mine site including the process plant and associated support services.

Ms Bergeron has worked at the Éléonore Operations since November 2017, and was working at the site at the Report effective date. In her role as Mine General Manager, she has the overall responsibility for the operational activities including mine development plans, underground mining, processing, maintenance, technical services, environmental and social responsibilities, and financial planning. She has participated directly in all aspects associated with the execution of annual business plans; has performed detailed reviews of operational performance, process plant efficiencies, mining technical designs and financial performance; and has participated in discussions and decision processes associated with long-term strategic planning.

2.5	Effective Dates

The Report has a number of effective dates as follows:

•	The effective date for mineral tenure is 20 December, 2018;

•	The effective date for drill information included in the report is November 30, 2018;

•	The closeout date for the database used in the estimation is January 18, 2018;

•	The effective date for the Mineral Resource estimate is June 30, 2018;

•	The effective date of the Mineral Reserve estimate is June 30, 2018.

The overall effective date of this Report is November 30, 2018, and reflects the last supply of drill information for the Project.

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2.6	Information Sources and References

This Report is based in part on internal company reports, maps, published government reports, and public information, as listed in Section 27 of this Report. Specialist input from Goldcorp employees in other disciplines, including legal, process, geology, geotechnical, hydrological and financial, was sought to support the preparation of the Report. Information used to support this Report is also derived from previous technical reports on the property.

All figures were prepared by Goldcorp personnel for the Report unless otherwise noted.

2.7	Previous Technical Reports

Goldcorp has previously filed the following technical reports for the Project:

•

Beausoleil, C., Fleury, D., Fortin, A., and Joncas, L., 2015: Éléonore Project, Quebec, Canada, NI 43-101 Technical Report: Technical Report prepared by Goldcorp Inc., effective date 31 December, 2015;

•

Beausoleil, C., Fleury, D., Fortin, A., Brisson, T. and Joncas, L., 2014: Éléonore Project, Quebec, Canada, NI 43-101 Technical Report: Technical Report prepared by Goldcorp Inc., effective date 26 January 2014;

•

Michaud, C., Chen, E., Simoneau, J., Fortin, A., and Belanger, M., 2012: Éléonore Project, Quebec, Canada, NI 43-101 Technical Report: Technical Report prepared by Goldcorp Inc., effective date January 26, 2012;

•

Simoneau, J., Prud’homme, N., Bourassa, Y., and Couture, J-F., 2007: Mineral Resource Estimation, Éléonore Gold Project, Quebec: Technical Report prepared by SRK Consulting Inc. for Goldcorp Inc., effective date 9 August 2007.

Prior to Goldcorp’s interest in the Project, Virginia Gold Mines Inc. had filed the following reports on the Project:

•

Cayer, A., Savard, M., Tremblay, M., Ouellet, J. F., and Archer, P., 2006: Technical Report and Recommendations, Summer and Fall 2005, Exploration Program, Éléonore Property, Québec: Virginia Gold Mines Inc. GM 62341;

•	Savard, M., and Ouellette, J.-F., 2005: Technical Report and Recommendations May 2005 Drilling Program, Éléonore Property, Québec: Virginia Gold Mines Inc. GM 62117;

•	Cayer, A., and Ouellette, J.-F., 2005: Technical Report and Recommendations, June 2004 – February 2005 Exploration Program, Éléonore Property, Québec: Virginia Gold Mines Inc. GM 61851;

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•	Cayer, A., and Ouellette, J.-F., 2004: Technical Report and Recommendations, June 2003 – May 2004 Exploration Program, Éléonore Property, Québec: Virginia Gold Mines Inc., June 2004.

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3.0	RELIANCE ON OTHER EXPERTS

This section is not relevant to the Report.

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4.0	PROPERTY DESCRIPTION AND LOCATION

The Éléonore Operations are located in the Ell Lake area, in the northeastern part of the Opinaca Reservoir of the James Bay region, in the Province of Quebec, Canada. The mine is located approximately 350 km north of the town of Matagami and 825 km north of Montreal.

The Roberto deposit is situated at approximately UTM Zone 18N (NAD83) 5839829 N and 427470 E.

4.1	Project Ownership

Goldcorp acquired the then Éléonore Project from Virginia Gold Mines Inc. (Virginia) in 2005, under a plan of arrangement.

The operating entity for the operations is a wholly-owned subsidiary of Goldcorp Inc., Les Mines Opinaca Ltée.

4.2	Mineral Tenure

The Éléonore Operations consist of 369 contiguous claims (Figure 4-1; Appendix A) totalling 18971.7 ha, in addition to a granted mining lease of 289.4 ha for a total of 19,261.1 ha. The claims are 100% owned by Les Mines Opinaca Ltée. Claim details are included in Appendix A. All claims are in good standing.

Mining Lease #1009, covering the Roberto deposit, was granted by the Quebec government in February 2014. The lease is valid for a 20-year period with annual fees payable of C$46/ha for an annual total of C$13,312.40.

Contiguous with the operations area are claims that are part of a tripartite joint venture between Eastmain Resources Inc., Azimut Exploration Inc. and Goldcorp, and which form the Éléonore South and Éléonore Southwest properties (refer to Figure 4-1). These 282 claims cover a total area of 14,664 ha. The properties are not considered to be part of the Éléonore Operations as the properties are independent projects that are being managed by Eastmain Resources.

The perimeter of the property has not been legally surveyed. Under Quebec law, claims in the James Bay area are map-staked.

4.3	Surface Rights

The Éléonore Operations are located entirely in Cree territory, or Eeyou Istchee, on Category III lands belonging to the Quebec government and subject to the James Bay and Northern Quebec Agreement (JBNQA). Infrastructure for the mining operation required the acquisition of surface leases issued by the Ministry of Natural Resources (MNR).

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Figure 4-1: Mineral Tenure Plan

Note: Goldcorp figure prepared in 2015.

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Surface leases were obtained for all infrastructure. Water leases have also been obtained. These leases and permits that have annual renewal dates are summarized in Table 4-1.

With the completion of the road to site, no additional authorizations or permit renewals for the road are required.

As applicable, non-exclusive leases (BNE) or exclusive leases (BEX) were obtained for all pits and quarries that are currently in operation. Renewals can be obtained as required.

The operations are also in the territory of the Municipality of James Bay (MBJ). The following uses are permitted:

•	Industry (I);

•	Leisure and recreation (L);

•	Resources (R);

•	Conservation (C).

4.4	Royalties and Encumbrances

A net smelter return (NSR) royalty is payable to Osisko Gold Royalties Ltd. (Osisko Gold; formerly Virginia Gold Mines Inc.). The amount is calculated as a percentage based on a combination of actual mine production and the prevailing gold price (Table 4-2). The royalty is applicable to the entire Éléonore property.

An example of the royalty calculation is provided below:

•

Mine production of 5,250,000 gold ounces would require payment of a 2.75% royalty based on production, being 2% on the first 3 Moz of gold produced, then successive 0.25% interest payments on each next 1 Moz of gold produced, i.e. 2%+ 0.25% + 0.25% + 0.25% = 2.75%. Assuming the ounces were sold at a gold price of US$670/oz, then the final total royalty would be 3.025% (2.75% + (2.75 x 0.1));

•	The maximum royalty percentage is fixed at 3.5%. Advance payment to Osisko Gold of royalties of $US100,000 per month commenced on April 1, 2009.

4.5	Property Agreements

Goldcorp entered into a confidential agreement on February 21, 2011 with the Grand Council of the Crees (Eeyou Istchee), the Cree Regional Authority and the Cree Nation of Wemindji, which is termed the Opinagow Collaboration Agreement. Under this agreement, an annual payment is made.

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Table 4-1: Miscellaneous Leases and Permits

Identification	Area (m2)	# Permit	Renewal Date
Mining Lease	2,894,000	1009	1-Feb-196
Clay stockpile	84,800	001173 10 000	1-Feb-19
Peat Stockpile	142,800	001174 10 000	1-Feb-19
Land Fill	243,605	001396 10 000	1-Feb-19
Taillings	1,411,698	001171 10 000	1-Feb-19
“La Sarcelle” Camp	132,800	822461 00 000	1-Apr-19
C-11 Quarry	16,820	001189 10 000	1-May-19
Lake Usage Lease	4,358	2014-033	8-Apr-19
Opinaca Bridge Lease	2,019	2014-034	8-Apr-19
Pitkaaschihu Bridge Lease	2,340	2014-035	8-Apr-19
Communication Tower	2,500	822018 00 000	1-Jun-19
Land Strip + Weather tower	402,060	000020 10 000	1-Jun-19
Waste Rock Stockpile	198,946	000527 10 000	1-Jun-19
Drinking Water Wells	28,820	001859 10 000	1-May-19
A-08 Storage	28,774	001324 10 000	1-Aug-19
Global Lease	2,229,250	000880 10 000	1-Oct-19
Pounder Magazine	34,000	000815 10 000	1-Oct-19
Total:	7,859,590

Table 4-2: Royalties Payable, Based on Production and Gold Price

Percentage Payable, Based on Production and Gold Price

Percentage	Number of gold ounces produced
+2.00%	On first 3 Moz of gold
+0.25%	On ounces produced between 3 Moz and 4 Moz of gold
+0.25%	On each additional 1 Moz of gold

Percentage Adjustment Based on Market Gold Price

Percentage	Number of gold ounces produced
-10%	If ≤$US350/oz Au
-5%	If >$US350/oz Au but ≤$US400/oz Au
0%	If >$US400/oz Au but ≤$US450/oz Au
+5%	If >$US450/oz Au but ≤$US450/oz Au
+10%	If >$US500/oz Au

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The responsible QP has reviewed the agreement and there are no terms in the agreement that would have a negative impact on the Project. The annual payment is incorporated into the Project financial model.

4.6	Permits, Environment and Social Licence

The current environmental and permitting status, closure planning, community consultation and the social licence to operate is discussed in Section 20.

Environmental liabilities associated with the Project are those expected to be associated with an underground mine in Northern Canada. Closure planning is provided in Section 20.

4.7	Comments on Section 4

The responsible QP notes:

•	Goldcorp holds 100% of the Éléonore Operations. The Project comprises 369 contiguous claims totalling 19,036 ha and a mining lease totalling approximately 289 ha for a total of 19,325 ha;

•

Additional ground in the Éléonore South and Éléonore Southwest properties is held under joint venture, and because the joint venture is managed by a third-party, the properties are not considered to be part of the Éléonore Operations;

•	Surface rights are held by Les Mines Opinaca;

•	A sliding-scale NSR royalty is payable to Osisko Gold, and is capped at 3.5%. Advance royalty payments commenced in April 2009;

•	An annual payment is required to the Cree Nation under the Opinagow Collaboration Agreement;

•

Permits obtained by Goldcorp to explore and conduct mining operations are sufficient to ensure that activities are conducted within the regulatory framework required by the local, Provincial, and Federal governments;

•	To the extent known, there are no other significant factors and risks known to Goldcorp that may affect access, title, or the right or ability to perform work on the Project.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

The closest towns to the operations are Matagami and Chibougamau.

The mine is accessed via a road that extends from the Sarcelle hydroelectric facility to the Éléonore site. The Sarcelle hydroelectric station can be reached via a 40 km long gravel road starting at the 396 km marker along the James Bay Highway (Route de la Baie-James).

A permanent year-round air strip is used for personnel transport.

5.2	Climate

The climate is typical of Northern Canada and is a temperate to sub-arctic climate.

Mining activities are conducted year-round. Exploration activities are currently conducted year-round, but can be temporarily halted during spring thaw and fall freeze-up.

5.3	Local Resources and Infrastructure

Matagami and Chibougamau offer extensive community, health, and transportation services. Matagami is located on the James Bay Highway.

The James Bay area is surrounded by extensive hydroelectric facilities and associated infrastructure, the closest of which are the Sarcelle hydroelectric facility on the Opinaca Reservoir, and the Eastmain Dam located 70 km to the south.

Infrastructure supporting mining operations is discussed in Section 18.

5.4	Physiography

The physiography of the region is typical of the Canadian Shield and includes many lakes, swamps and rivers. Outcrop is limited, due to the presence of the swamps and overlying glacial deposits.

The area is characterized by a gently undulating peneplain relief. The elevation of the few hills of this rolling landscape varies between 215 m and a maximum of 300 m above sea level. The area is drained by Ell Lake, which is itself part of the Opinaca reservoir.

Vegetation is typical of taiga, and includes sparse spruce forests separated by large swampy areas devoid of trees.

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5.5	Comments on Section 5

The responsible QP notes:

•	Personnel access is currently via aircraft; goods are transported via a permanent road that links to the James Bay highway;

•	Mining activities are conducted year-round;

•

In the immediate vicinity of the Roberto deposit, and within the Goldcorp ground holdings, there is sufficient area for the mining operation, including sufficient space for the underground mine, process facilities, mining-related facilities such as workshops, offices and roads, and tailings and waste facilities.

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6.0	HISTORY

6.1	Project History

The first recorded exploration in the Éléonore area was undertaken by Noranda Inc. (Noranda), in 1964. Noranda identified a copper showing located within the Ell Lake diorite intrusion; this showing is located approximately 6 km southwest of the Roberto deposit.

From 2001 to 2004, Virginia conducted regional reconnaissance grab and channel sampling, ground magnetic and inverse polarization (IP)/resistivity, IP/resistivity(94-line km), magnetics (81-line km) and Hummingbird electromagnetic (HEM; 26-line km) geophysical surveys, a soil geochemical Modified Mercalli Intensities (MMI) survey (949 samples), and trenching. The Roberto deposit was located toward the end of 2003. Work completed subsequent to the discovery included a helicopter-borne, detailed magnetic survey (45-line km on two 50 m line spaced grids), additional trenching, core drilling of 351 core holes (105,635 m), 125.5 km of grid lines, 226.3-line km of IP geophysical survey, and B-horizon soil sampling (1,244 samples).

An in-principle agreement to acquire the Project was reached between Goldcorp and Virginia in November 2005, followed by a buyout offer shortly thereafter. Goldcorp took control of the Éléonore property on March 31, 2006.

Since acquisition, Goldcorp has performed till sampling, lake-bottom sediment sampling, surface mapping and trenching, additional core drilling, Mineral Resource and Mineral Reserve estimation, engineering studies, and mine permitting activities. Mine construction commenced in November 2011, and the first gold pour occurred on October 1, 2014.

6.2	Production

As of November 30, 2018, a total of 1,159,602 ounces of gold have been produced from the operations.

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7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The Roberto deposit is located in Archean rocks of the Superior Province of Canada in the transition zone between the Opinaca Subprovince and the La Grande Subprovince (Figure 7-1). The contact between the two subprovinces is not well known, and generally corresponds to regional-scale deformation zones and a sharp change in the metamorphic gradient. In some areas, the contact is masked by late intrusions of one or the other subprovinces (Bandyayera et al., 2010).

The Opinaca Subprovince basin is a sedimentary basin dominated by migmatized paragneisses and diatexites from the Laguiche Complex and intruded by syn to post-tectonic tonalite, granodiorite, granite and pegmatite intrusions from the Janin and Boyd intrusive suites. The metamorphic grade increases from amphibolites facies near the margins to granulite facies toward the center of the basin (Moukhsil et al., 2003). The paragneisses are strongly metamorphosed and folded rocks that retained few of their original structures (Bandyayera et al., 2010). Unit ages vary between 2,844 Ma (similar to the La Grande basement rock ages), and 2,672 Ma and 2,647 Ma (corresponding to paragneiss fusion episodes; Goutier et al., 2002; David et al., 2010).

The “s-shaped” La Grande Subprovince surrounds the Opinaca Subprovince on its west and north sides, spanning a distance of 450 km in the east–west direction and 250 km in the north–south direction. The La Grande Subprovince is an assemblage of volcano–plutonic rocks composed of 85% intrusive rocks and 15% volcano–sedimentary units, the latest forming the volcano–sedimentary units of the La Grande River and Eastmain River greenstone belts (Gouthier et al., 2001; Hocq, 1994). These assemblages overlay an older tonalitic basement (2.79 to 3.39 Ga). Metamorphic grade increases from the greenschist facies to the amphibolites facies toward the contact with the Opinaca Subprovince (Gauthier and Larocque, 1998; Moukhsil, 2000).

The Project area is underlain by rocks of the Eastmain Group of the La Grande Subprovince (Figure 7-2). At its base, the Eastmain Group consists of the Bernou Formation (2,722 Ma) and the Kasak Formation (2,704 Ma), which are composed of basalts and intermediate to felsic tuff (Moukhsil et al., 2003; Bandyayera et al., 2010).

Discordantly overlying these two formations are the Pilipas and Low Formations, consisting of conglomerate, greywacke and wacke. This volcano-metasedimentary sequence is intruded by synvolcanic and syn- to late-tectonic tonalite, granodiorite and diorite intrusions.

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Figure 7-1: Regional Geology Plan

Note: Figure prepared by Goldcorp, 2014.

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Figure 7-2: Project Geology Map

Note: Figure prepared by Goldcorp, 2014. The Woodstock showing indicated on the plan is on ground that is not held by Goldcorp. Thick red solid lines indicate Goldcorp tenure boundaries. Broken lines indicate tenure where Goldcorp is not operator.

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Some intrusions dated between 2,709–2,704 Ma could be synvolcanic with the Kasak Formation while others in the 2,710–2,769 Ma range are considered syn-tectonic intrusions (Moukhsil et al., 2003; Bandyayera et al., 2010).

Regional faults are mainly present in the La Grande Subprovince and are oriented north–south, east–west, northwest–southeast, and northwest–southeast. In outcrop, the faults can be recognized by either a strong tectonic banding or by the presence of intense shear zones with mylonitization. In the Opinaca Subprovince, faults and shear zones are mainly located along fold limbs. Outcrop within the two subprovince areas has been extensively eroded by repeated glaciations.

7.2	Project Geology

The Éléonore property straddles the contact between the Opinaca and La Grande Subprovinces (refer to Figure 7-2). The contact is located in the northeast corner of the property along a northwesterly trend that is defined by a strong shear zone, a change in the magnetic grain, and an increase in the metamorphic gradient (Bandyayera et al, 2010).

7.2.1	Opinaca Subprovince Units

Rock units from the Opinaca Subprovince occur in the northeastern corner of the Project. Lithologies are dominated by granite, granodiorites, and heterogeneous assemblages of pegmatites, tonalites, and granites from the Janin Intrusive Suite, intermixed with partially migmatized paragneiss from the Laguiche Complex. The structural grain is oriented in a northwesterly direction evolving to an east–west grain toward the eastern part of the Project area.

7.2.2	La Grande Province Metasedimentary Units

The La Grande Subprovince rock units make up most of the Project area west of the contact between the Subprovinces and host the Roberto deposit. Lithologies are dominated by metasedimentary units of the Low Formation. Various types of conglomerates, either clast-supported or matrix-supported with monomictic to polymictic clast composition, make up the base of the Low Formation and can reach significant thicknesses. The units form large outcrops along the west side of the property border.

The upper part of the Low Formation is made up of massive, finely- to thickly-bedded greywacke; greywacke that contains aluminosilicate porphyroblasts; conglomeratic greywacke; conglomerates; local arenites; mudstone; and cherty units. Immediately outside the western Project limits, rock units consist of basalts and intercalated intermediate to felsic tuff units attributed to the Kasak Formation. The Low Formation is interpreted to be in discordant contact with the Kasak Formation.

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7.2.3	La Grande Province Intrusive Units

The crescent-shaped Ell Lake diorite intrusion is 10 km long and occupies the centre of the Project. Few observations of the contact between the Ell Lake diorite intrusion and the Low Formation have been recorded.

Asimwakw pegmatites, as named by Bandyayera in 2010, intrude the metasedimentary units and dominate topographic highs. The pegmatites generally have a northeasterly trend that does not appear to be solely the results of preferential erosion during periods of glaciation.

Large granodiorite, granite and pegmatite intrusive units are located on the southeastern side of the property. The Uskawasis pluton, consisting of monzonite, granite, and granodiorite, is located just south of the Project boundary.

Proterozoic diabase dikes that have a northeasterly orientation transect the Project area.

7.2.4	Structure

Metasedimentary units appear to form an open fold with a northeasterly-trending axis. A large mylonitic high-strain zone that also trends to the northeast roughly follows this fold axis. A large northwest-trending, subvertical regional fault, observed both in drill core and in outcrop, is located just east of the Roberto deposit. A 1 km dextral displacement is interpreted for this fault from aeromagnetic data. The aeromagnetics also indicate the presence of a number of additional faults within the Project boundaries.

Rock units in the operations area have been deformed by three deformation phases of which D2 was the principal phase and formed a penetrative regional foliation. This deformation is expressed differently in the two subprovinces, being regular with an east-west trend of domes and basins in the Opinaca Subprovince (Remick, 1977) and with volcano-sedimentary units deformed around the resistant intrusions in the La Grande Subprovince. A strong east–west to northwest–southeast schistosity and a mineral foliation in intrusive rocks is visible in the La Grande Subprovince units.

D1 deformation is more visible in the volcano–sedimentary units of the La Grande Subprovince, and is expressed by P1 folds with a north northeast–south–southwest axis. The folds are locally refolded by D2 folds with northwest–southeast axes. In the Opinaca Subprovince units, this deformation is faint and expressed by mineral lineations. D3 deformation is discrete in both subprovinces and appears as folding of S2 and as crenulation cleavages.

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7.3	Roberto Deposit

7.3.1	Geology

The Roberto deposit has historically been divided into the Roberto, Roberto East, Zone du Lac, North and Hanging Wall Zones. This nomenclature is based on their geographical location and the main alteration types observed. All of the zones are made up of many individual mineralized lenses.

The host rock of the mineralized zones is typically a thinly-bedded greywacke (bed thickness approximately 10 cm) near the contact with a massive greywacke unit, and locally, with a thin conglomerate unit (Figure 7-3). A section through the deposit showing the geology and mineralized zones (displayed in red) is presented in Figure 7-4. The steeply east-dipping Roberto East fault, marked by a thin black tourmaline marker band, forms the eastern limit of the mineralized vein cluster.

The structural hanging wall of the mineralized zones is characterized by a greywacke containing centimetre-scale aluminosilicate porphyroblasts overlain by a thin conglomerate unit. The aluminosilicate-bearing greywacke and the conglomerate appear tightly folded, with axes generally oriented in the east–west direction and refolded by the F2 event. This folding is in sharp contrast with the generally north–south-trending bedding in the mineralized zones. The structural footwall of the mineralized zones is characterized by greywacke, locally exhibiting a higher metamorphic grade, which contains a higher amount of pegmatite dikes and quartz veins.

The bulk of the gold mineralization at the Roberto deposit includes a wide range of mineralization styles (Fontaine et al., 2015a):

•	Stockwork of quartz, dravite veinlets with microcline, phlogopite, and sulphides;

•	Replacement zones (microcline, phlogopite, dravite) with traces of pyrrhotite, arsenopyrite, and rare löllingite (FeAs2; Roberto zone);

•	Quartz, diopside, schorl, arsenopyrite veins (East Roberto zone);

•	Atypical mineralized zones in quartz–feldspathic veinlets, high-grade quartz veins, high-grade paragneiss (North Zone and Hanging Wall Zone).

Mineralization shows variable proportions of disseminated arsenopyrite, löllingite, and pyrrhotite. Traces of pyrite, sphalerite, bornite, and chalcopyrite are also locally present.

The sulphide concentration within the mineralized zones varies between 1% and 5%, and primarily consists of arsenopyrite, löllingite, pyrrhotite and pyrite. The “waste” rock may contain sulphides, usually pyrrhotite, but this is in lesser amounts, from trace to 2%, and occurs mostly in the structural hanging wall.

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Figure 7-3: Geology Map of the Roberto Deposit

Note: Figure prepared by Goldcorp, 2015.

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Figure 7-4: Roberto Deposit Section View, Looking North (vein envelopes are based on drilled thicknesses)

426400
426700
427000
427300
Overburden
Aluminosilicates Greywacke
Metasomatized Greywacke
E 2.89 g/t /14.50 m
H 7.49 g/t / 3.15 m
E 9.12 g/t / 5.00 m
H 14.36 g/t / 2.80 m
E 6.75 g/t / 9.50 m
H 10.23 g/t / 4.00 m
E 6.45 g/t / 8.00 m
H 22.41 g/t / 2.00 m
E 7.05 g/t / 12.50 m
H 15.98 g/t / 3.70 m
E 8.47 g/t / 18.27 m
H 11.16 g/t / 4.14 m
Conglomerate
Diabase
ROBERTO
E: Mineralized envelope
H: High grade envelope
200
-100
-400
-700
-1000
Legend
Wacke
Pegmatite
Mineralized zone
Section 5839540 = Geology of Roberto Deposit
Projection: NAD 1983 UTM Zone 18N
Scale: 1:6,500
Date: 17/11/2015
Autor: E.Fournier
GOLDCORP ÉLÉONORE

Note: Figure prepared by Goldcorp, 2015.

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The mineralized zones are generally 5 m to 6 m in true thickness, varying between 2 m and more than 20 m locally. Mineralization is considered to pre-date the final deformation phase (Ravenelle et al, 2010).

The mineralized zones are folded with increased thicknesses in the hinge of the folds while limbs are fairly straight and continuous. Transposition of the sedimentary beds post-mineralization may also explain some of the thickening of the mineralized zones.

The Roberto gold zones dip steeply to the east and rake (plunge) steeply to the northeast. All zones remain open at depth and along strike.

7.3.2	Close Folding

Up to and including 2014, the Roberto zone was interpreted as a steeply-dipping, generally gently open, folded zone. This interpretation was based on information from drill holes on 25 m x 25 m spacing, which is the drill spacing used for support of Indicated Mineral Resources. Since then, production has started on a very high-grade ore shoot located at the intersection of the Roberto zone and an east–west-trending deformation zone. Information from production drilling and underground mapping showed that folding in the southern area of the main ore shoot is tighter than previously interpreted. Observations so far are of folding with an amplitude and a frequency of 5 to 10 m. As a result, mining internal dilution in this area is significantly higher than anticipated.

Figure 7-5 is a plan view of the north–northwest–south–southeast-trending Roberto zone (MZ 5050) at level N0770 showing close folding as the mineralized zone approaches the southern edge of the main ore shoot.

The plan view (Figure 7-5) and cross section No. 1 (Figure 7-6) show that once 12.5 m x 12.5 m spaced drilling and back mapping are available, the close folded mineralized zone can be accurately defined as a single well defined sub-vertical folded zone. However, there are areas where 12.5 m x 12.5 m spaced drilling and back mapping are available and where folding cannot be interpreted, such as where cross section No. 2 is located (Figure 7-5 and Figure 7-7) where the mineralized zone is transposed into the S2 orientation.

The close folding resulting in increased mining dilution seems to be located on the limits of the main ore shoot within a 50 m corridor.

The Roberto mining horizon 4 has been drifted and geological mapping has identified a pervasive tight folding that can be traced up to the mining horizons above. Underground mapping has demonstrated a variation in the angle between ore veinlets and D2 schistosity. It is now part of the standard logging process to document this relationship. Since this new understanding has been gained, another folded corridor has been interpreted in the south oreshoot. This oreshoot, however, is not yet accessible through underground openings to validate the hypothesis.

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Figure 7-5: Geological Mapping Plan View of Level N0770 – Roberto Zone (MZ 5050)

- MZ CORRIDOR RETURNS TO NNW–SSE TREND
- HIGHLY TRANSPOSED MZ AND VEINS IN REGIONAL S2 WITH DESTRUCTION OF PREVIOUSLY FOLDED VEINS BY INTENSE COAXIAL DEFORMATION
- STACKING OF DISCONTINOUS PARALLEL VEINS (STRETCHED LIMBS) AND TRUNCATED HINGES
- MZ CORRIDOR IS NOT PRESERVED
CROSS SECTION 2
- MZ BEGINS TO BE CONTROLLED BY REGIONAL S2
- MZ CORRIDOR PRESERVED
MINERALIZED ZONE CONTOURS
- FOLDED MZ
- OPEN TO ISOCLINAL FOLDS WITH SUB-VERTICAL AXIS
PEGMATITE
5839650 N
5839650 N
S2
CROSS SECTION 1
N
W
E
S
426600 E
GOLDCORP
PROJET ÉLÉONORE
GOLDCORP
PROJET ÉLÉONORE
PLAN VIEW - LEVEL N0770
MZ 5050
Dessiné par: F.LARIVIERE
Date: 03/12/15
Date d'impression:
Echelle: 1:400
Plan:
#Ver: 0

Note: Figure prepared by Goldcorp, 2015.

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Figure 7-6: Cross Section #1 in Folded MZ 5050; Single Well Defined Sub-Vertical MZ Corridor

NW
SE
9500 ELEV
9450 ELEV
0
50
ORE DRIFT
LEVEL 740
ORE DRIFT
LEVEL 770
ORE DRIFT
LEVEL 800
SEE REFERENCE
ON PLAN VIEW
N0770
GOLDCORP
PROJET ÉLÉONORE
GOLDCORP
PROJET ÉLÉONORE
CROSS SECTION 1
Dessiné par: F.LARIVIERE
Date: 03/12/15
Date d'impression:
Echelle: 1:400
Plan:
Ver: 0

Note: Figure prepared by Goldcorp, 2015.

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Figure 7-7: Cross Section #2 in S2 Controlled MZ 5050; Multiple Small Sub-Vertical Discontinuous Transposed MZ In in Highly Deformed Wacke

NW
SE
ORE DRIFT
LEVEL 740
ORE DRIFT
LEVEL 770
9450 ELEV
ELEV
ORE DRIFT
LEVEL 800
SEE REFERENCE
ON PLAN VIEW
N0770

GOLDCORP
PROJET ÉLÉONORE

GOLDCORP
PROJET ÉLÉONORE
CROSS SECTION 2

Dessiné par: F.LARIVIERE	Date: 02/12/15	Date d'impression:
Echelle: 1: 400	# Plan:	#Ver: 0

Note: Figure prepared by Goldcorp, 2015.

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Local, impressive, apparent thickness is caused by drill holes drilled parallel to east–west MZ lenses with gold mainly hosted within small veins.

7.4	Prospects

Outside the Roberto deposit area, exploration is being undertaken on the Old Camp showing located in the Project area, 5 km south-west of the Roberto deposit (refer to Figure 7-2). In this location, shear zones that carry pyrite, arsenopyrite and chalcopyrite and are associated with quartz–tourmaline veins are located in the Ell Lake diorite near the contact with the metasedimentary units. Grab samples have returned anomalous high-grade gold values. Similar gold values and settings are observed on the east side of the Ell Lake intrusion.

The 494 area is interpreted as being a lateral and deep (>1,050 m) extension of the main Roberto deposit 5050 zone (refer to Figure 7-3). It consists of a silicified, high-grade zone developed in a schist, and is characterized by numerous centimetre-size laminated quartz veins that display visible gold in places. Arsenopyrite and pyrrhotite contents can reach as much as 3%. Some late pegmatite veins cross-cut the zone.

The North Zone (NLG; refer to Figure 7-3) is an area of low-grade gold mineralization, hosted in a silicified metasomatized greywacke, which is in contact with a monzonite dike. The zone ranges in sulphide content from 1–5%, primarily consisting of arsenopyrite, pyrrhotite and pyrite. Quartz veinlets can make up 1% of the rock.

The Hanging Wall Zone (HWZ) is defined by a set of quartz veinlets that host visible gold and are surrounded by a silica and microcline alteration halo (refer to Figure 7-3). The sulphide concentration varies between 1% and 5%, and primarily consists of arsenopyrite and pyrrhotite.

7.5	Comments on Section 7

The knowledge of the deposit setting, lithologies, mineralization style and setting, and structural and alteration controls on mineralization is sufficient to support Mineral Resource and Mineral Reserve estimation.

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8.0	DEPOSIT TYPES

The Roberto deposit is considered to have many aspects in common with classic greenstone-hosted quartz–carbonate vein deposits, but represents a clastic sediment-hosted stockwork-disseminated end member. Canadian end-member examples of greenstone and clastic-hosted quartz–carbonate vein deposits include Pamour and Timmins.

The following description is based on Dubé and Gosselin (2007).

Greenstone-hosted quartz–carbonate vein deposits are a subtype of lode gold deposits, and are defined as structurally controlled, complex epigenetic deposits that are hosted in deformed and metamorphosed terranes. They are distributed along major compressional to trans-tensional crustal-scale fault zones in deformed greenstone terranes of all ages, but are more abundant and significant, in terms of total gold content, in Archaean terranes.

Although dominantly hosted by mafic metamorphic rocks of greenschist to locally lower amphibolite facies, deposits can be hosted in metamorphosed sediments.

Greenstone-hosted quartz–carbonate vein deposits are typically associated with iron–carbonate alteration. The relative timing of mineralization is syn- to late-deformation and typically post-peak greenschist-facies or syn-peak amphibolite-facies metamorphism.

Deposits consist of simple to complex networks and arrays of gold-bearing, laminated quartz–carbonate fault-fill veins in moderately to steeply dipping, compressional brittle-ductile shear zones and faults, with locally associated extensional veins and hydrothermal breccias. Individual vein thickness varies from a few centimetres to as much as 5 m, and their length varies from 10 m to as long as 1,000 m. The vertical extent of the known deposits is commonly greater than 1 km and may reach as much as 2.5 km.

Gold is mainly confined to the quartz–carbonate vein networks but may also be present in significant amounts within iron-rich sulphidized wall rock. Sulphide minerals typically constitute less than 5 to 10% of the volume of the mineralized zones. The main minerals are native gold with, in decreasing amounts, pyrite, pyrrhotite, and chalcopyrite, and occur without any significant vertical mineral zoning. Arsenopyrite commonly represents the main sulphide mineral in clastic-hosted deposits. The gold:silver ratio typically varies from five to 10.

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8.1	Comment on Section 8

The Roberto deposit is the first example of a greenstone- and clastic-hosted quartz– carbonate vein deposit identified in the La Grande Subprovince.

Features of the deposit that indicate it is part of the greenstone-hosted quartz– carbonate vein deposit continuum include:

•	Spatially associated with major crustal features developed in deformed greenstone rocks; mineralization is considered to pre-date the final deformation phase;

•	Associated with large, district-scale carbonate alteration;

•	Gold mineralization hosted in laminated fault-fill quartz–carbonate veins of varying thicknesses;

•	Association of gold with arsenopyrite, löllingite, pyrrhotite and pyrite.

Features of the Roberto deposit that are atypical of the general greenstone-hosted quartz–carbonate vein deposit continuum include the fact that it is characterized by stockwork and replacement-style mineralization hosted in amphibolite facies turbiditic metagreywacke and paragneiss.

The mineralization timing may also not be typical of the syn- to late-deformation assumed for most greenstone-hosted quartz–carbonate vein deposits. Tomkins (2001) has observed that the presence of löllingite may be an indicator of a pre-existing gold deposit having undergone metamorphism.

The greenstone-hosted quartz–carbonate vein deposit model is a valid model for exploration in the Eleonore Operations area.

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9.0	EXPLORATION

The main focus of the exploration activities has been to extend the Roberto deposit at depth and laterally to increase Mineral Reserves. The greater Éléonore area outside the mining lease were not subject to significant exploration work until late 2016. From 2016 onward, extensive mapping, trenching, induced polarisation (IP), till sampling and some drilling have been conducted over the Project area. Several targets have been identified and advanced (refer to discussion in Section 9.3). Exploration is planned to continue with drilling of some identified targets. Table 9-1 summarizes exploration activities, other than drilling on the Roberto deposit, conducted by Goldcorp.

9.1	Grids and Surveys

The coordinate system used for all of the exploration, drilling and support of Mineral Resources and Mineral Reserves is the Universal Transverse Mercator (UTM) coordinate system using the North American datum of 1983 (NAD 83). The UTM Zone is Zone 18 North. Data acquired prior to Goldcorp’s acquisition of the project were also in UTM coordinates, however the datum was NAD 27, and in order to be converted the following translation had to be calculated:

•	Conversion to NAD 83: North = +228.407 m, East = +22.643 m and Elevation= -4.423 m;

•	The global positioning system (GPS) survey data were directly downloaded into an acQuire database;

•	In 2006, an air photo/light detection and ranging (LiDAR) survey was completed over the property by XEOS of Quebec. The survey covered two areas:

•	Sector A covered the entire Éléonore claim group at 60 cm resolution, with 4 m topographic contours;

•	Sector B covered the Roberto area at 25 cm resolution, with 1 m topographic contours.

In 2008, an air photo survey was conducted over the northern portion of the property to provide better topographic information for infrastructure planning. The survey was conducted by Haut-Mont during the summer of 2008. In 2014 another air photo survey was completed over the same area once most of the infrastructure had been constructed.

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Table 9-1: Summary of Exploration Work Performed at the Éléonore Operations

Year	Type	Survey	Area	Company	Amount	Comment/Result
2006	Air Photo		Éléonore	XEOS		Northern Area: 1 m topography contours. Property: 4 m contours
	Geophysics	MAG/VTEM	Éléonore	Geotech	3,123.5 km	MAG + EM. Anomalies associated with Iron Formation. No significant anomalies associated with Roberto.

2007	Geophysics	Induced polarization	Roberto	TMC	5.7 km	Survey was completed by Geosig following year
	Trenching	Outcrop stripping	Roberto	Goldcorp		Roberto Outcrop was stripped of the overburden over an area of 400 m by 175 m, exposing the main zones of the deposit.
	Geochemistry	Field mapping	Éléonore	Goldcorp	772 samples	Only outcrops observed, no anomalies
	Geochemistry	Photo interpretation	Éléonore	Inlandsis		Interpretation of the glacial cover and potential dispersion trends over the property.

2008	Geophysics	Induced polarization	Roberto	Geosig	15.6 km	Strong chargeability anomaly associated with Roberto deposit.
	Geochemistry	Till sampling	Éléonore	Inlandsis/In house	496 samples	5 district anomalous sectors identified, for which additional work is recommended.
	Air photo		Roberto	Haut-Mont		Air photo of northern part of Éléonore.
	Trenching		Roberto North	Goldcorp	9 trenches	A series of trenches in the North area to help understand geological controls on mineralization.

2010	Geochemistry	Field mapping	Éléonore	Goldcorp	306 samples	Only boulders sites observed, no anomalies
	Geochemistry	Lake sediment sampling	Éléonore	Inlandsis/In house	653 samples	Northern half of the reservoir was sampled. Anomalies associated with Roberto and Old Camp.

2011	Geochemistry	Lake sediment sampling	Éléonore	Goldcorp	319 samples	Southern half of the reservoir were sampled. No anomalies

2014	Geochemistry	Core	Roberto	Goldcorp	567 samples	Initiated to develop geochemical signature for property and regional exploration.
	Geochemistry	Field mapping	Éléonore	Goldcorp	650 samples	Outcrops as well as boulder sites observed, no anomalies.

2015	Geochemistry	Field mapping	Éléonore	Goldcorp	1,047 samples	Outcrops as well as boulder sites observed, gold anomalies in boulders in the east side of the property.

2016	Geophysics	Ground magnetic	Eleonore	Abitibi Gophysique	116 km/50m spacing	Definition of the iron formation anomaly-Synee Area
	Geochemistry	Field mapping	Eleonore	Goldcorp	442 samples	Gold anomalies in outcrops and boulders

2017	Geophysics	Induced polarization	Eleonore	Geosig	18.8 km	One chargeability anomaly defined-Synee area
	Geochemistry	Field mapping	Eleonore	Goldcorp	922 samples	Gold anomalies in outcrops and boulders

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Year	Type	Survey	Area	Company	Amount	Comment/Result
	Geochemistry	Till sampling	Eleonore	IOS	276 samples	Gold anomalies defined in four main areas

	Drilling	Drilling	Eleonore	Goldcorp	4560 meters	Synee and Old Camp area. Gold anomalies defined in core.

2018	Geochemistry	Field mapping	Elonore	Goldcorp	711 samples	Gold anomalous boulders and outcrops found
	Geochemistry	Till sampling	Eleonore	IOS	101 samples	Completion of survey. One gold anomaly added.
	Geophysics	Induced polarisation	Eleonore	Abitibi Geophysique	119 km	Multiples anomalies on the SW, SE and Central target grids.
	Drilling	Drilling	Eleonore	Goldcorp	4301 m	Mineralisation observed in possible extension of the Roberto deposit and in various lithologies. some assays still pending.

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9.2	Research Studies

In 2013, J.-F. Ravenelle completed a doctoral (PhD) study funded through a Natural Sciences and Engineering Research Council (NSERC) industry grant, the Institut National de la Recheche Scientifique (INRS), the Geological Survey of Canada (GSC), Goldcorp, and Virginia, entitled:

•

Ravenelle J.-F., 2013: Amphibolite Facies Gold Mineralization: An Example from the Roberto Deposit, Éléonore Property, James Bay, Quebec: Doctoral thesis, Institut National de la Recherche Scientifique, Centre Eau Terre Environnement, 283 p.

Mr. Arnaud Fontaine started a new PhD study in 2013, still in progress, that was funded through a collaboration between NSERC, INRS, GSC and Goldcorp, with the title:

•	“Genesis of the Roberto World Class Gold Deposit, Superior Province, Quebec, Canada”.

9.3	Exploration Potential

Exploration potential remains at depth and laterally in the Roberto deposit. Mineralization has been drill tested to 1,400 m, in the deepest drill hole to date and exploration continues. Other targets have been identified around the Roberto deposit, including the HWV, the NLG and the 494 area (see also descriptions in Section 7.4). Exploration work is presently testing for parallel zones on the west side of the deposit.

The HWV are part of the alteration zones surrounding the Roberto deposit. The veins are generally small and erratic, but include alteration haloes which can range in width from 1 to 5 m wide. Because these zones are close to infrastructure, the HWV may be a potential future source of additional mill feed for the Project if additional drilling supports higher-confidence Mineral Resource estimates that can be converted to Mineral Reserves for the veins. The NLG is a wide alteration zone found near-surface. There is also potential for this zone to support Mineral Resource estimates.

The 494 area, discovered in 2007, is located north of the Roberto deposit, and represents the upper extension of a high-grade zone located 1,000 m below surface.

Limited exploration has been undertaken outside the immediate Roberto deposit area, and the remaining claims retain good exploration potential.

9.4	Comments on Section 9

The exploration programs completed to date are appropriate to the style of the deposits and prospects within the Project. The exploration and research work support the genesis and affinity interpretations.

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10.0	DRILLING

10.1	Introduction

As at 30 November, 2018, a total of 10,133 surface and underground drill holes (approximately 1,523,791 m) had been completed by Virginia and Goldcorp. Details of the various drilling programs are summarized in Table 10-1.

Drilling includes 1,436,883 m of exploration and delineation drilling; 70,966 m of geotechnical drilling; 1,281 m for hydrological/water bore purposes; and 1,119 m for metallurgical purposes. Condemnation drilling as well as drilling to support the locations of planned infrastructure was completed from May 1, 2010 to October 31, 2012, for a total of 13,542 m. Drill location plans are included in Figure 10-1 and Figure 10-2.

Exploration drilling in 2017–2018 aimed to better define the mineralized zones between 400 m and 1,300 m below surface. This drilling was ongoing at the Report effective date. Results of the drilling appear to confirm the continuity of the geological model as interpreted. Since January 2013, exploration and delineation drilling has been exclusively done from underground infrastructure.

Exploration drilling in 2017 aimed to better define the mineralized zones between 400 m and 1,300 m below surface. This drilling was ongoing at the Report effective date. Results of the drilling appear to confirm the continuity of the geological model as interpreted. Since January 2013, exploration and delineation drilling has been exclusively done from underground infrastructures.

10.2	Drilling Methods

All core diamond drilling completed consists of wireline diamond drilling recovering NQ size (47.6 mm) drill core, except for underground definition drilling where BQ size (36.4 mm) is used.

Chibougamau Diamond Drilling Ltd has been the sole surface core diamond drilling contractor since the beginning of the Project. The numbers of rigs in different programs have varied from one to six. Since the beginning of underground drilling in 2012, Machines Roger International Inc in partnership with Tawich Development Corporation, has been the sole underground core diamond drilling contractor, using one to 10 electrical drill rigs. The companies responsible for the geotechnical drilling are AlXtreme, Forages Giroux, Forages SL Inc. and Technic-Eau.

Since the end of 2012, all drilling has been carried out from the nearest underground infrastructure.

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Table 10-1: Drill Hole Summary Table

Company	Date	Core Holes Completed	Length (m)
Virginia*	September 2004 to March 2006	351	105,635
Opinaca	April 2006 to December 2006	143	56,652
Opinaca	2007	160	76,496
Opinaca	2008	179	89,640
Opinaca	2009	36	19,773
Opinaca	2010	96	29,851
Goldcorp	2011	214	52,891
Goldcorp	2012	257	59,661
Goldcorp	2013	464	111,086
Goldcorp	2014	1,256	185,093
Goldcorp	2015	1,457	153,737
Goldcorp	2016	1,599	155,941
Goldcorp	2017	1,810	186,090
Goldcorp	2018 (30 November)	2,124	241,244
Total		10,133	1,523,791

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Figure 10-1: Regional Drill Hole Location Plan

Note: Figure prepared by Goldcorp, 2018

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Figure 10-2: Drill Hole Location Plan

Note: Figure prepared by Goldcorp, 2018

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10.3	Field Procedures

Drill core is placed into wooden core boxes at the drill site. The core boxes are labelled and closed with metal wire or rubber bands by the drilling contractor.

If required, an orientation device, either an Acetool or Corient, is attached to the tube of some drill rigs. The core base is marked by the drillers, based on the tool readings. This technique allows orientation of the core in real space and provides structural measurements that represent actual ground conditions.

Drill core is retrieved at the end of every shift from each drill site either by Goldcorp employees or drill contractor personnel. Core boxes are placed onto racks located in front of the logging core shack. To avoid mixing drill hole data, each drill rig has its own well-labelled storage racks.

10.4	Geological Logging

Core boxes are opened immediately upon arrival at the core shack, and the geologist responsible for that drill rig logs a summary description of the drill core (Quick Log). This information is then plotted on the corresponding drill section together with the drill hole deviation in order to facilitate tracking of drilling progress within the drill hole.

Geotechnical logging records core recovery, rock quality designation (RQD) and the number of fractures per metre.

Core boxes are permanently labelled using aluminum tags that include the drill hole number, box number and the depth interval start and end points.

Once geotechnical measurements are completed and the core is oriented, the drill core is geologically logged with a geologist recording a detailed description of the lithologies, structures, mineralization, alteration, and veining directly into acQuire software.

After completion of the core description, the geologist is responsible for marking the samples on the core. Photos of the core for the entire drill hole length are then taken, with four boxes photographed per picture. When required, specific gravity (SG) measurements and point load testing are carried out before the core boxes are moved to the core-cutting facilities.

Once the core samples have been cut, the boxes containing the remaining core halves are placed in an outside permanent core rack.

10.5	Core Recovery

Core recovery and RQD are measured and calculated for each core. Core losses are recorded in the drill log. Rock units intersected by drilling are generally solid, yielding an effective core recovery of 99.96%.

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10.6	Collar Surveys

Until December 2005, surface drill hole collars were surveyed using Garmin hand-held global positioning system (GPS) instruments or were chained from already-completed boreholes.

In January 2006, a land surveyor was contracted to install a Trimble TSC1-V7.50 GPS fitted with differential correction from a base station located on site. Measurement precision is 2 cm, both in the horizontal and vertical axes.

Procedures for drill hole collar surveys include paper tracking of final collar surveys that must be signed by the surveyor.

Underground drill holes are surveyed using a Leica TS15 robotized station.

10.7	Downhole Surveys

Downhole surveying has been performed routinely on every drill hole since Project inception. Until mid-2011 a FlexIt SmartTool electronic instrument was used, at which time a switch was made to a Reflex electronic instrument.

10.8	Geotechnical and Hydrological Drilling

These holes were logged and sampled as per standard Goldcorp procedures.

10.9	Metallurgical Drilling

All the metallurgical core samples from drilling are identified in appendices of SGS Lakefield Research Limited (SGS) metallurgical testwork reports. The drill samples represent the Roberto and Zone du Lac zones, from surface to 750 m depth with various gold head grades, ranging from 2–20 g/t gold.

10.10	Condemnation Drilling

Drilling was completed on the construction site in areas where infrastructure was planned to be built to confirm the low potential for economic mineralization. These holes were logged and sampled as per normal procedures.

10.11	Drill Spacing

Drilling has been conducted over the Roberto deposit on a 1,500 m by 1,500 m area. The drilling pattern was designed to sample the deposit orthogonally to the interpreted strike and dip of the gold mineralization. The majority of the core holes were drilled with an inclination varying between 0° to -65°. Typical drill hole orientations are as shown in Figure 7-4 in Section 7.

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All core holes were drilled on sections spaced approximately 25 m apart in most parts of the deposit. Drill hole spacing of 25 m by 25 m occurs over the bulk of the orebody to a depth of approximately 1,200 m below surface. Below 1,200 m, down to approximately 1,300 m, a core hole spacing of 100 m by 100 m is usually observed. Only a few drill holes have been drilled below 1,300 m. The deeper boreholes intersected the mineralized horizons at a depth of approximately 1,400 m below surface. For definition drilling, drill hole spacing is generally 12.5 m by 12.5 m inside the existing 25 m drill spacing, as permitted by the mine development schedule.

10.12	Drill Sample Length/True Thickness

True thickness interval lengths are defined as being perpendicular to the strike and dip of the mineralization at the point of bore hole intersection. It is the shortest distance between the hanging wall and the footwall points of intersection of the bore hole with respect to the strike and dip of the mineralization. Due to the irregular shape of the orebody, there is no predetermined angle for this. Typically drill intersection lengths are greater than true width.

10.13	Comment on Section 10

In the opinion of the responsible QP, the quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in the exploration and infill drill programs completed by Virginia and Goldcorp are sufficient to support Mineral Resource and Mineral Reserve estimation as follows:

•	Core logging meets industry standards for gold exploration;

•	Collar surveys have been performed using industry-standard instrumentation;

•	Downhole surveys were performed using industry-standard instrumentation;

•	Recovery data from core drill programs are acceptable;

•	Geotechnical logging of drill core meets industry standards for underground mining operations;

•	The drilling pattern provides adequate sampling of the gold mineralization for the purpose of estimating Mineral Resources and Mineral Reserves;

•

Drilling is ideally perpendicular to the strike of the mineralization. Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept lengths are typically greater than true widths;

•	Drill orientations are shown in the example cross-section included in Section 7 as Figure 7-4, and can be seen to appropriately test the mineralization;

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•	Drill hole intercepts demonstrate that sampling is representative of the gold grades in the deposit area, reflecting areas of higher and lower grades;

•	No material factors were identified with the data collection from the drill programs that could affect Mineral Resource or Mineral Reserve estimation.

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11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1	Sampling Methods

11.1.1	Non-Drill Sampling

Sampling methods other than drilling are summarized in Table 11-1.

11.1.2	Drill Sampling

Core sample collection used by Virginia is similar to the procedure currently used by Goldcorp. Virginia’s method is described below; the only difference was the use of a hydraulic splitter to split the core from country rocks adjacent to mineralized zones.

Since mid-2007, exploration drill cores have been systematically sampled from top to bottom. For in-fill drilling with 25 m spacing or below, sampling is systematically done on the complete mineralized envelope with 7.5 m closure on each side of the envelope. Sampling is designed to reflect the general geology, all significant alterations and significant mineralization found in the Project.

Prior to 2013 sample lengths in mineralization varied between 0.3 and 1.0 m and samples in un-mineralized rock were collected over 0.5 to 1.5 m widths. Starting in 2013, the minimum length for samples in mineralization was increased to 0.5 m, and includes dilution if a mineralized interval is narrower than this.

Sample intervals are marked on the cores using a red marker. The geologist draws a red line on the core marking where it needs to be cut. The geologist also inserts the sample tag, and marks the corresponding sample number on the core.

All exploration drill cores are cut using a diamond saw. One half of the core is put into a plastic bag along with a portion of the sample tag and the other half of the core is left in the core boxes. When cutting the core, the sampling technician must always follow the red line and must also always sample the same side of the core. The BQ size definition drilling cores are whole-core sampled and sent to the internal laboratory or external laboratory.

Sample tags are pre-stamped, indicating where standard reference materials (SRMs), blanks, duplicates and quarter split should be inserted for exploration samples. Standard reference materials (SRMs) and blanks should be inserted for production samples. Tags for sample SRMs are inserted in the core box beside the previous sample tag. This procedure alerts the sample technician that there is an SRM, a blank, a duplicate or a quarter split should be inserted into or taken from the core boxes.

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Table 11-1: Surface Sampling Methods Summary

Sample Type	Comment
Till samples	Processed using a shaking table to extract 150 g to 250 g of dense minerals. The dense fraction was submitted for analyses by fire assay for Au and ICP-MS for 54 elements
Channel samples

Collection of channel samples was done using a rock saw whereby two cuts approximately 8 cm apart and 8 cm deep were made. The material between the cuts was then removed with a hammer and chisel. Processed in the same manner as drill samples

The sample bags are closed in such a way as to avoid losing any material. The bags are pre-labelled by the sampling technician. Samples are then put into sequence on a table so that standards and blanks may be inserted into the boxes, under the supervision of the senior technician, and they are readied for shipping.

The geologist enters the required sampling information in the acQuire database, as well as in the sample booklets.

11.2	Metallurgical Sampling

Core samples were crushed to pass 6 mesh. A designed mass was riffled out of each -6 mesh sample and combined according to zone and elevation. Approximately 6 kg was riffled out of each blended elevation composite and submitted for standard Bond ball mill grindability testing. The balance of each -6 mesh elevation composite was further crushed to pass -10 mesh and was separately rotary split onto 1 kg test charges for metallurgical testing and head and chemical analysis.

Whole and half-core PQ-size core was specifically designated for the comminution testing.

One-kilogram samples were submitted for screen metallics protocol analysis for gold and silver at ±150 mesh (106 µm). The entire screen oversize (3–5% mass) was fire assayed to extinction. Duplicate 25 to 30 g aliquots were riffled from each screen undersize and submitted for fire assay for gold and silver.

11.3	Specific Gravity Determinations

Specific gravity data collection was initiated after Project acquisition by Goldcorp and continued until 2013. The protocol used is as follows.

Once the geological logging is completed and before the core was sampled, pieces of about 10 cm are measured, weighed dry and then weighed wet. Data are recorded in the acQuire logging database, and specific gravity is automatically calculated. If the calculated measurement is above the limits set for the Éléonore rocks, then the system flags the entry and the measurement is taken again.

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A total of 15,369 specific gravity measurements have been completed. A measurement was taken in the middle of each mineralized zone >1 m, and at 3 m and 6 m from the host rock. The average specific gravity of the rock types at Éléonore is 2.77 t/m³.

Point load tests were also taken on the same samples as well as every 50 m along the borehole length.

11.4	Analytical and Test Laboratories

The laboratories used for surface samples were:

•	From 2006 to 2013 surface samples were prepared and analyzed by ALS Laboratories (ALS) in Val d’Or, Quebec. The laboratory is accredited under ISO 17025 and ISO 9001/2008;

•

In 2014 and 2015 surface samples were prepared and analyzed by Activation Laboratories Ltd (Actlabs) in Ancaster, Ontario. The laboratory is accredited under ISO 17025 for specific registered tests or certification to ISO 9001:2008.

Laboratories used during the various exploration, infill and step-out drill analytical programs were:

•	From 2004 to December 2006, core samples were prepared and analyzed at Laboratoire Expert (Expert) in Rouyn-Noranda as the primary laboratory. This laboratory was not certified before 2006;

•

Between January 2007 and April 2014, preparation and sample assays were performed by ALS Laboratories (ALS) in Val d’Or, Quebec. The laboratory is accredited under ISO 17025 and ISO 9001/2008. During the period from February to September 2017, ALS acted as the primary laboratory for mine exploration samples;

•

From April 2014 until February 2017, exploration and infill sample preparation and assay were performed by Accurassay Laboratories Inc. (Accurassay) in Rouyn-Noranda, Québec, which is accredited under ISO 17025;

•

Between September 2017 and April 2018, exploration and infill sample preparation and assays were performed by Swastika Laboratories Ltd. (Swaslabs) in Swastika, Ontario, which is also accredited under ISO 17025;

•

From April 2018 to date, Actlabs has been used as the primary laboratory. Laboratory locations used include Ancaster, Timmins, Thunder Bay and Geraldton, Ontario. Laboratories hold either ISO 9001 or ISO 17025 accreditations;

•

The Goldcorp-operated in-house laboratory started operation in February 2014 and begin to process muck, chips and definition drilling samples. The laboratory has a total capacity of approximately 500 samples per day including about 250 core

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samples, 100 mine chip and muck samples and 150 mill samples, with allocation depending on priority. If the on-site laboratory is busy, overflow drill samples can be sent to Accurassay, Swaslabs or Actlabs. During the period from February to September 2017, the mine laboratory acted as the primary laboratory for definition drill samples. The internal laboratory has successfully participated in multiple round- robin testing supervised by NRCAN through the Canadian Certified Reference Materials Project (CCRMP);

•

Until June 2010, SGS Laboratory (SGS) in Rouyn-Noranda acted as the secondary (umpire) laboratory for both the Expert and ALS programs. The laboratory has ISO9001 certification and holds a certificate of accreditation under ISO 17025. All samples selected by Virginia for multi-element analysis were sent to Actlabs in Toronto.

Metallurgical testwork has been completed at a number of laboratories, but primarily at SGS Lakefield Research Limited (SGS). Metallurgical laboratories are not typically accredited or certified for sample analysis and preparation.

All laboratories other than the Goldcorp-operated in-house laboratory are independent of Goldcorp. The in-house laboratory is not accredited.

11.5	Sample Preparation and Analysis

11.5.1	Expert Sample Preparation Procedures

At the laboratory, samples were received and sorted on the floor, manually recorded, and later entered in an Excel spreadsheet and a partial laboratory information management system (LIMS, using GEMS software). Labels were printed out for pulp bags. Drill core was dried, if it was judged to be necessary, in an oven without temperature control.

Samples were reduced to about 6 mm in a Denver jaw crusher and then reduced again to 2 mm in a roll crusher. Crushed samples were placed in an aluminium pan and into a riffle splitter. The split sample weight was about 200 g and the sample split was then pulverized in a TM ring and puck pulverisers. A 30 g aliquot was weighed and about 125 g of flux and litharge added in the crucible. The sample was fused in a 28-pot electric furnace. The fused samples were poured in moulds and lead buttons are separated from the slag by hammering.

11.5.2	ALS Chemex Sample Preparation Procedures

Upon arrival at the laboratory, samples were sorted on benches or on the floor, logged into the ALS database tracking system (GEMS), and identified with a bar code. Most of

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the procedures are tracked by the GEMS software. Samples were then dried in a forced air dryer under controlled temperature conditions.

Samples were reduced with “TM Engineering Rhino & Terminator” crushers in a single pass or in multiple passes to obtain a primary crushed material that was better than 70 to 90% passing 2 mm. Crushed samples were placed in an aluminum pan and fed into a riffle splitter.

Split samples were pulverized in TM 300 g or LM-2 pulverisers with >85 of the pulverized sample passing through a 75 µm screen.

A 50-gram aliquot was used and 200 g of flux was added to the sample. Samples were fused in 84-pot auto-pour fusion furnaces fitted with a digital temperature control system. Lead buttons were separated from the slag in a template.

11.5.3	Actlabs Sample Preparation Procedures

Samples are first dried and then the entire sample is crushed to 80%+ passing -10 mesh. A 250 g subsample is taken by riffle splitter and pulverized to 85%+ passing -200 mesh.

A 30 g sample undergoes a lithium meteorite/tetra borate fusion. The resulting molten bead is rapidly digested in a weak nitric acid solution. The fusion ensures that the entire sample is dissolved.

11.5.4	Accurassay Sample Preparation Procedure

Sample numbers are first entered into Accurassay Laboratories’ laboratory information management system (LIMS).

The samples are dried, if necessary, and then jaw crushed to 85% <10 mesh and a 250 to 500 g sub-sample is normally taken for analysis. For pulp metallic analysis, a 1,000 g sub-sample, or the entire sample in cases where less than 1,000 g is available, is taken.

The sub-sample is pulverized to 85% <200 mesh and then matted to ensure homogeneity. The homogeneous sample is then sent to the fire assay laboratory or the wet chemistry laboratory depending on the analysis required. For pulp metallic analysis, the sample is pulverized and screened with the >150 mesh material being re-pulverized and re-screened until approximately 50 g remains.

Samples of the <150 mesh pulp and all of the >150 mesh portion are sent for fire assay (or acid digestion).

Non-silica-based sand is used to clean out the pulverizing dishes between each sample to prevent cross contamination.

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11.5.5	Swaslabs Sample Preparation Procedure

Samples are dried and crushed to a minimum 75% passing 10 mesh and pulverized to 85% passing 200 mesh.

11.5.6	In-house Laboratory Sample Preparation Procedure

Samples are dried, and then jaw crushed to 75% <10 mesh and a 400 to 500 g sub-sample is normally taken to be pulverizing. A preparation duplicate is taken every 19 samples for preparation validation. Samples are pulverized to 85% passing 200 mesh.

11.5.7	SGS Rouyn-Noranda Laboratory Sample Preparation Procedure

Samples are dried, and then jaw-crushed to 75% <10 mesh and a 400 to 500 g sub-sample is normally taken to be pulverized. Samples are pulverized to 85% passing 200 mesh.

11.5.8	Expert Analytical Procedures

Gold assays were performed by standard fire assay with an atomic absorption spectrometry (AAS) finish using a Varian instrument. For assay results equal to or above 3.0 g/t gold, samples were re-assayed with a gravimetric finish. Before Goldcorp’s Project interest, Virginia was routinely analyzing every sample above 500 ppb gold by gravimetric finish.

Expert reported a detection limit of 5 ppb gold for AAS determination, and 0.03 g/t gold for gravimetric analyses.

No other elements were routinely assayed.

11.5.9	ALS Analytical Procedures

Gold assays were performed by standard fire assay on a 50 g sample with an AAS finish. For assay results equal or above 3.0 g/t gold, samples were re-assayed with a gravimetric finish. ALS reported an upper limit of 10 g/t gold and a detection limit of 0.005 g/t gold for AAS analyses. No other elements were routinely assayed.

11.5.10	Actlabs Analytical Procedures

For Virginia samples, Actlabs used a Perkin Elmer Optima 3000 Radial ICP for a 30-element suite.

For Goldcorp samples from 2014, 2015 and 2018, gold assays are performed by standard fire assay with an AAS finish. Values above 3.0 g/t Au receive a gravimetric finish. Trace and whole rock elements are determined using inductively-coupled plasma mass spectrometry (ICP-MS).

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11.5.11	Accurassay Analytical Procedures

Gold assays are performed by standard fire assay on a 50 g sample with an AAS finish. For assay results equal or above 3.0 g/t gold, samples are re-assayed with a gravimetric finish. Accurassay reports an upper limit of 10 g/t gold and a detection limit of 0.005 g/t gold for AAS analyses.

No other elements are routinely assayed.

11.5.12	Swaslabs Analytical Procedures

Gold assays are performed using a 30 g fire assay with a microwave plasma atomic emission spectroscopy (MP-AES) finish. For assay results above 10.0 g/t gold, samples are re-assayed with a gravimetric finish.

11.5.13	In-house Laboratory Analytical Procedures

Gold assays are performed by using a 30 g fire assay with a MP-AES finish. For assay results above 34 g/t gold, samples are re-assayed with a gravimetric finish. Éléonore reports an upper limit of 34 g/t gold and a detection limit of 0.01 g/t gold for MP-AES analyses.

11.5.14	SGS Rouyn-Noranda Laboratory Analytical Procedures

Gold assays are performed by standard fire assay on a 50 g sample with an AA finish. For assay results equal or above 3.0 g/t gold, samples are re-assayed with a gravimetric finish. SGS reports an upper limit of 10 g/t gold and a detection limit of 0.005 g/t gold for AA analyses.

11.6	Quality Assurance and Quality Control

11.6.1	Expert

At Expert, no quality assurance or quality control (QA/QC) was performed during sample preparation. The monitoring of gold accuracy included the insertion of one RockLabs SRM per 28 samples, one pulp duplicate every 12 samples, and one analytical blank in each batch of 28 samples. SRMs were rejected if the analysis was at two standard deviations from the mean. SRM and blank data were reported in the certificates of analysis.

11.6.2	ALS

Quality control samples were automatically inserted into the sampling queue by the GEMS system. Sample preparation quality control included a sizing of the crusher and

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pulp products at the beginning of each shift for each machine and QC data were captured and plotted on charts. Each batch of 84 fusion samples contained one analytical blank, three pulp duplicates, and two RockLabs SRMs for gold accuracy monitoring. Results were reported in the assay certificates and imported into the Project acQuire database.

11.6.3	Actlabs

For infill drill holes, each sample batch of 20 submitted to Actlabs contains one in-house standard, one blank and one pulp duplicate (REP).

For definition drill holes, each sample batch of 20 submitted contains one Rocklabs SRM and one blank.

11.6.4	Accurassay

Accurassay employs an internal quality control system that tracks certified reference materials (CRMs) and in-house quality assurance standards. Accurassay uses a combination of reference materials, including reference materials purchased from CANMET and other CRM vendors, standards created in-house by Accurassay and tested by round-robin analysis with laboratories across Canada, and ISO-certified calibration standards purchased from suppliers. Should any of the standards fall outside the warning limits (± two standard deviations); reassays are performed on 10% of the samples analyzed in the same batch and the reassay values are compared with the original values. If the values from the reassays match original assays the data are certified, if they do not match the entire batch is reassayed. Should any of the standards fall outside the control limit (± three standard deviations) all assay values are rejected and all of the samples in that batch are reassayed.

11.6.5	Swaslabs

Swaslabs used 48 samples in every batch, with 2 blanks and 2 Rocklabs CRMs. Should any of the standards fall outside the control limit (± three standard deviations) all assay values are rejected and all of the samples in that batch are reassayed.

11.6.6	In-house Laboratory

The Éléonore mine laboratory uses in-house standards and RockLabs standards that are inserted randomly in batches of 24. All QC data are validated using a ± two standard deviation warning limit. If the QC samples are out of the ± two standard deviations range, the laboratory re-assays those samples that contain significant values. Results are exported from the LIMS into a database that is validated by Éléonore geological personnel prior to being imported into the acQuire database. The laboratory has participated twice a year in a Proficiency Testing Program for Mineral Analysis Laboratories (PTP-MAL) round robin from CANMET and from GEOSTAT PTY Ltd from

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Australia, and on each occasion, has received a Certificate of Successful Participation in Proficiency Tests.

Each sample batch of 24 submitted to internal laboratory contained one SRM and one blank. In 2015–2016 additionally pulps have been submitted to a second accredited laboratory for check (umpire) assay.

Between 2004 and June 2006, SRMs from RockLabs were used. They were gradually replaced by standards from Canadian Resource Laboratories (CDN) of Langley, B.C. for all exploration and in-fill drill samples. Since 2017, SRMs from RockLabs are used for step-out drill samples.

Three sets of site-specific standards have been prepared by CDN for use at Éléonore. In 2007, five SRMs were created from Éléonore sample rejects, and in 2008 and 2013 two additional sets of five SRMs were created from surface PQ drill core from the Roberto Zone. All three sets contained SRMs with similar values over a similar gold grade range including approximate values of 0.6 g/t, 2.5 g/t, 5.0 g/t., 8.0 g/t and 13.0 g/t gold. The SRMs were bagged in 120 g pouches by CDN. All standards went through a round-robin analysis process and have been certified by Smee & Associates Consulting Ltd (Smee).

Blank material consists of commercially-available marble chips used for landscaping.

Duplicate samples are used at every stage of the sampling protocol. A sampling duplicate, a coarse reject duplicate, and a pulp duplicate are inserted in the sample stream.

Digital assay certificates received from the laboratory are imported through a built-in routine in the acQuire software on a daily basis. Control sample graphs are automatically displayed during the import process and SRM, blank or duplicate failures are flagged in red. The database manager analyzes the graphs and takes the decision whether or not to import or not the assay results based on a set of fixed rules. If the batch fails the QA/QC rules, the laboratory is requested to re-run the batch.

When importing batches into acQuire, if adjacent SRMs fall between two and three standard deviations on the same side of the mean in the immediate group of SRMs (either preceding or following), the SRMs are classified as failures. SRMs are accepted within three standard deviations for a single standard failure, and blanks within 50 ppb gold.

11.6.7	Virginia

From August 2004 to December 2005, Virginia was inserting approximately one SRM and one blank in every batch of 50 samples, and randomly inserting a supplementary standard and blank for each mineralized zone. From November 2004, a quarter split of

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10% of all samples from mineralized zones were sent to SGS in Rouyn-Noranda for analysis and the pulps were re-assayed by Expert.

11.6.8	Goldcorp Quality Assurance and Quality Control Results

Éléonore site staff maintain the QA/QC data in acQuire and are able to produce charts for any time period or laboratory for data assessment.

Results from all three sets of site-specific SRMs indicate very good assay precision. Results for the 2013 medium-grade SRM (3NMG) show a slight low bias from ALS. Accurassay and the on-site laboratory show a slight low bias for all 2013 SRMs except for the low-grade SRM (LG3N). Biases shown by a primary laboratory relative to expected SRM values are not unusual and the degree of bias shown is not of concern.

Analysis of blanks by ALS typically returned values of less than 15 ppb gold, well below the applied failure threshold of 75 ppb gold. Generally, most of blank results from Accurassay are 25 ppb gold and lower; however, in 2015 there have been an increasing number of blank results with gold values from 25 to 50 ppb. This suggests the possibility of weak contamination in some samples; however, the amounts are small at approximately 25 ppb gold, and there would be no material effect with respect to Mineral Resource estimation.

Analysis of blanks by Swaslab typically returned values of less than 20 ppb gold, which is below the applied failure threshold of 50 ppb gold.

Analysis of blanks by Actlabs typically returned values of <15 ppb gold, below the applied failure threshold of 50 ppb gold.

Sampling duplicates show considerable variability on an individual sample basis but the global dataset shows no bias. This is to be expected from deposits where coarse gold is present. Results for reject duplicates show less scatter than the sampling duplicates indicating better assay precision and pulp duplicates, representing the final sample preparation stage, show good assay precision (repeatability).

Available results for check assay at SGS indicate good assay accuracy between primary and umpire laboratories.

QA/QC results do not indicate any significant or systematic problems with sample analysis.

11.7	Databases

The main Project database is acQuire. Geological, assay, downhole survey and drill collar location data are uploaded in electronic format to the database.

Upon completion of drill hole logging, geologists are responsible for verifying the survey and logging data and have to sign off that all data have been entered in acQuire. Data

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entry is double-checked by the database manager who then locks the drill hole once assay data have been imported. The drill hole is then flagged as “finalized” in the database. Assay and survey data are uploaded from laboratories and surveyors respectively in electronic format (Access, Excel or LIMS) to the acQuire database.

Once the drill hole is “finalized”, no changes can be made to the drill hole data, unless the database manager or a senior geologist changes the status of the drill hole. Any changes to finalized drill holes are documented and kept on record. Only the database manager or a senior geologist can perform this step.

11.8	Security

11.8.1	Sample Security

From the moment the core boxes are delivered to the core logging facility by the drilling contractor and up to their delivery to the laboratory, the samples remain in the custody of personnel under the direct supervision of either Virginia (2004 to 2006) or Goldcorp (2007 to present) personnel. Boxes are individually identified, and core is measured to ensure correct sample definition. Core is stored at the core logging facility until it is logged by professional geologists. As soon as the logging is complete, the core is bagged in individual samples and put into pallets to be delivered to the laboratory.

11.8.2	Sample Storage

Rejects and pulps from assay sample preparation are archived in a well-organized, secured facility in Rouyn-Noranda that is supervised by Goldcorp personnel.

Drill core is stored on site in core racks organized by drill hole number.

11.9	Comments on Section 11

The responsible QP notes:

•

Sample preparation for samples that support Mineral Resource estimation has followed a similar procedure for all Virginia and Goldcorp drill programs. The preparation procedure is in line with industry-standard methods;

•	Exploration and infill core samples were analysed by independent laboratories using industry-standard methods for gold analysis;

•	Drill programs include the insertion of blank, duplicate and CRM samples;

•	QA/QC submission rates meet industry-accepted standards for insertion rates.

•	The QA/QC program results do not indicate any problems with the analytical programs, therefore Goldcorp concludes that gold analyses from the core drilling are

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reliable and suitable for inclusion in Mineral Resource and Mineral Reserve estimation;

•

Data that were collected were subject to validation, using in-built program triggers that automatically checked data on upload to the database. Verification is performed on all digitally-collected data on upload to the main database, and includes checks on surveys, collar coordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry standards. Independent data audits have been conducted, and indicate that the sample collection and database entry procedures are acceptable;

•

Sample security has relied upon the fact that the samples were always attended or locked in appropriate storage facilities. Chain-of-custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory;

•	Current sample storage procedures and storage areas are consistent with industry standards;

•

The specific gravity database contains a sufficient number of determinations to provide a reliable assessment of the variability of the specific gravity across the gold deposit and the various rock types. The data support the values used in tonnage estimates;

•

The quality of the gold analytical data is sufficiently reliable to support Mineral Resource and Mineral Reserve estimation. Sample preparation, analysis, and security are adequate and generally performed in accordance with exploration best practices and industry standards.

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12.0	DATA VERIFICATION

12.1	External Verification

12.1.1	Smee (2007)

Smee and Associates Consulting Ltd. was retained by Goldcorp in February, 2007 to review core handling, data collection, QC protocols and database design. No items of concern were noted as a result of the review, and a number of recommendations were made to improve current practices.

12.1.2	SRK Consulting (2007)

During preparation of a technical report on the Project in 2007, SRK used Gemcom software to review the Project database, primarily for items such as missing or overlapping intervals, and intervals that were longer than the drill hole depth.

SRK personnel also interviewed project personnel on all aspects of the field program, and visited several outcrop exposures to ascertain the geological setting of the project area and to witness the location of exploration work.

SRK also reviewed drill core from several boreholes intersecting gold mineralization in all areas of the gold deposits. The purpose of this review was to ascertain the geological and structural controls on the distribution of the gold mineralization and to verify the geological descriptions.

The review concluded that the data evaluated were suitable to support Mineral Resource estimation.

12.1.3	G.N. Lustig Consulting Ltd (2007)

All borehole sample and assay data collected from the first 2004 borehole to December 2006 was verified by G.N. Lustig Consulting Ltd (GNL). The verification performed by GNL was done by re-creating the database from the original documents. Sample numbers and intervals were entered directly from the sample tags in a Microsoft Excel spreadsheet and merged with assay results imported from the original digital assay certificates obtained directly from the laboratory.

The resulting database was cross-checked with the acQuire database. A list of errors, such as missing samples, overlaps, gaps, or wrong assay results, was provided to Goldcorp and the errors were corrected.

12.1.4	G.N. Lustig Consulting Ltd (2008)

In July 2007, 3,285 drill core pulp samples representing approximately 20% of the year to date 2007 program were sent to SGS, who acted as an external check for the primary

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analyses performed by ALS Chemex. GNL reviewed the results and concluded that there was no overall relative bias between the two laboratories.

12.2	Goldcorp Verification

Upon the acquisition of the Éléonore Project by Goldcorp, drilling information was reviewed in-house. A data-management system (acQuire) was installed to help standardize and verify data collected in the field on an ongoing basis. A set of procedures was established for finalizing and validating geological logs, assays and QA/QC data.

The QA/QC procedures include a first validation of the description log of each diamond drill hole by field geologists. Core photographs are taken on an ongoing basis such that every diamond drill hole at Eleonore is photographed and the photographs can be accessed for a later use.

A checklist for each diamond drill hole is created and accompanies each drill hole until completion of drill hole entry into the database. The checklist includes survey, deviation, geological, structural, geotechnical data and photographs. A second geologist reviewes the checklist to ensure conformity.

Each assay batch that is imported into the database follows a rigorous QA/QC process. Failed certificates are sent back to the applicable assay laboratory for a re-run.

Diamond drill holes that have successfully completed all steps within the checklist and QA/QC process are accepted into the database as “read-only”. Only the read-only diamond drill holes can be used in the Mineral Resource and Mineral Reserve estimation process.

Prior to interpretation, checks are made on the database to ensure that elements such as overlapping or un-completed core holes are exclusded from the database supporting estimation.

Interpretation based on the database is conducted by geologists and is reviewed on a timely basis by fellow geologists as well by the relevant QPs.

12.3	Comment on Section 12

Goldcorp has established internal controls and procedures on their mining operations and exploration programs, which are periodically reviewed for effectiveness. These are considered by the responsible QP to be supportive of data verification.

The process of data verification for the Project has been performed by external consultancies and Goldcorp personnel. The responsible QP considers that a reasonable level of verification has been completed, and that no material issues would have been left unidentified from the programs undertaken.

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The responsible QP has reviewed the appropriate reports, and is of the opinion that the data verification programs undertaken on the data collected from the Project adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation, and in mine planning.

The responsible QP notes:

•

Inspection of all laboratories are undertaken on a regular basis to ensure that they are well maintained and that all procedures are being followed properly. Deficiencies or concerns are reported to the laboratory manager;

•	QA/QC data are monitored closely, and detailed reports are prepared on a monthly basis. Assay data needs to be approved before import in to the database;

•

Drill data including collar co-ordinates, down hole surveys, lithology data, and assay data are typically verified prior to Mineral Resource and Mineral Reserve estimation by running program checks in both database and resource modelling software packages;

•

External reviews of the database have been undertaken in support of acquisitions, support of feasibility-level studies, and in support of technical reports, producing independent assessments of the database quality. No significant problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were noted.

The responsible QP has personally been involved in the QA/QC process in the approval and re-runs of certificates, as well as conducting spot checks on database integrity and verifying completeness of checklists. There was no limitation in the QA/QC verification process.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical test programs have been overseen by Goldcorp’s metallurgical team. Extensive metallurgical testwork were carried out on samples taken from the various Éléonore ore zones. Most of the metallurgical testwork was completed during the 2006–2012 period to support process selection and design, plant layout determination and plant detailed engineering. From the start-up of mineral processing operations in 2014 to the Report effective date, Goldcorp’s site metallurgical team have continued to perform process optimization work.

13.1	Metallurgical Testwork

13.1.1	2006 Testwork

The purpose of the 2006 test program was to evaluate basic physical, chemical, mineralogical and processing characteristics of samples from the two main zones, Roberto and Roberto East.

A total of 190 assay laboratory reject samples, weighting 256 kg and representing 181 m of core drilling was submitted for testing. Forty-four core drill holes spread across 375 m of strike length of the deposit were represented in these samples. The deepest sample was sourced at a vertical depth of 1,009 m. The samples were composited according to zone over three vertical intervals and, within these vertical intervals, also composited over three grade ranges. The 2006 test program composite assays are provided in Table 13-1.

The main results of the composite analysis were:

•	Little free gold is present. Metallic screen assays on elevation composite for each zone has 2–16% of the gold reporting to the plus 150 mesh fraction;

•	The Roberto and the Roberto East lenses showed no appreciable differences in their gold to sulphur and gold to arsenic ratios;

•	Total sulphur content was 50% higher in Roberto than Roberto East lens;

•	A significant proportion of sulphur (approximately 32% of total sulphur) was present as sulphate in both lenses, raising questions about possible oxidation of the samples;

•	Other than elevated arsenic levels, ICP and heavy metal analyses showed no evidence of any potentially-significant contaminants such as mercury, cadmium, lead, or antimony;

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Table 13-1: Assay Values, 2006 Metallurgical Testwork Program

Composite	Zone	Elevation	Grade	Au (g/t)	Ag (g/t)	As (%)	S tot. (%)	S—(%)
Orebody	All	All	All	10.7	0.8	0.46	1.52	0.91
Zone	Roberto	All	All	12.1	0.7	0.56	1.55	1.05
Zone	Roberto East	All	All	9.5	0.9	0.32	0.96	0.65

•

The acid neutralising potential (NP) of the rock is low, despite a relatively high paste pH, typically around 9.7. The zone-weighted net NP was about -25 kg CaCO3/kt, so the potential for acid generation from the ore and tailings is high.

Elevation composite samples from the Roberto and Roberto East ore zones were submitted to semi qualitative petrographic and X-ray diffraction (XRD) examination. It was found that:

•	Pyrite, pyrrhotite and arsenopyrite are present in approximately equal amounts in both ore zones, and this ratio does not appear to change with depth;

•	There is no obvious difference in the sulphide mineral liberation characteristics between the Roberto and Roberto East ore zone, and there seems to be no appreciable change with depth.

Abrasion index and standard bond rod and ball mill work index tests were conducted. Main results were:

•	Abrasion indices (Ai) of 0.44 and 0.38 were obtained for the Roberto and Roberto East composites respectively;

•	Bond rod mill work index (RWi) values of 11.8 and 12.7 were obtained for the Roberto and Roberto East composites respectively;

•	Bond ball mill work index (BWi) ranges of 10.7 and 14.7 were obtained for the Roberto Upper and Roberto Lower composites respectively, indicating increasing hardness with depth.

The metallurgical testing program compared the performance of whole rock cyanidation, gravity separation followed by cyanidation, gravity separation followed by separation of sulphide minerals by flotation and followed by subsequent cyanidation of flotation concentrate and tailings. Results indicated:

•	Samples were suitable for treatment by gravity concentration. Gravity gold recovery ranged from 9.5–21% with an average of 16%;

•	Whole rock cyanidation leach response yielded variable results. Optimised leach conditions were not established despite an extensive matrix of leaching conditions for the zone composites;

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•	Approximately 80% gold recovery was obtained by applying the gravity separation/flotation concentrate cyanidation flowsheet;

•	An additional 15% gold recovery was obtained from cyanidation of flotation tails, indicating that a portion of the gold is associated with something other than liberated sulphide species.

13.1.2	2007 Testwork

The purpose of the 2007 test program was to expand on the work completed in the previous year in terms of comminution data, identify any effects of oxidation on processing, establish an optimum regent suite, determine the optimum economic grind size for both the whole ore cyanide leach and flotation/cyanide leach options, and establish grade/recovery sensitivity.

Comminution testwork was conducted on approximately 400 kg of NQ size drill core spread across the orebody strike length, composited to represent the Roberto and the Roberto East zones. Findings were:

•	Bond impact crushing work index (CWi) values of 8.94 and 9.54;

•	Ai of 0.4659 and 0.4668;

•	RWi values of 12.4 and 12.6;

•	BWi values of 11.9 and 13.4 were respectively obtained for the Roberto Upper and Roberto Lower composites, indicating increasing hardness with depth;

•	BWivalues of 11.1 and 11.9 were respectively obtained for the Roberto East Middle and Roberto East Upper composites;

•	A BWi value of 17.9 was obtained for the orebody composite at the non-standard closing screen of 200 mesh;

The metallurgical testwork program was conducted on samples representing approximately 20 m of PQ size drill core from the Roberto and Roberto East zones, taken at depths ranging from surface to 200 m below surface. These samples were composited over three vertical intervals and, within these intervals, also composited over seven grade ranges for variability testing.

The 2007 test program composite assays are provided in Table 13-2.

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Table 13-2: Assay Values, 2007 Metallurgical Testwork Program

Assays	Roberto	Roberto East
Au (g/t)	13.4	6.06
Ag (g/t)	1.4	0.6

Metallurgical testwork results included:

•

Flotation kinetics tests and standard cyanide leach tests were conducted on pulp prepared with and without gravity separation. No significant differences in metallurgy between the two sets were noted and oxidation effect suspected from the first testing program proved not to be an issue;

•

The effect of primary grind size of gravity separation was evaluated, in the range of P80s from 48 µm to 200 µm. Gravity separation was found to be relatively insensitive to grind size in the range tested;

•

The effect of primary grind size on flotation was evaluated, in the range of P80s from 48–148 µm. Marked improvements in gold recovery were obtained at 64 µm compared with coarser grinds. Finer grinds increased rougher mass recovery with no corresponding improvement in gold recovery;

•

Flotation of the gravity separation tailing resulted in high sulphur recoveries (>95%). Despite this, approximately 15% of the contained gold remained in the flotation tailings, which was considered too high to discard them without further treatment;

•	Three flotation collectors tested with different combination were tested: PAX, PAX+R208 and PAX+3418A. The PAX+R208 combination was selected;

•	Three different grinds were tested on each zone composite. Regrinding the flotation concentrate to 10–15 µm significantly increased gold recovery when compared to the 25–50 µm range for both zones;

•

At an average primary grind of 66 µm, an average gravity gold recovery of 20% was obtained. The average flotation mass pull was 6.8%, and the average gold recovery to flotation concentrate was 79% (63% based on feed grade). The sulphur recovery to flotation concentrate was 95%;

•

At an average flotation concentrate regrind size of 16 µm, the average concentrate cyanide leach gold extraction was 96.4% (60.8% based on feed grade) and the average flotation tails cyanide leach gold extraction was 68.4% (11.5% based on feed grade);

•	The overall average gold recovery was 92.6%. The minimum gold recovery was 90.0% and the maximum recovery was 96.8% gold;

•	No clear relation between head grade and overall recovery could be established.

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13.1.3	2008 Testwork

The purpose of the 2008 test program was to broaden the existing comminution database to determine power requirements to reach the target primary grind and regrind sizes, generate additional gravity recoverable gold data, apply the previously-developed process flowsheet to the Zone du Lac material and execute a pilot plant run to generate sufficient flotation concentrate and tailings for subsequent process development testwork.

Approximately 1,590 kg of PQ core representing the Roberto zone, 300 kg of PQ core representing the Roberto East zone, 810 kg of PQ core representing the Zone du Lac and 400 kg of composite samples representing the Roberto, Roberto East and Zone du Lac were used in the program.

The Roberto and Roberto East PQ cores were used in the execution of the concentrate pilot plant run. Zone du Lac PQ core was not used in the pilot plant run but portions of it were used for comminution testing. The 400 kg of Roberto, Roberto East and Zone du Lac composite samples were used in the metallurgical test program.

Main results of the comminution testing program were:

•	CWi of 14.1 was obtained for the Zone du Lac, which is significantly harder than what was previously obtained for the Roberto and Roberto east zones;

•	Ai of 0.4223 was obtained for the Zone du Lac, which is similar to was previously obtained for the Roberto and Roberto east zones.

•	BWi values of 16.7 and 20.6 were respectively obtained for the 0–250 m and 750 m+ Zone du Lac composite samples at the non-standard closing screen of 200 mesh;

•	BWi values of 18.2 and 19.5 were respectively obtained for the 0–250 m and 750m+ Roberto composite samples at the non-standard closing screen of 200 mesh;

•	An Isamill signature plot test completed on the pilot plant concentrate indicated that 105 kWh/t was required to achieve a P80 of 10 µm from an F80 of 51 µm;

The 2008 test program composite assays are provided in Table 13-3.

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Table 13-3: Assay Values, 2008 Metallurgical Testwork Program

Assays	Roberto	Roberto East	Zone du Lac
Au (g/t)	32.2	10.4	18.3
Ag (g/t)	<1.4	<1.0	<1.3

Metallurgical testwork results included:

•

Standard Knelson/Laplante gravity recoverable gold (GRG) tests were completed on the Roberto, Roberto East and Zone du Lac zone composites, yielding GRG numbers of 26.7, 41.8 and 57.6 at the target optimum grind size of 65 µm determined in the previous work;

•

The overall metallurgical response of the Zone du Lac samples was similar to the previously tested Roberto and Roberto East samples. At the primary grind size of 74 µm, a gravity gold recovery of 12.8% and a flotation mass pull of 5.73% were obtained. The gold recovery to flotation concentrate was 77% (63% based on feed grade) and the sulphur recovery to flotation concentrate was 95%;

•

The pilot plant run generated approximately 130 kg of concentrate grading 83 g/t gold and 11% sulphur. Gold recovery (gravity + flotation) was 86.4% while sulphide recovery to concentrate was 97%. Pilot plant data were found to compare well to previous testwork on the Roberto and Roberto East zones.

13.1.4	2009 Testwork

The purpose of the 2009 test program was to determine the optimum process flowsheet to extract gold from the ultrafine reground flotation sulphide concentrate. For the purpose of this testwork, a 30 kg sample of concentrate that was generated during the pilot plant test run used.

This sample was found to have a P80 of 11 µm. The sample assayed at 75 g/t gold, 5 g/t silver and 10.3% sulphur, and contained 65% gangue minerals, 23% pyrrhotite, 2.2% pyrite and 9.6% arsenopyrite. It was subjected to a cyanidation process development test program design to determine optimum treatment conditions.

It was found during testing that:

•	Very fine sulphide minerals were extremely reactive and their dissolution consumed a great deal of oxygen, lime and cyanide while releasing sulphide ions that passivated gold grains;

•

The high reactivity of fine pyrrhotite resulted in a high consumption of cyanide (31.5 kg/t) when straight cyanidation was conducted with 2,000 ppm sodium cyanide at a dissolved oxygen (DO) level of 3–5 ppm;

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•

Pre-treatment with oxygen, lead nitrate and lime reduced the consumption of cyanide and produced high extraction of gold (97+%). It was possible to reduce the cyanide consumption to 1.2 kg/t by adding 6 kg/t of lead nitrate;

•

Under the optimum conditions found, gold and silver extraction of 97.5% and 80% respectively were obtained using staged additions of lead nitrate and sodium cyanide concentrations of 800 ppm. Ferric ions were found to act as oxidizing agents and no oxygen was required.

13.1.5	2010 Testwork

The purpose of the 2010 test program was to: further broaden the existing comminution database with the testing of an additional composite sample from the Roberto zone; perform comminution testing of composite sample from a new area—Zone 494; evaluate and compare the previously-developed flowsheet for Éléonore with an alternative flowsheet; investigate the response of process tailings to cyanide detoxification; evaluate dewatering and amenability of process tailings to paste backfilling; and generate final tailings material for subsequent environmental testwork.

Approximately 100 kg of near-surface Roberto material was prepared, assayed and subjected to metallurgical testing. Comminution testwork was conducted on a separate 50 kg composite sample as well as an additional 4 kg sample of Zone 494 material.

The 2010 test program composite assays are provided in Table 13-4.

The key results of the comminution testing program were:

•	The SAG mill comminution test generated an Axb value of 42.7, a Ta value of 0.39 and a DWi value of 6.6 kWh/m3;

•	RWi of 11.4;

•	BWi of 12.2;

•	Ai of 0.441;

•	BWi of 14.1 obtained for the Zone 494 composite.

Two distinct flowsheets comprising the same unit operations but applied in a different order were compared. The first flowsheet (FS-1), consisted of gravity separation, cyanidation of gravity tailings followed by cyanide destruction, a flotation step for separation of sulphide minerals from non-sulphide minerals and subsequent regrinding, cyanidation and cyanide destruction on the flotation concentrate. The second flowsheet (FS-2), consisted of the flowsheet previously developed for Éléonore.

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Table 13-4: Assay Values, 2010 Metallurgical Testwork Program

Composite	Zone	Au (g/t)	Ag (g/t)	As (%)	S tot. (%)	S—(%)
Zone	Roberto	14.7	<2	0.12	1.49	1.34

The primary results of the metallurgical testing program were:

•	The metallurgy achieved on the near-surface Roberto material using the FS-2 flowsheet compared well with previously completed testwork;

•	Overall gold recoveries were found to be similar for the two flowsheets at 92.4% and 93.1% respectively for FS-1 and FS-2;

•	A major difference between the two flowsheets was that cyanide consumption was significantly higher for FS-1 vs FS-2, with 2.29 kg/t sodium cyanide for FS-2 vs 1.25 kg/t sodium cyanide for FS-1;

•

Sulphide flotation from the leach residue in FS-1 was slower than sulphide flotation from gravity tailings in FS-2, possibly due to surface oxidation of minerals during the cyanidation and detoxification processes in FS-1;

•

Slow-floating sulphides from leach residue in FS-1 were not found to be significant gold carriers, allowing a lower concentrate mass pull and allowing a smaller concentrate regrinding, leaching and cyanide destruction circuits with this configuration;

•	Cyanide destruction yielded final weakly acid dissociable (CNWAD) values that met the target of less than 1 ppm;

•

Sulphur dioxide equivalent required for cyanide destruction was found to be higher for concentrate leached slurries than for whole ore. However, the cyanide destruction process as tested had not been optimized.

Physical testing of tailings was conducted with the objective of establishing the tailings suitability to produce paste for use as paste backfill. For this purpose, 141 kg of flotation concentrate and 401 kg of flotation tails generated during the 2009 pilot plant test run were used, together with 58 kg of sand from the Éléonore site. A blend was prepared with 10% concentrate and 90% flotation tails.

The blend was submitted to rheological tests. A slump of 175 mm at 76.5% solids was obtained, which is typical of paste backfill. Other rheological tests completed included static yield stress vs % solids, moisture retention, and plug yield stress tests.

Dewatering testing was conducted and indicated that 67% solids could be achieved by simple thickening using 15 g/t of flocculant, 76% solids could be obtained with centrifuge dewatering and 81% solids could be produced using vacuum filtration.

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Leaf filtration tests were conducted using the 67% solids thickener underflow slurry. Filter capacity varied from 600–900 kg/h/m2 by varying cycle time duration and resulted in a percentage solids change from 81.2% to 80.6%.

Unconfined compressive strength (UCS) testing was conducted to study parameters such as type of binder and impact of sand addition on backfill resistance. The best condition identified was a 90/10 blast furnace slag/normal Portland cement blend that resulted in a 0.7 MPa strength at seven days.

13.1.6	2011 Testwork

The objective of the 2011 testwork was to further investigate and compare the metallurgical response of the previously-tested FS-1 and FS-2 flowsheets and generate additional cyanide tailing material for subsequent pore water chemistry testing. Due to sample size limitations, only some aspects of the flowsheets were investigated. Furthermore, only effluents with more than 50 ppm CNWAD were subjected to cyanide destruction.

Approximately 60 kg of Éléonore material was prepared, assayed and subjected to metallurgical testing. The 2011 test program composite assays are provided inTable 13-5. The main results of the metallurgical testing program were that:

•	Gravity gold recovery averaged 15.4%;

•

With the FS-1 flowsheet, gold recoveries of 77–78% were obtained when leaching the gravity tails for 72 hr with 250 ppm sodium cyanide. Cyanide and lime consumption were 1.12 kg/t and 1.7 kg/t respectively under those conditions;

•

With the FS-1 flowsheet, flotation response varied greatly depending on residual CNWAD concentration (0.1–50 mg/L) and copper sulphate dosage (0–300 g/t). Gold and sulphide recoveries in the respective ranges of 12.5–62.3% and 12.9–90.8% were obtained;

•

It was not possible to conduct cyanidation of flotation concentrate tests with theFS-1 flowsheet due to insufficient flotation concentrate mass recovered. In a best-case scenario, it was calculated that final tails could possibly have contained 1.71 g/t gold, which is equivalent to a maximum overall recovery of 90.6%;

•

With the FS-2 flowsheet, flotation of gravity tails resulted in average gold and sulphide recoveries of 81% and 96%. Subsequent recoveries of 78% and 97% were obtained from the cyanidation flotation tails and of the reground flotation concentrate for an overall gold recovery of 93.2% and respective cyanide and lime consumptions of 1.28 kg/t and 2.32 kg/t.

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Table 13-5: Assay Values, 2011 Metallurgical Testwork Program

Composite	Au (g/t)	Ag (g/t)	As (%)	S tot. (%)	S—(%)
Éléonore	18.27	<2	0.07	1.35	1.24

•	Rheology testing conducted on FS-2 flotation concentrate leach tails determined that the optimum density for gold leaching and gold adsorption by carbon is in the 46–51% solids range.

13.1.7	2012 Testwork

The objective of the 2012 testwork was to confirm the Éléonore flowsheet for final design criteria, generate the required information for carbon-in-pulp/carbone-in-leach (CIP/CIL) process modelling and further evaluate cyanide destruction using the sulphur dioxide/air process.

Two composite samples (nominal and design grade) were assayed, subjected to mineralogy and processed using the previously tested FS-2 flowsheet. The 2012 test program composite assays are provided in Table 13-6.

Both samples showed lower gold but higher sulphur and arsenic values compared to previous programs. Mineralogy confirmed that the selected lithology was appropriate and that the samples were comparable to the overall resource, with 0.1% pyrite, 2.8–3.0% pyrrhotite, 1.9–2.0% arsenopyrite, and 28.8–29.9% quartz.

Table 13-7 summarizes gold recoveries obtained during the metallurgical testing program.

The primary results from this portion of the testwork program were:

•	Overall, results were consistent with previous test programs;

•	Gravity gold recoveries were lower than for previous programs;

•	Best flotation results were obtained using 50 g/t PAX + 40–50 g/t A208;

•	Significant gold recovery improvements were obtained on nominal and design grade flotation concentrates by increasing pre-aeration time before cyanidation;

•	Average cyanide and lime consumptions in flotation tailings leach tests were respectively 0.88 kg/t and 1.03 kg/t;

•	CIP/CIL modelling results indicated that cyanide leach pulp should be treated by CIP, with 10 hr of leaching, followed by six stages of CIP with 1 hr residence time per stage;

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Table 13-6: Assay Values, 2012 Metallurgical Testwork Program

Composite	Zone	Au (g/t)	Ag (g/t)	Fe (%)	As (%)	S tot. (%)
Nominal grade	Éléonore	7.92	9.0	4.27	0.51	1.71
Design Grade	Éléonore	14.5	16.0	4.69	0.93	2.13

Table 13-7: Gold Recoveries, 2012 Batch and Bulk Tests

Test	Composite	Batch test Au recovery (%)	Bulk test Au recovery (%)
Gravity	Nominal grade	4.6	6.4
	Design grade	4.4	11.3
Flotation	Nominal grade	74.7	74.0
	Design grade	77.5	75.9
Flot. Tails CN	Nominal grade	71.5	67.5
	Design grade	70.3	69.9
Flot. Conc. CN	Nominal grade	90.5	92.8
	Design grade	93.2	94.2
Overall	Nominal grade	89.6	85.6
	Design grade	91.7	89.1

•

Modelling predicted 98.5% leached gold recovery when using 20 t of carbon per stage and advances to elution and regeneration rates of 5 t per day. Carbon containing loading of approximately 1,000 g/t and a final barren solution of 0.009–0.010 ppm gold was predicted.

In the second phase of the test program, cyanided slurries generated during the first phase were subjected to batch and continuous flow cyanide destruction testing using the sulphur dioxide/air process, with the objective of determining optimum reagent dosage, retention time and pH for effective cyanide destruction.

On the flotation concentrate slurries, the sulphur dioxide/air process was successful in reducing residual CNWAD to 0.8 ppm, copper to 1 ppm, iron to 0.56 ppm and nickel and zinc to <0.1 ppm. Reagents consumption was 75 g/t copper sulphate and 8 g sulphur dioxide/g CNWAD, and the retention time was 6 hr. Residual arsenic levels were 7 ppm.

On the flotation tails slurries, the sulphur dioxide/air process was successful in reducing residual CNWAD to 0.57 ppm. Residual arsenic and base metals levels of 0.5 ppm or less were achieved. Reagents consumption was 25 g/t copper sulphate and 6 g sulphur dioxide /g CNWAD, and the retention time was 1 hr.

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13.2	Process Optimisation

13.2.1	2014 Process Optimization

Milling operations commenced in September 2014 and the first gold pour occurred in October 2014. During the initial low-rate production period, processing rates up to 200 t/h were achieved and a total of 170 kt of ore was processed during the year. Average gold recoveries of 87.8% were achieved on ore with an average grade of approximately 4.2 g/t gold.

13.2.2	2015 Process Optimization

During 2015, the processing rate was gradually ramped up to the plant’s design processing rate of 7,000 t/d, which was attained and exceeded in the second half of the year. During the ramp-up period, unexpectedly high slurry temperatures (exceeding 60oC) were experienced, causing depletion of dissolved oxygen in the leach trains. The low DO levels, in turn, hampered gold recoveries and resulted in excessive cyanide consumption. For the full year, an average gold recovery of 85.9% was achieved on ore with an average grade of about 5.92 g/t gold.

Extensive testing was conducted, and various possible solutions were explored. The fix to the problem was to reduce oxygen addition rates in the pre-aeration stages with a view to limiting the rise in slurry temperature brought on by the exothermic oxidation reaction of sulphide minerals.

Several process optimizations were introduced, including supplementing the 3.5 inch grinding media with 1.5 inch grinding media in the grinding circuit to optimize efficiency, and replacing A208 with copper sulphate in the flotation circuit.

13.2.3	2016 Process Optimization

During 2016, further refinements were implemented to improve control of slurry temperatures and dissolved oxygen levels. Controlled bleeding of non-sulphide slurry into the sulphide concentrate stream was initiated to improve stability and reduce reactivity. Regrinding power was reduced and varied as a means to control slurry temperatures. The processing rate was reduced and matched to mining output. For the full year, average gold recovery improved to 90.4% based on ore with an average grade of 5.48 g/t gold.

Several process optimizations were implemented, including the introduction of high-chromium (Hi-Cr) grinding media in the grinding circuit, installation of dampeners at the discharge of the backfill piston pumps to reduce pipe hammering problems, initiation of nitric acid washing of the activated carbon, and addition of antifoam to control foam overflowing problems.

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13.2.4	2017 Process Optimization

During 2017, much of the process optimisation efforts focused on reducing the fresh water consumption in the concentrator. Slurry pump gland seal systems were replaced by mechanical seals and efforts were made to reduce and control process water flows to the downstream industrial water treatment facility. The use of anti-scaling agents was initiated to control pipe scaling. For the full year, average gold recovery improved to 91.6% on ore with an average grade of 5.68 g/t gold, due in large part to better stability and management of the overall process.

13.2.5	2018 Process Optimization

During the winter months of 2018, gold passivation episodes were experienced during which gold leaching was either incomplete or delayed after cold-weather plant restarts, leading to recovery losses. Investigations concluded that low slurry temperature was a leading factor causing the phenomena. Plant restart procedures were adapted to include a mandatory “pre-heating” phase where slurry is recirculated until a target temperature is reached. The changes eliminated the problem. Gold recoveries, which averaged 90.0% from ore with an average grade of 5.39 g/t gold during the cold first quarter months, improved to 92.2% from ore with an average grade of 6.33 g/t gold in the second quarter and reached 92.5% from ore with an average grade of 6.21 g/t gold in the third quarter.

A spiral heat exchanger was installed at the Isamill’s discharge during the third quarter, with the objective of improving gold recoveries by decreasing the concentrate circuit’s regrind size, which has been coarser than design after the introduction of regrinding power limitation in 2016 to control excessive slurry temperatures. The heat exchanger allows to operate the regrind mill at higher power while preventing DO problems due to excessive slurry temperatures in the leaching circuit. The system is currently being commissioned and tested.

13.3	Recovery Estimates

Current plans assume long-term average gold recoveries of 92.0% to 92.5%, which are consistent with the results of previous testwork as well as operational experience.

13.4	Metallurgical Variability

Samples selected for metallurgical testing were taken from surface elevations down to 750 m and were representative of the various types and styles of mineralization found at Éléonore. Sufficient samples were taken to ensure that tests were performed on sufficient sample mass. Throughout the test program, results have been consistent with no correlation between metallurgical response and sample origin or position within the orebody.

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Since 2014, more than 6.75 Mt of ore from a wide variety of areas and depths has been processed. No correlation between metallurgical response and sample origin or position within the orebody has been established.

13.5	Deleterious Elements

Other than elevated arsenic levels, ICP and heavy metal analyses conducted during the metallurgical testing program showed no evidence of any potentially-significant contaminant elements such as mercury, cadmium, lead or antimony. Contaminants have not been a problem since the debut of commercial production.

13.6	Comments on Section 13

In the responsible QP’s opinion, the following interpretations and conclusions are appropriate:

•	Metallurgical testwork and associated analytical procedures were performed by recognized testing facilities, and the tests performed were appropriate to the mineralization type;

•

Samples selected for testing were representative of the various types and styles of mineralization at Éléonore. Samples were selected from a range of depths within the deposit. Sufficient samples were taken to ensure that tests were performed on sufficient sample mass;

•	Throughout the test program, results have been consistent with no correlation between metallurgical response and sample origin or position within the orebody;

•

During and after the initial ramp-up period, plant recoveries were lower than expected, primarily because of problems with dissolved oxygen levels in the concentrate leaching section. More recently, plant recoveries have been affected by gold passivation episodes after cold-weather restarts. These problems have been resolved;

•

Since 2014, more than 6.75 Mt of ore from a wide variety of areas and depths has been processed. No correlation between metallurgical response and sample origin or position within the orebody has been established;

•	Current plans assume long-term average gold recoveries of 92.0% to 92.5%, which are consistent with the results of previous testwork as well as operational experience.

•

Other than elevated arsenic levels, ICP and heavy metal analyses conducted during the metallurgical testing program showed no evidence of any potentially-significant contaminant elements such as mercury, cadmium, lead or antimony. Contaminants have not been a problem since the debut of commercial production.

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14.0	MINERAL RESOURCE ESTIMATES

14.1	Introduction

The Mineral Resource estimate was prepared using all available results by Julie Doyon, P.Geo., Resource Geologist, supervised by Martin Perron, P.Eng., Engineering Superintendent. Both Ms Doyon and Mr Perron are Goldcorp employees.

14.2	Basis of Estimate

The coordinate system used for resource modelling is UTM NAD 83, Zone 18N. The three-dimensional (3D) topography surface, dated August 2008, was used as the upper constraint of the mineral resource model. A 3D surface, representing the bottom of overburden, was also modelled and rock units located above this surface were excluded from the Mineral Resource estimate.

The Mineral Resources are based on a total of 6,927 core drill holes and 926 surface channels, for a total of 920,950 assays results collected between September 2004 and January 18, 2018 (the date of the database closeout for estimation purposes). Drill holes and channels more than 30 m away from the dilution envelope were excluded from the Project in order to reduce the database size.

Vulcan (version 9.0.4) software was used to produce the block model for this Mineral Resource estimate.

The block model uses a block size of 5 m x 5 m x 5 m (easting, northing, elevation) with sub-blocks of 0.5 m x 0.5 m x 0.5 m (easting, northing, elevation). The block dimensions reflect the dimension of the mineralized zones and plausible mining methods. The Mineral Resource model was not rotated. The model covers an area delineated by these coordinates:

•	North: 5,838,800 to 5,840,425N;

•	East: 425,650E to 427,400E;

•	Elevation: 250 m to -1500 m (i.e., approximately 1,500 m below surface).

An average specific gravity of 2.77 was used for all mineralized zones.

The Mineral Resource estimate was prepared in accordance with the 2014 CIM Definition Standards and the 2003 CIM Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves.

14.3	Geological Models

A new geological model was constructed to support the 2018 Mineral Resource estimate. The model is based on the interpretation of four corridors, orientented N30W,

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hosting eight principal zones (5010, 5020, 5050, 6000, 6020, 6030, 7001, and 7002) and about 48 minor, sub-parallel zones. These zones are linked by a set of 31 secondary zones termed ramps or splays. The mineralization is east–west cross-cut by 10 high-strain (HS) zones or corridors (numbered from N030 to N060; O100–O150), and approximately 20 east–west-oriented secondary corridors, termed hanging wall (HW) zones (numbered from HW0150 to HW0130).

The 500 zone is the most significant HW zone. The 5050 zone hosts the Roberto style of mineralization, whereas Zone 6000 includes the Roberto East and Zone du Lac mineralization styles.

The numbering of the principal zones is from footwall to hanging wall. The numbering of the hanging wall zones is from south to north. Figure 14-1 is a cross-section providing an example of the geological interpretation.

Mineralized zones were interpreted on plans and sections based on alteration, mineralization, structures, and assay results using the commercially-available LeapFrog software. Major lithologies and alteration styles were also interpreted on section and plan views. Figure 14-2 is a snapshot of the block model, showing the major zones.

Within the Vulcan block model, there are two types of mineralized solids/envelopes:

•	High-grade (HG) solids, mineralized envelopes;

•	A mineralized dilution envelope (ME);

A total of 117 zones were defined inside the ME.

For all of the mineralized solids, the interpretations used the most current information available. No minimum width was required; however, a cut-off grade of 2 g/t gold was used. The dilution envelope was created at approximately 30 m around the zones.

Figure 14-3 shows a plan view of the mineralized zones. Figure 14-4 shows a plan view of the Roberto HG mineralized envelope 5050 as interpreted in 2018. The interpretation incorporates the folded corridor along the southern edge of the main oreshoot (not shown on the figure) where additional mining dilution is expected (refer to discussion in Section 7.3.2).

14.4	Exploratory Data Analysis

Exploratory data analysis (EDA), in the form of summary statistics, histograms, and cumulative probability plots, was performed in 2018 on uncapped samples for gold to determine suitable geological constraints to mineralization.

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Figure 14-1: Example Geological Interpretation

Note: Figure prepared by Goldcorp, 2018. In this figure, the main structures are shown as colored lines (green, light green, yellow, blue, orange) and ramps are colored in red.

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Figure 14-2: Geological Model

Note: Figure prepared by Goldcorp, 2018.

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Figure 14-3: Gold Grade Shells Envelopes in Plan View at 9790 Elevation

Note: Figure prepared by Goldcorp, 2018.

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Figure 14-4: Comparison between Interpretations of 2015 and 2018 Roberto Zone Au High-Grade Envelopes in Plan View at 9485 Elevation

Note: Goldcorp figure prepared in 2018. Note: Figure to left with interpretation shown in red was prepared in 2015; figure to the right with the interpretation shown in green was prepared in 2018.

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14.5	Grade Capping and Compositing

Outliers were identified in 2018 primarily based on the lognormal cumulative probability curves of assay grades. Each principal zone was evaluated separately. The high-grade cap threshold was determined at a grade where the curve showed a clear break and grades started becoming erratic as compared to the main grade populations. Verifications with histogram and decile methods were also conducted. High-grade samples were cut to the cap values prior to compositing. Capping values and the impact of the capping on the mean grade of each vein are summarized in Table 14-1.

Samples generally vary from 0.30 m to 2.10. m (mean = 0.95 m; mode = 1.00 m). In an attempt to retain the integrity/resolution of the original samples, and considering the relative narrowness of the HG veins in some areas, the length of the composites was set at 2 m.

Drill hole samples were composited inside the mineralized solids into equal 2 m down-hole length intervals. For HG composites, residues were retained in the database since Vulcan allows composites to be weighted by length during the interpolation. Composites were calculated by length-weighted averaging of gold assays within each interval. Non-assayed intervals and lost core, except for those in the overburden or within the wedge areas were replaced with the background grade of zero. Wedge duplicates, wedge lost core, and navi-drill lost core intervals were not considered.

14.6	Variography

Composites within interpreted geological zones were used to generate variography and ultimately determine search ellipsoids.

Variography studies were conducted in 2018 using the 2 m capped gold grade composites for the four main mineralized zones, the ramps and the east–west zones (HS and HW).

Snowden Supervisor (version 8.8.1) software was used to model log variograms from which grade variogram models were reconstructed. Maximum continuity was found for all four main corridors, for the overall ramps/splays as well as for the HS zones. The results of the linear variographic investigations for the core composites are consistent with the geological features of the deposit. The investigations yielded the best-fit model along an orientation that roughly corresponds to the strike and dip of the observed ore shoots at the Roberto deposit.

The variograms parameters obtained were used for the kriging estimation of all zones (except HS, HW and ramps/splays), and the anisotropy was rotated to fit the orientation of the mineralized zones. The HS, HW and ramps/splays were estimated using an inverse distance weighting to the second power (ID2) interpolation. Ellipsoids and ranges used in the interpolation are provided in Table 14-2 and Table 14-3.

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Table 14-1: High-Grade Capping on Gold Assays

Zone	Zone Type	Maximum (Au g/t)	Mean (Au g/t)	CV	Capping Value (Au g/t)	Capped Mean (Au g/t)	Capped CV (Au g/t)	%Data Capped
100	Dilution envelope	643	0.37	7.8	2.5	0.26	1.9	2.1
5010	High grade	2460	9.17	4.5	60	7.96	1.2	1.0
5050	High grade	902.5	12.26	1.6	100	11.9	1.2	0.47
6000	High grade	972.7	9.12	2.2	140	8.82	1.5	0.26
7000	High grade	713.3	6.74	1.9	50	6.47	1.0	0.37
Ramps to 5050	High grade	363.5	9.56	1.7	60	9.07	1.2	0.74
Ramps to 6020	High grade	83.2	7.02	1.1	50	6.92	1.0	0.43
Ramps to 6030	High grade	427.8	8.31	1.8	120	8.06	1.3	0.18
South Ramps	High grade	122.4	8.87	1.1	60	8.78	1.0	0.32
HW	High grade	195.4	5.05	2.2	100	4.87	1.8	0.27
HS	High grade	119.4	7.49	1.2	50	7.34	1.1	0.61
Other Zones	Various	353.0	7.56	1.6	120	7.47	1.44	0.18

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Table 14-2: Search Ellipsoid Parameters

Group	Geocodes used for analysis	Number of composites	Declustering cell size	Search Ellipsod
				Vulcan Z (o)	Vulcan X (o)	Vulcan Y (o)	Range (m) Dir 1	Range (m) Dir 2	Range (m) Dir 3	Method
Corridor 5050	505005	2216	15,15,15	192	38	71	42	28	14	OK
Corridor 5010	501003	884	—	299	50	-82	73	76	13	OK
Corridor 6000	603003	2418	10,10,20	164	40	83	45	15	15	OK
Corridor 7000	700107	1128	15,15,20	170	80	90	35	20	10	OK
Ramps associated to 5050	Use south ramps									ID2
Ramps associated to 6020	Use south ramps									ID2
Ramps associated to 6030	Use south ramps									ID2
Rampes au Sud	656501, below elevation 9800	426	—	161	49	41	31	16	15	ID2
HS	all, above elevation 9400	939	5,5,10	240	76	-45	70	36	18	ID2
HW	Use HS									ID2
Other	Use corridor 6000									OK
Dilution										ID3

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Table 14-3: Variogram Parameters

Group	Semi- Variogram
	Nugget Effect	Spherical 1 Sill	Range (m) Dir 1	Range (m) Dir 2	Range (m) Dir 3	Spherical 2 Sill	Range (m) Dir 1	Range (m) Dir 2	Range (m) Dir 3	Total Sill
Corridor 5050	0.35	0.35	26	20	13	0.3	42	28	14	0.65
Corridor 5010	0.53	0.47	73	76	13					0.47
Corridor 6000	0.27	0.1	15	10	3	0.63	45	15	15	0.73
Corridor 7000	0.33	0.3	18	15	4	0.37	35	20	10	0.67
Ramps associated with 5050
Ramps associated with 6020
Ramps associated with 6030
Southern ramps (rampes au sud)	0.27	0.73	31	16	15					0.73
HS
HW
Other
Dilution

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14.7	Estimation Parameters

The block model was set up as a sub-block model. Each block could have only one rock code. The blocks were divided into two mains rock codes, HG and ME, according to the zone type.

Sample search ellipsoid sizes and orientation were established using a combination of variogram ranges, drill hole distribution, and geological understanding.

The HG block grade model was estimated with hard boundaries. Composites were only used for the estimation of blocks with the same rock code and same zone identifier (ID), except where one vein was the splay of another vein; in that case, composites were shared locally.

The ME block grade model was estimated with soft boundary to the HG zones, using a 50% weighting factor for assays through the soft boundaries. This change was chosen to better represent the geological complexity within the block model.

The HG and ME blocks were estimated independently, with a three-pass plan. The first two passes used relatively short search radii to interpolate the blocks close to the drill holes. The third pass was defined to populate the remaining blocks within the vein solids.

Ordinary kriging (OK) was used to estimate grades within all zones (except HS, HW and ramps/splays). The HS, HW, and ramps/splays were estimated using ID2. The ME was completed using inverse distance weighting to the third power (ID3) interpolation.

Parameters used for grade estimation are summarized in Table 14-4.

14.8	Block Model Validation

The estimated block model was validated visually and statistically. The statistical validation considered blocks that are candidate for the measured and indicated categories.

Visual inspection confirmed that the block model respected the drill hole data.

A nearest-neighbour (NN) model using 5 m composites and an inverse distance cube (ID3) model were produced to check the global and local bias in the mineral resource model. The global means of the resource model matched well with the verification models, with differences within acceptable limits in most of the main HG veins.

The trend and local variation of the Mineral Resource model grades were reviewed against the NN model with swath plots in northing, easting and elevation directions, for the measured and indicated blocks. It was noted that, above the 600 m Level (600 m below surface) and at the core of the deposit, the Mineral Resource model showed similar trend in grades as the NN model with the expected smoothing.

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Table 14-4: Resource Model Estimation Parameters

Domain	Pass	Search Radius (m)			No. of Composites
		Rotated to Fit							HG Restricted
		Estimation Domain							Search Radius
		Major	Semi	Minor	Min	Max	Max/	HG Threshold	X	Y	Z	Estimation
							Hole	(Au g/t)				Method
Corridor 5010	1	73	76	13	4	9	3	none	none	none	none	OK
	2	146	152	26	3	9	3
	3	219	228	39	3	12	3
Corridor 5050	1	42	28	14	4	9	3	none	none	none	none	OK
	2	84	56	28	3	9	3
	3	126	84	42	3	12	3
Corridor 5010	1	73	76	13	4	9	3	none	none	none	none	OK
	2	146	152	26	3	9	3
	3	219	228	39	3	12	3
Corridor 6000	1	45	15	15	4	9	3	none	none	none	none	OK
	2	90	30	30	3	9	3
	3	135	45	45	3	12	3
Corridor 7000	1	35	20	10	4	9	3	none	none	none	none	OK
	2	70	40	20	3	9	3
	3	105	60	30	3	12	3
Ramps	1	31	16	15	4	9	3	none	none	none	none	ID2
	2	62	32	30	3	9	3
	3	93	48	45	3	12	3
HS and HW	1	70	36	18	4	9	3	none	none	none	none	ID2
	2	140	72	36	3	9	3
	3	210	108	54	3	12	3
Other	1	45	15	15	4	9	3	none	none	none	none	OK
	2	90	30	30	3	9	3
	3	135	45	45	3	12	3
Dilution	1	75	75	25	8	18	6	1	15	15	5	ID3
	2	150	150	50	6	18	6
	3	300	300	100	10	20	10
All Au (LG)	1	65	50	20	4	9	3	none	none	none	none	OK
	2	130	100	30	3	9	3
	3	260	200	50	3	12	3
All Au (HG)	1	65	50	20	4	9	3	none	none	none	none	OK
	2	130	100	30	3	9	3
	3	260	200	50	3	12	3
Dilution Au	1	65	50	20	8	18	6	1	15	15	5	ID3
	2	130	100	25	6	18	6
	3	260	200	50	10	20	10

Notes:    Domain = zone grade estimation inside the interpreted solids at 2 g/t gold no cut-off grade.

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The two models departed slightly at depth and at peripheries where drill holes became sparsely spaced. This indicated that there is some risk associated in estimating Mineral Resources in areas of limited drilling, particularly at depth.

14.9	Reconciliation with Production

Underground stopes are designed using diamond drill holes data from the Mineral Resources and Mineral Reserves and geological mapping in the uppercut/undercut ore drifts. Chips assays in faces or walls as well as muck assays are not used to quantify the quality of the stope, although they serve to better define the shape of the geological resource. A block model estimate is updated using the resources composites based on the new ore shape following the development results. This new block model serves as the basis for short-term stope grade planning.

Ore produced from stoping is brought to surface by trucks in the upper part of the mine (H1) or is skipped to surface using an automated shaft system. All ore skipped to surface is weighted using calibrated load cells and that value is stored in the production database. The tonnage of ore trucked to surface is estimated using specific loading factors depending on equipment. This tonnage is then balanced with the weighted skipped tonnage using the mill official processed tonnage. Once the total mined out tonnage is balanced to the mill, it is broken out by individual workplaces for official production values. Ounces are reconciled by comparing sum of the workplace estimated ounces (sum of workplace tonnes times estimated grades) to the milling official ounces. Grade reconciliation is then calculated.

After mining, all underground stopes are surveyed using a cavity-monitoring system (CMS) to determine the quality of mining by quantifying the amount of ore left in place unbroken, ore left in place that is broken but irretrievable, overbreak in ore not designed, unplanned overbreak in waste, and waste rock left in place in the stope.

Using the CMS surveyed values, undiluted tonnages and grades are compiled from the balanced-to-mill tonnage and processed grade and compared to planned and Mineral Reserve values.

For 2018, the reconciliation continues to reflect a better understanding of the geological constraints affecting the Roberto deposit. Correlation with planning, when all geological information is available, is 96% on tonnage and 106% on grade. When compared to previous geological data where delineation drilling and ore development is missing, the comparison is 117% on tonnage and 88% on grade. This demonstrates the geological complexities and the differences associated with the folded corridor and the associated east–west stretching zones are well under control and that production is able to include opportunities to produce from mineralization not estimated as the Mineral Resources.

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14.10	Classification of Mineral Resources

The Mineral Resource classification definitions use the 2014 CIM Definition Standards.

For the Éléonore Operations Mineral Resource estimate (exclusive of Mineral Reserves), estimated blocks were classified into the Measured, Indicated and Inferred categories.

•

Measured Mineral Resources were defined for blocks within a maximum distance of 15 m (12.5 m x 12.5 m spacing) from three different drill holes, combined with an underground development in the mineralization;

•	Indicated Mineral Resources were defined for blocks estimated through the first pass with a minimum two drill holes within 30 m search radius;

•

Inferred Mineral Resources were defined for blocks within 60 m from one drill hole, with an occasional block influence as far as 80 m where the mineralization trend was demonstrated by multiple adjacent holes.

An illustration of the Mineral Resource classification is shown with the drill hole traces in plan view in Figure 14-5, and long section in Figure 14-6.

14.11	Reasonable Prospects for Eventual Economic Extraction

The 2018 Mineral Resource block model does not include mining considerations.

Considering the geometry and shape of the orebody, the Roberto deposit is amenable to underground mining using long-hole stoping methods. The Deswik Stope Optimizer (DSO) software tool was used to create block model shapes that are in accordance with a minimum mining width of 2.5 m, a stope height of 30 m, a stope length varying from 5 to 25 m and stope walls that are steeper than 45º.

Using parameters established during the course of mining activities, a metallurgical recovery of 93% and an operating cost of approximately US$107.50/t (comprising the following costs: mining: US$59.41/t; processing: US$27.75/t; general and administrative (G&A): US$20.34/t) were considered reasonable to constrain the estimate. They are based on LOM 2018.

Using a gold price of US$1,400/oz, the cut-off grade required to support reasonable prospects of eventual economic extraction is approximately 2.7 g/t gold. The cut-off grade calculation is:

•	Cut-off grade = [mining cost + process cost + G&A costs] / [payable recovery * Au price – royalty (% of sales) – refining cost].

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Figure 14-5: Mineral Resource Classification in Plan View at 9550 Elevation

Note: Figure prepared by Goldcorp, 2018.

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Figure 14-6: Mineral Resource Classification in Long Section for Roberto Zone HG (5050)

Note: Figure prepared by Goldcorp, 2018.

14.12	Mineral Resource Statement

The Qualified Person for the Mineral Resource estimate is Martin Perron, P. Eng., an employee of Goldcorp. Mineral Resources are reported at a commodity price of US$1,400/oz gold and have an effective date of June 30, 2018.

Given the density of the processed data, the search ellipse criteria, and the specific interpolation parameters, the current Mineral Resource estimate can be classified as Measured, Indicated and Inferred Mineral Resources. The estimate is reported using the 2014 CIM Definition Standards.

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The Mineral Resources (exclusive of Mineral Reserves) for the Éléonore Operations using a cut-off grade of 2.7 g/t gold are summarized in Table 14-5.

14.13	Comment on Section 14

The responsible QP is of the opinion that the Mineral Resources for the Éléonore Operations, estimated using core drill data and channel samples, were estimated according to industry best practices and conform to the 2014 CIM Definition Standards.

To the extent known to the responsible QP, there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could materially affect the Mineral Resource estimate that are not documented in this Report.

Elements that may materially impact the Mineral Resource estimate are: geological complexity including folding and faulting of vein material between drill hole intercepts, commodity price assumptions; metal recovery assumptions; hydrological constraints; and rock mechanics (geotechnical) constraints. These elements are under tight control and mitigation plans are in place to address them. It is the responsible QP’s opinion there are no issues that could materially affect the Mineral Resource estimate that are not documented in this Report.

There is upside potential for the estimates if mineralization that is currently classified as Inferred can be upgraded to higher-confidence Mineral Resource categories. Core drilling is currently underway in support of potential confidence category upgrades.

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Table 14-5: Mineral Resource Estimate for the Éléonore Operations

Category	Tonnes (Mt)	Au Grade (g/t Au)	Contained Gold (M oz)
Measured	0.79	6.15	0.16
Indicated	2.39	4.67	0.36
Total Measured and Indicated	3.18	5.03	0.51
Inferred	3.19	5.76	0.59

Notes to Accompany Mineral Resource Table:

1.	Mr Martin Perron, P. Eng., a Goldcorp employee, is the Qualified Person for the estimate. The estimate has an effective date of June 30, 2018.

2.	The Mineral Resources are classified as Measured, Indicated and Inferred Mineral Resources, and are reported using the 2014 CIM Definition Standards.

3.

Mineral Resources are reported exclusive of those Mineral Resources that have been converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.	A minimum true thickness of 2.5 m was applied for all Mineral Resource estimates, using the grade of the adjacent material when assayed, or a value of zero when not assayed.

5.

A top cut varying from 50 g/t to 140 g/t gold (80 g/t gold for the dilution envelope) was applied to assay grades prior to compositing grades for interpolation into model blocks using ordinary kriging (OK) and inverse distance weighting to the second power (ID2) methods, and was based on 2 m composites within a block model made of 5 m long x 5 m wide x 5 m high blocks. Average specific gravity (SG) is 2.77.

6.

Mineral Resources are reported using a 2.7 g/t gold cut-off grade, which is based on assumptions of a US$1,400 per ounce gold price, long-hole stoping underground mining methods, a life-of-mine metallurgical recovery of 93%, and a total mining cost of US$107.50/t (comprising the following costs: mining: US$59.41/t; processing: US$27.75/t; general and administrative (G&A) of US$20.34/t. (LOM 2018)

7.	Numbers may not sum due to rounding.

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15.0	MINERAL RESERVE ESTIMATES

15.1	Introduction

Mineral Reserves as of June 30, 2018 have been estimated using the newest geological model, including the resource block model generated by the geology department in the first half of 2018.

The Mineral Reserve estimate was reported using the definitions in the 2014 CIM Definition Standards) with the following considerations:

•	Only Measured and Indicated Mineral Resources are used;

•	External dilution of 15% is included in the Mineral Reserve estimate; internal dilution was already accounted for in the geological block model;

•	Mining recovery varies from 85% to 95% and is applied based on geotechnical risk;

•	Mineral Reserves are supported by a mine plan that is economical;

•	The reference point at which Mineral Reserves are defined is the point where the ore is delivered to the processing plant.

Mineral Reserves were estimated by generating a preliminary stope shapes using Deswik Stope Optimizer Version 3 (DSO) software in respect to the design and economic criteria established. Those shapes are then exported to the Deswik CAD software and manual stope designs are created using engineering judgement. The stopes are then sequenced to suite the mining method (longitudinal long-hole stoping and with respect to geotechnical risks) and exported to Deswik Sched to create a scheduled life of mine that is optimised by using a Schedule Optimisation Tool (SOT).

15.2	Mineral Reserves Statement

The reserve shapes were created based solely on Measured and Indicated Resources including internal and external stope dilution above the calculated cut-off grade that demonstrated to be economically mineable. Furthermore, by applying modifying factors, Measured and Indicated Mineral Resources within the reserve shapes were converted to Proven and Probable Mineral Reserves.

Inferred Mineral Resources are not considered as part of the Mineral Reserve statement and were set to waste.

Mineral Reserves are reported at a gold price of US$1,200/oz gold, an in-situ cut-off grade of 3.6 g/t gold, an exchange rate of C$/US$1.30 and have an effective date of June 30, 2018.

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The Mineral Reserves estimated in Table 15-1 incorporate considerations of minimum mining width, dilution, mining recovery and mineability criteria. The QP responsible for the Mineral Reserve estimate is Ms Adrienne Rispoli, P.Eng., a Goldcorp employee.

15.3	Factors That May Affect the Mineral Reserve Estimate

Factors that may affect the Mineral Reserve estimates include:

•	Technical considerations

o	Geological complexity impacting grade;

o

Geotechnical (i.e. water infiltration, sill pillar mining, seismicity, mining in proximity to fault structures) and design parameters (i.e. minimum mining width, maximum stope height, etc..) changes that may impact dilution and mining recoveries factors;

o	Lower mill recovery in new mining areas.

•	Market and financial considerations

o	Changes in commodity price and exchange rate assumptions;

o	Changes to mining cost assumptions.

Technical considerations are regularly being evaluated at the mine since Eleonore began production to mitigate impacts to Mineral Reserves. Future adjustments and/or refinements to the above technical factors are possible with updated in-depth evaluations.

15.4	Estimation Procedure

The Mineral Reserve estimation workflow is summarized in table 15-1

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Table 15-1: Mineral Reserve Estimate

Category	Tonnes (Mt)	Au Grade (g/t Au)	Contained Gold (M oz)
Proven	3.65	5.97	0.7
Probable	14.14	5.61	2.55
Total Proven + Probable	17.78	5.69	3.25

Notes to accompany Mineral Reserve table:

1.	Ms. Adrienne Rispoli, P.Eng., an employee of Goldcorp, is the Qualified Person for the estimate. The estimate has an effective date of 30 June 2018.

2.	The Mineral Reserves are classified as Proven and Probable Mineral Reserves and are based on the 2014 CIM Definition Standards. Proven Mineral Reserves include stockpile material.

3.

Mineral Reserves are based on a gold price of US$1,200/oz, an economic function that includes variable operating costs, a metallurgical recovery of 93%, and an exchange rate of C$/US$1.30. The global cut-off grade is 3.6 g/t (in-situ). The total average US$ operating costs in the peak years of the LOM 2018 are US$107.50/t (mining: US$59.41/t; processing: US$27.75/t; G&A: US$20.34/t). An overall external dilution of 15% is applied to the stopes using zero grade. Mineral Reserves take into account mining recoveries that range from 85% to 95% depending on geotechnical risk.

4.	Numbers may not sum due to rounding.

Preliminary stopes were created using DSO which uses six points to create the stope shape and follows the general gradient of the level. A customized DSO setup was used for each of the Main and Hanging Wall Zones (Figure 15-2). The parameters used to create the stopes are shown in Table 15-2.

Manual adjustments to the DSO wireframes are made within Deswik CAD using an iterative process to create the final optimized stopes that maximize stope value, while still respecting geometry constraints and input parameters. Stope access development is subsequently designed and optimised.

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Figure 15-1: 2018 Éléonore Reserve Process

Note: Goldcorp figure prepared in 2018.

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Figure 15-2: DSO Setup, Showing H5 Main and Hanging Wall Zones

Note: Goldcorp figure prepared in 2018.

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Table 15-2: DSO Parameters

Parameter	Unit	Value
Minimum width	m	2.5
Maximum width	m	100
Minimum waste pillar width	M	5
Near wall dilution	M	0
Far wall dilution	M	0
Minimum dip angle	º	45
Maximum dip angle	º	135
Maximum strike angle	º	45
Maximum strike angle change	º	20
Maximum side length ratio		3
Level spacing	M	30
Section spacing	M	5
Cut-off grade	g/t Au	3.6

Stopes are interrogated using the block model (tonnes and grades), sequenced (with respect to geotechnical risks and the long-hole longitudinal retreat mining method) and validated by the Geology and Rock Mechanics departments.

An economics study and a risk assessment are performed prior to data compilation and QP validation steps.

15.5	Dilution and Mining Recovery

In general, dilution and mining recovery are functions of a number of factors, including mining method, vein width, stopes and development design, and mine planning considerations such as geotechnical risk.

Internal and external dilution were considered during Mineral Reserves estimation:

•

Internal dilution is included in most mining shapes due the nature of the deposit and the mining methods utilized. In general, this type is related to the geological model (coded C5 in the block model);

•	External dilution has been estimated based on current site reconciliation data, industry experience and best practices.

At Éléonore, the external dilution value was estimated to be 15% at a zero grade.

Mining recovery represents an estimate of the percentage of broken material, including internal and external dilution, with respect to the total volume of rock broken in a stope, that will be sent to the mill as mill feed.

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Mining recovery in the Éléonore mine is dependent on the geotechnical risk assigned to a particular area in the mine, and varies from 85% for areas considered to have a high geotechnical risk to 95% for areas with a normal geotechnical risk assignment.

It is expected that short-term to mid-term planning teams during mining operations will re-assess the stope design geometry, length and inclination to minimize any additional dilution and maximize mining recovery.

15.6	Cut-off Grade and Mining Width

Goldcorp has used a breakeven method to calculate the reserve cut-off grade, where the breakeven cut-off grade (BCOG) is the minimum grade of the material that would be economic inclusive of all operating costs. The calculation was completed using an average peak years operating production cost (LOM 2018) of US$107.50/t milled and a gold price of US$1,200/oz and adjusted for the application of 15% external dilution. The BCOG was determined at 3.1 g/t gold for mill feed (or 3.6 g/t gold in-situ).

Considering the orebody geometry, mining method, and mining equipment, the minimum mining width was established at 2.5 m. This value will be re-evaluated during operations to reflect sub-level spacing and ground conditions.

15.7	Conversion Factors from Mineral Resources to Mineral Reserves

Mineral Reserves are supported by a detailed mine plan, an engineering analysis, and the application of modifying factors. These inputs are supported by operational experience gathered since 2015, including:

•	Sufficient knowledge of the geology of the deposit and an up-to-date geological model;

•	Continuous assessment of geotechnical risk as ground conditions change;

•	Reconciliation using mining and milling factors (e.g. dilution, recoveries, rates, conversion factors);

•	Consolidation cost structures and cost distributions (e.g. fixed-variable split, operating, capital).

15.8	Production Reconciliation

The reconciliation process is discussed in Section 14.9.

15.9	Comments on Section 15

The Mineral Reserves, which have been estimated using the geological model provided by the resource geologists, have appropriately considered modifying factors, and are supported by a detailed mine plan. The estimations were performed using industry-

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accepted practices, and were reported in accordance with the 2014 CIM Definition Standards. It is the responsible QP’s opinion there are no elements that could materially affect the Mineral Reserve estimate that are not documented in this Report.

To the extent known to the responsible QP, there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that could affect the Mineral Reserve estimate that are not documented in this Report.

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16.0	MINING METHODS

16.1	Introduction

Mining operations exploit a complex orebody that consists of 117 different mineralized lenses with variable geometries and proximities. Operations have converted from using the longhole transverse mining method that was initially proposed to a longitudinal longhole retreat stoping method because that method is better suited to the orebody geometry.

For mine scheduling purposes, the vertical extent of the orebody is subdivided into two parts: the upper part of the orebody located between 65 m and 650 m below surface (referred to as the upper mine), and the lower part of the orebody located between 650 m and 1,370 m below surface (referred to as the lower mine). Dividing the orebody into two mining sectors and seven mining horizons has accelerated the production start-up.

Mining started from two horizons, the 440 m Level and the 650 m Level, and expanded to cover from the 110 m Level to the 980 m Level from surface. The current mine plan assumes that all the ore and waste from Horizon 1 (80 m Level to 230 m Level) will be trucked to the surface as will material from the top of Horizon 2 (260–290 m Level). Ore and waste from Horizons 2, 3, 4 and 5 (320–980 m Level) will be either dumped down an ore pass (Horizon 2 and Horizon 3) or trucked to the 650 m Level and hoisted by the production shaft.

Due to the orebody complexity, mining rates were adjusted based on historical data and equipment performances. These performances were then modified based on geotechnical considerations.

Multiple activities are rate-based in the production schedule (e.g. development, diamond drilling, secondary ground support drilling, production drilling, mucking, rockfilling and pastefilling), thus the mine plan can use historical data and industry standards. Also included in the production schedule are multiple factors that are based on financial information, or reconciliation studies such as dilution, cut-off grade, mining recovery, overbreak, production redrilling, and production hole cleaning.

With the support of a geomechanical mine model and sequence simulations, it was shown that flexible sequencing rules may be applied under specific conditions. Pyramidal sequencing is generally favoured in the scheduling optimization tool (SOT). Depending on pillar widths between the lenses, it is possible to mine more than one stope from the same access point. Multiple mineralized zones coupled with multiple active horizons, will support the planned LOM peak years average production rate of 6,600t/d. Currently, the operations have five horizons in production and two horizons under development.

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As of October 2018, ramp development reaches a depth of approximately 1,130 m from surface while production had started in Horizon 5, on the 980 m Level.

The detailed mine design is integrated within the mine schedule to produce a plan that is easily trackable and is able to be adjusted when updated information is available. The mine is currently scheduled to be operational until 2026, based on the Mineral Reserves reported in Section 15.

16.2	Geotechnical and Geological Considerations

Golder was the geotechnical engineering firm for the feasibility study phase. Goldcorp’s engineering team began updating Golder’s information in 2013. The development of different infrastructures and galleries below 980 m depth will allow for rock mass characterization in the deeper part of the mine (below 980 m).

Mining operations have added to the geological and geotechnical understanding of ground behaviour since production started in 2015. Mining to date has supported the interpretation of multiple mineralized lenses. Geotechnical designs currently incorporate considerations of the interplay between these lenses, joint orientations, influences of geological features on rock mass behaviour, and stress regimes in the upper and lower portions of the mine.

A large-scale stress model was built in 2018 as part of the geotechnical risk management plan. The stress-model allows to enhance geotechnical understanding in different areas of the mine. This model will require regular updates with the latest mine information (i.e. geological structures, back-analysis of past events, damage mapping of u/g openings).

16.2.1	Description of Local Geology Structure

The development of the access ramp from surface to a depth of 1,040 m, and the main extraction levels indicated the presence of four major structural types:

•

Faults: there are four major fault orientations (Figure 16-1). One of these can be traced in the ramp and along some levels. However, that fault is very difficult to identify in drill logs, as the chlorite and quartz infilling the fault is readily washed out during drilling. The three remaining faults are also difficult to discern in drill core. These are characterized more by the presence of quartz–epidote breccia zones than recognition of discrete structures in drill core;

•

Sub-horizontal joints: the major sub-horizontal joints developed due to postglacial isostatic bearing and are typically oriented east–west. These joints are present in a number of mine areas (Figure 16-2), and are more persistent in the upper, 800 m of the mine. Generally, the joints are closed and lack fracture fill; however, there are exceptions that may be open or contain gravel-like material;

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Figure 16-1: 650 Level Showing Projection of Major Faults

Note: Figure prepared by Goldcorp, 2018. In this figure, mine workings and development are shown in magenta or pale green, grid lines in brown, and all remaining coloured lines are known or interpreted faults.

Figure 16-2: Example of Sub Horizontal Joints in a Drift

Note: Photograph by Goldcorp, 2018.

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•

Pegmatite intrusions: typically consist of large quartz crystals (Figure 16-3), and vary in thickness from centimetres to a few metres. The veins are randomly distributed within the deposit such that locations are difficult to predict, and are less competent than the host wackes. They can sometimes cross an entire drift or simply appear in a drift wall, but have not, to date, been encountered on the drift roof;

•

Diabase dykes: these dykes are typically found in the southeast sector of the mine near the shaft stations on the 410, 650 and 1140 m Levels. The development of the southward haulage drifts on the 800, 770, 650, 620 and 590 m Levels has made it possible to identify the exact dyke positions.

16.2.2	Joints and Discontinuities

Structural mapping campaigns have been used to establish joint and discontinuity orientations. Four main sets have been identified (Table 16-1).

Horizontal joints are typically continuous and can reach 30 cm in thickness. They typically have a spacing of 0.5–1 m, and are found to about 920 m depth. Vertical joints have a similar spacing to the horizontal joints.

The spacing of the subparallel bedding planes varies between 10 and 30 cm. Hanging wall stability is affected by the undercutting of the bedding planes, and the combination of horizontal and transverse joint sets.

Table 16-2 summarizes the joint quality parameter ranges by horizon for the dominant features.

16.2.3	Geomechanical Characterisation

Uniaxial Compression and Brazilian Values

Table 16-3 summarizes the results of uniaxial compression and Brazilian tests.

RQD Evaluation

The RQD by geological unit, based on core measurements, is provided in Table 16-4.

Rock Mass Classification

Rock mass rating (RMR) criteria are provided in Table 16-5.

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Figure 16-3: Example of Pegmatite Intrusions in a Drift

Note: Photograph by Goldcorp, 2018.

Table 16-1: Joint Set Orientations

Note: dip/dip direction ± one standard deviation (all values in degrees) for each horizon. Dominant sets are identified with bold text. Weak joint sets (identified after removed of the dominant set) are shown in grey text.

Table 16-2: Joint Quality Parameter Summary

Note: data from Oke et al., 2017

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Table 16-3: Uniaxial Compression and Brazilian Test Results

Geology	#test	mean UCS MPa	max UCS MPa	min UCS MPa	#test	st MPa
Wacke	18	162	216	68	4	15
Pegmatite	7	97	119	68	2	7
Diabase	1	220
Diorite	3	120	136	104	1	10
Wacke mineralized	5	122			2	17
Roberto/Roberto est	5	196		159	3	13
Paragneiss	2	131	263		2	7
Schist	2
Conglomerate	3	211	265	131

Note: UCS = unconfined compressive strength.

Table 16-4: RQD Values By Geological Unit

Geological Unit	RQD Min	Max	Mean
Wacke	0	100	96.5
Mineralized wacke	90.3	100	98.9
Alumino-silicate bearing wacke	92.7	97.3	95.3
Conglomerate B	91	100	99.1
Conglomerate C	98	100	99.7
Roberto	52.6	100	91.9
Roberto East	88	100	97.2
Quartz vein	95.9	100	97.9
Pegmatite	39.9	100	88.5
Diorite	75	100	97.2
Mineralized diorite	97	100	98.5
Diabase	98.7	100	99.6
Paragneiss	100	100	100
Schist	88.3	100	97.7

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Table 16-5: Rock Mass Ratings by Geological Unit

Parameter	Wacke	Min.Wacke	Conglomerate	Pegmatite	Diorite	Diabase	Paragneiss	Schist
Rock mass influenced by water veins at depths of 200 m, 460 m and 770 m
Strength intact rock	12	12	12	8	12	14	10	7
RQD	20
Spacing of joint	10–15 (0.4 to 0.7 m)
Conditions of joint	10	10	20	30	10	10	20	5
Groundwater	0 – Effusion continuous high flow water ~>300L/m
Orientation	-10	-10	-5	0	0	0	-5	-10
RMR	42–47	42–47	57–62	88–93	52–57	54–59	45–50	32–37
Rock mass quality	Fair	Fair	Fair/good	Good	Fair	Fair	Fair	Poor
Rock mass up to a depth of 650 m
Strength intact rock	12	12	12	8	12	14	10	7
RQD	20 (Average of the RQDs = 96.1 to 99.9)
Spacing of joint	10–15 (0.4 to 0.7 m)
Conditions of joint	10	10	20	30	10	10	20	5
Groundwater	10 (no flow into openings)
Orientation	-10	-10	0	0	0	0	-5	-10
RMR	52–57	52–57	72–77	78–83	62–67	64–69	70–75	42–47
Rock mass quality	Good	Good	Good	Good	Good	Good	Good	Fair
Rock mass up to depth of 830 m
Strength intact rock	12	12	12	8	12	14	10	7
RQD	17 (Average of the RQD = 75%-90% near the faults along the construction sites)
Spacing of joint	8 (0.06 to 0.2 m) Tighter reading and several transverse joints
Conditions of joint	10	10	20	30	10	10	20	5
Groundwater	10 (no flow into openings)
Orientation	-10	-10	0	0	0	0	-5	-10
RMR	47	47	67	73	57	59	60	37
Rock mass quality	Fair	Fair	Fair	Good	Fair	Fair	Fair	Poor

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16.2.4	Natural Stress Field Assessment

In-situ stress measurement campaigns were conducted in 2013, 2014, 2017 and 2018.

Using these data, two in-situ stress fields have been interpreted for the mine. The upper portion of the mine is influenced by an in-situ stress field oriented to the northeast–southwest, whereas the lower portion of the mine is influenced by an in-situ stress field oriented to the northwest–southeast. Table 16-6 summarizes stress measurements completed in April 2018, using the Sigra method.

The estimated vertical stress at the 800 m Level is 21.6 MPa. The maximum measured principal stress in the horizontal plane at the 800 m Level is 154 MPa. The estimated vertical stress at the 1140 m Level is 30.8 MPa. The maximum measured principal stress in the horizontal plane at the 1140 m Level is 73 MPa.

16.2.5	Ground Support

Systematic ground support is installed in all underground excavations such as drifts, bins and ramps. Ground support consists of various combinations of rebar bolts, friction bolts, D-bolts, cables, screen and shotcrete.

The support is chosen depends on several parameters including the planned lifetime of the openings, i.e. permanent versus temporary excavation as well as parameters resulting from: local geology; the thickness of fractured ground to support; the state of induced stresses (relaxed areas, high-stress areas); and other factors that might be encountered.

The support pattern is calculated using the load capacity, the anchoring capacity/meter of the support considered. These elements, in conjunction with the type of excavation, are used to determine: the type of support; the length of the support; the materials of the support (galvanized steel, rust protection, elongation capacity according to ASTM International (ASTM) standards, etc.).

16.2.6	Seismicity

Seismic monitoring consists of different underground seismic sensor installations, including uniaxial and triaxial geophones, and strong ground motion sensors. These sensors are connected to a data acquisition unit with specialist software that reads and monitors seismic activity, 24 hours a day, seven days a week. An example of the monitoring output is included in Figure 16-4. The monitoring systems are evaluated as new mining areas are opened up, and new sensor installations provided as required.

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Table 16-6: Éléonore Mine Sigra Horiontal Stress Measurement Summary (Agapito 2018)

Figure 16-4: Seismic Event Capture and Visualization (schematic view looking west)

Note: Figure prepared by Goldcorp, 2018.

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Prior to 2018, seismic activity had been low. However, in 2018, there was a significant increase in seismic activity. This is interpreted to be related to the mining of different stopes near the sill elevations, and to mining activities in the lower part of the mine (Horizon 5). There is an apparent link between the seismic activity, the fault systems, and the contacts between wacke and pegmatite units.

Back analysis is conducted on an on-going basis in support of worker safety. Based on the data, appropriate exclusion times are determined after either production blasting or a seismic event.

16.2.7	Surface Crown Pillar

An extensive drilling program was completed during the summer of 2015 to better characterize the water regime in the vicinity of the crown pillar.

Due to changes in interpretations of the orebody shape, it was decided in mid-2018 to perform a review of the crown pillar as well as the sub-crown pillar (80–110 m Levels). The study will use recently-acquired joint mapping data in conjunction with numerical modelling and empirical rules assessment as part of the review.

16.3	Hydrological Considerations

16.3.1	Overview

The presence of water in the rockmass, especially in the upper mine, remains a major concern. A complete revision of the specifications, procedures and flowcharts concerning the cementing of openings has been carried out, using the most recent information.

The Roberto deposit is located under the Opinaca Reservoir whose water level is controlled by Hydro-Québec. The highest water level in the reservoir is at 215.8 masl while the critical water level is at 216.4 masl (Hydro-Québec data).

Hydrogeological site investigations were carried out from 2007–2009 in conjunction with Golder. In the second half of 2010, Goldcorp consulted with Peter White, P.Eng., regarding water mitigation strategies mine water inflows and mine water pumping capacity. During the summer of 2013, a surface program to characterize the flow between the reservoir and the orebody was completed (Hydro-Resources, 2013).

Currently, the water infiltrations in the orebody are primarily located in three sub-horizontal structures. Most of the other permeable areas are located between the shaft and the orebody, so away from the stope areas. In February 2018, the total water inflow was approximately 7,200 m³/day. The total process water consumption is 2,650 m³/day. The current pumping system manages approximately 9,850 m³/day.

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The permanent pumping system is designed to be upgradable depending on the total water infiltration in the mine and depending upon the mine plan. It consists of two main pumping stations (400 m Level and 650 m Level). All the water collected above the 400 m Level is redirected to the main pumping station on the 400 m Level. The water collected below the 400 m Level is redirected to the main station on the 650 m Level and pumped to the 400 m Level station. Finally, all the water is pumped to surface from the 400 m Level via a pipe in the production shaft.

16.3.2	Conductivity Measurements

Rock permeability has been measured during various geotechnical drilling campaigns. Localized tests with pump plugs and water level measurements allow for more accurate assessments of the hydraulic conductivity of the rock mass in the upper part of the mine.

Figure 16-5 shows the regional extent of the groundwater table at the mine site.

The water table is 5–15 m below the elevation of the Opinaca Reservoir and the conductivity between the two is low because of the sediments deposited at the interface between the lake and the underlying rock units.

The underground hydrogeological network consists of major vertical faults that are interspersed with persistent and continuous sub-horizontal joints over long distances (>100 m).

In the vicinity of the 230 m, 470 m and 770 m Levels, open sub-horizontal structures form the preferred conduits for water infiltration. In addition, these structures intercept vertical faults that reach to the surface and contribute to the water infiltration process.

16.4	Design and Planning Methodology

The first stope was mined in 2014, and information from the ongoing mining operations is used to support mine planning. If no site-specific data are available, industry standards are used.

The current mining method is longitudinal longhole retreat stoping, with sublevel intervals at 30 m spacing. The mine has been divided into seven mining horizons (Figure 16-6) to allow for several simultaneously-active mining fronts.

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Figure 16-5: Regional Extent of Grounwater Table

Note: Figure prepared by Goldcorp, 2018.

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Figure 16-6: Longitudinal Schematic View of 2018 Reserve Stopes and Major Infrastructure (looking west)

Note: Figure prepared by Goldcorp, 2018. H = horizon.

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As the average stope size is about 9,300 t, and the daily production rate is to be 6,600 t/d, many stopes must be mined concurrently. Stoping activities are scheduled using Deswik software. A pyramidal sequence is preferred and may be tailored in a short-term schedule. About 42 separate short-term activities must be considered when stope sequencing to ensure the production rate can be met and sustained. These tasks are part of nine longer-term task areas that are the basis of the production schedule and are used to simplify the first pass of sequencing, scheduling and the life-of-mine (LOM) production plan (LOMP). Budgeting activities use the detail in the short-term stope sequencing. Once task rates and task durations have been established, using supporting data from historical data and industry standards, manpower and equipment availabilities are assessed.

Mining areas are ranked using a scheduling optimization tool (SOT) module from Revolution Mining software. The module is linked to Deswik, and identifies the highest net present value (NPV) schedule priorities. Geological and geotechnical considerations are also included in the scheduling. Ventilation requirements are also considered. The optimized plan is reviewed internally, and the sequencing validated prior to the mine plan being finalized and exported as the budget plan or LOMP.

16.4.1	Development Design

The main infrastructure, including the production shaft, is located in the orebody hanging wall. There are four access points, consisting of the surface portal with an internal ramp, and three level accesses from the production shaft on the 400, 650 and 1140 m Levels.

Figure 16-7 is a plan schematic showing a typical level access. Each level has electrical bays, sumps, ventilation accesses, backfill accesses, a refuge station and dumping bays. The main haulage drifts are located in the orebody hanging wall and are positioned 30 m from the expected ore contours. Ore access points (i.e. drawpoints) are situated about 100 m apart and each has a backslash at the intersection with the main haulage drift to allow for efficient truck loading.

The ramp is driven at a maximum gradient of -17% and is positioned to cross predicted faults in a perpendicular manner.

Levels are designed with sufficient gradient to naturally drain any water generated to the sump. Water is drained from the sump via drain holes to the levels below or to the water pumping bay. From the water pumping bay, water is sent up to the next pumping bay till it reaches the surface where it can be treated as required.

Electric bays are connected via electric service holes.

16.4.2	Stope Design

The selected mining method is long-hole stoping (down-hole drilling) using longitudinal retreat with paste backfill or unconsolidated rock backfill depending on pillar positioning.

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Figure 16-7: Plan View, Typical Level

Note: Figure prepared by Goldcorp, 2018.

The following stope dimensions are used for mine planning:

•	Stope width = minimum 2.5 m

•	Stope height = 30 m (floor to floor);

•	Stope strike length = designed as 25 m. Where stopes are mined-out, lengths are kept on the superposed stopes till the stopes under the sill. The maximum stope length is 45 m.

Design parameters are reviewed annually as information becomes available from back-analysis of completed stopes.

16.5	Production Rate

Mining rates have been adjusted based on historical data and equipment performances. These performances are then modified for geotechnical considerations. Multiple activities are rate-based in the production schedule (development, secondary ground support drilling, production drilling, mucking, rock-filling and paste-filling), and this results in the ability to base the mine plan on historical performance.

Production is currently taking place from five different horizons (refer to Figure 16-6). Horizons 1 to 4 are mature, and Horizon 5 is in the early production stages. Horizon 2

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is linked to Horizon 3 via ore passes. Material from the 290 m Level and up is transported to surface using trucks. Below the 320 m Level a mix of ore passes and trucking is being used to send material to the 650 m Level. This material is subsequently hoisted to surface via the production shaft.

An average production rate of 1,050 t/d per stope is used throughout the mine. Currently, rates are between 800 and 2,500 t/d per horizon, excluding panel sequence beginnings and ends. The material handling system and producing horizons are capable of meeting an average 6,600 t/d production rate.

A lower mine material handling system is in development and is planned to be commissioned in 2020. This will increase the material systems capacity, increasing flexibility in the mine plan and allow the optimization of the trucking fleet. The LOMP assumes the peak years average production rate of 6,600 t/d production rate will be achieved in 2019, and will remain at this level for a few years, gradually reducing in the last years of mining. The LOMP end in 2026.

Depending on the results of the exploration drilling program, there may be potential for the mine life to be extended and potentially sustain a 7000 t/d throughput rate.

16.6	Mine Plan

Due to orebody complexity, the mining method is longitudinal longhole retreat stoping method using a pyramidal sequence for stress management. Figure 16-8 is a schematic showing two mining fronts moving out towards the north and south of the drawpoints. By retaining pillars between the lenses, more than one stope can be mined from the same access point.

Ramp development has reached a depth of approximately 1,130 m from surface.

Mining of the crown pillar is under study as to mitigate risks associated with potential large water inflows. The sub crown pillar is also under study to ensure the long-term stability of the crown pillar.

16.6	Material Handling System

16.6.1	Overview

Mineral Reserves span from the 0065 m Level to the 1370 m Level. Material can be hoisted to surface via the production shaft on the 690 m Level or 1140 m Level. Material can also be trucked to surface via the ramp. The material movement (ore and waste) in the LOMP is based on the current upper mine infrastructure. Figure 16-9 outlines the current material movement.

Two ore passes are operational, linking the 320 m Level to the 650 m Level in the centre of the deposit, and the 350 m Level to the 650 m Level in the north. Truck chutes are

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installed on this level, allowing ore to be transferred to the shaft via trucking to the grizzlies (with rockbreakers) over the storage bins on the 650 m Level.

Figure 16-8: Mining Schematic Showing Pyramidal Sequencing

Note: Figure prepared by Goldcorp, 2018.

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Figure 16-9: Material Movement Schematic (looking west)

Note: figure prepared by Goldcorp, 2018. H = horizon.

A new material handling system is in development on the 1090 m Level, and will be connected to the 1140 m Level with storage waste and ore bins at a capacity of 3,000 t each. A second phase of the lower mine material handling system is currently at a feasibility study stage of assessment, and it is planned to connect the 980 m Level to the 1090 m Level via a transfer bin and a dedicated haulage drift. The new system will use the loading pockets at the 1140 m Level shaft station to hoist all material from the lower mine.

On the 1090 m Level, a rock-breaking system will be located over the bins to break oversized rock. The main bins feed the rock onto a conveyor that transports the material to a measuring loading box on the 1140 m Level. At that point, the rock will be automatically loaded into the skip.

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16.6.2	Production Shaft

The production shaft is circular with an inside diameter of 7 m. The shaft is lined with concrete to a final depth of 1,190 m and is equipped with two 23 t skips (payload), has a service cage with two cables, and a Maryann auxiliary cage.

The production shaft is rated to have a hoisting capacity of 8,500 t/d (combined ore and waste). At peak capacity, skipping will be required at a speed of 3,000 ft/ min (15.24 m/s).

A service cage is installed to transport personnel and material to the working levels. An auxiliary Maryann cage is also installed in the production shaft for personnel and emergency situations.

Three shaft stations are excavated from the production shaft, at the 400 m Level, 650 m Level and 1140 m Level. Two shaft loading stations are at depths of 690 m Level and in development on the 1140 m Level.

For the 1140 m Level, the planned loading pocket arrangement will be similar to the existing infrastructure on the 650 m Level. Development of the second shaft loading station was completed at the end of 2016.

16.6.3	Spill Pocket

A fully automated spill pocket is installed below the loading station on 690m Level. A manually-emptied spill pocket with a bucket is in use on the 1140 m Level. However, once the shaft bottom reaches the 1190 m Level, this will become obsolete.

16.6.4	Surface Ramp

The portal is located approximately 800 m from the orebody. The first part of the ramp is 7 m wide by 5 m high and has a grade of 15% (8.4°). At the connection with the 400 m Level, the ramp dimension reduces to 5.8 m wide and a grade of 17%. Currently the internal ramp is located in the orebody hanging wall and extends from surface to the 1130 m Level.

16.7	Ventilation

16.7.1	Ventilation System

The ventilation system consists of a pull system. The air is pulled from the ramp at which an airlock (SAS doors) is installed near the surface. The air bypasses over a short exhaust raise (diameter 7 m) where two surface 2,000 hp fans are installed in parallel.

The main ventilation system has a maximum capacity of 1.1 M cubic feet per minute (cfm) at final (highest) mine resistance.

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The Éléonore mine is equipped with a ventilation-on-demand (VOD) system which tracks mobile equipment as well as personnel throughout the underground network. This system provides an adequate ventilation rate per mobile unit in compliance with the requirements of Québec’s Occupational Health and Safety Act. The VOD system evaluates the in-real-time operation needs and delivers the volume required in every workplace.

The main ventilation network is shown in Figure 16-10.

16.7.2	Fresh Air System

Fresh air enters the mine through the two shafts. The Gaumond shaft was initially used for hoisting at the beginning of the operations; however, the shaft infrastructure has been dismantled to reduce air resistance. On top of this shaft, two parallel 750 hp fans push fresh air through this dedicated ventilation shaft. Fresh air is discharged on the 400 m and 650 m Levels.

The production shaft is the second fresh air intake, and has two parallel low-pressure fans (300 hp) installed to pressurize the shaft head frame. This shaft provides fresh air the 400 m, 650 m and 1140 m Levels.

Fresh air arriving on the three main levels is split into 3 m diameter north and south fresh air raises. An automatic adjustable regulator is installed in every fresh air raise access to deliver the required airflow on the level using the VOD system.

Local booster fans (ranging from 200–300 hp) are installed in the north/south fresh air raises to facilitate the fresh air distribution and reduce the total network pressure. The boosters are installed in a shotcreted wall with openable access points. Boosters are operated with the VOD process.

16.7.3	Return Air System

Return air from every level exits by the ramp up to the surface pulling fans. To reduce the air velocity in the upper ramp, an internal exhaust raise is planned to be excavated alongside the ramp in the upper mine. In addition, the ramp is doubled from the 140 to 70 m Levels, (exhaust raise level) to split the airflow in two and reduce the velocity. The by-pass is also used to allow two-way traffic.

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Figure 16-10: Main Ventilation Network

Note: Figure prepared by Goldcorp, 2018. H = horizon.

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16.8	Backfill

Where possible, unconsolidated backfill is used to fill empty stopes, to avoid costs incurred by hoisting waste rock to surface.

Consolidated backfill is used to avoid pillars between stopes. Paste fill, mill tailings and binder have been incorporated in the backfill. The current paste backfill mixture consists of 70% mill tailings, 25% fine sulphide concentrate, and between 4% to 7% binder. The sulphide tailing concentration can be up to 25% without having effect on the paste strength. Crushed waste (15%) can be added, so the percentage of the mill tailings in the backfill can decreased to 55%.

The surface backfill plant is equipped with the option to add crushed waste rock into the paste-fill circuit so that the surface waste rock pad area can be reduced by the end of the mine life. The paste plant was designed to provide paste to two different lines at the same time and has provision for the supply to be of two different paste compositions.

When the production ramp-up reaches the average LOM peak years production rate of 6,600 t/d, a second line may be made available.

16.9	Communications

A leaky feeder system is the chosen communication system for verbal underground communication. A wi-fi system is also available throughout the mine.

16.10	Explosives

Emulsion was selected as the explosive, due to environmental risks related to the possibility of water inflow. Initially, material was stored on surface; however, currently all explosive products are stored underground in three explosive storage facilities on the 400 m, 650 m and 1140 m Levels.

16.11	Equipment Fleet

The mobile diesel equipment fleet consists of 9.5 yd3 and 15.2 yd3 loaders, 45 t, 55 t and 60 t dump trucks, mine service and personnel vehicles, fully automatic jumbo drills, bolting platforms, scissor lifts, forklifts, boom trucks, and utility diameter holes in trucks. Top hammer drills are used to drill 102 mm diameter holes in the stope.

Table 16-7 shows the equipment requirements to support the final 6,600 t/d production rate.

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Table 16-7: Equipment Requirements

Equipment	Manufacturer	Model	Quantity (6,600 t/d production rate)
Haul truck	Caterpillar	AD45	1
Haul truck	Caterpillar	AD55	3
Haul truck	Sandvik	AD55	1
Haul truck	Caterpillar	AD60	9
Scooptram	Caterpillar	R2900G; R3000	10
Jumbo	Atlas Copco	M2C; M2D	6
Production drill	Atlas Copco	Simba	4
Bolter	MacLean	MEM-928	11
Scissor lift	MacLean	SL3	8
Boom truck	MacLean	BT3	6
Cassette carrier	Maclean	CS	3
Shotcrete machine	Maclean	SS-3	1
Telehandler	Caterpillar	TH255	2
Cement mixer underground	Caterpillar	725	2
Transport	Toyota	Land Cruiser	20
Grader	Caterpillar	12M	2
Back hoe	Caterpillar	420F	2
Loader	Caterpillar	962	1
Loader	John Deere	344J	1
Excavator	Caterpillar	303,5	2
Tractor	John Deere	6100D	D
Emulsion loader (production)	MacLean	EL-3	2
Emulsion loader (development)	MacLean	EL-3	2
Block holer	MacLean	BH-3	2
Jeep Electrique	PMP	R200	5
Bus	Minecat	CF	2
Tractor	Kubota	8540	3
Utility Tractor	Minecat	MC 100	2

16.12	Comments on Section 16

In the opinion of the responsible QP, the following comments are appropriate:

•	The 2018 planned average throughput rate of about 5,000 t/d is appropriate for the style of the mineralization with five different mining horizons currently in operation

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or under development; production will continue to ramp-up through 2018, reaching an average rate of 6,600 t/d in 2019;

•	Goldcorp has demonstrated that the average production rate of 6,600 t/d is possible;

•

If additional Mineral Resources that may support conversion to Mineral Reserves are identified, it will be possible to increase the number of operating mining sectors and add mining flexibility to the mine plan;

•	In addition, if Mineral Resources that may support conversion of Mineral Reserves are identified, it may be possible to extend the mine life and/or sustain a 7,000 t/d production rate;

•

Geotechnical considerations have been appropriately assessed based on currently available geotechnical data. An assessment of the feasibility of crown and sub-crown pillar recovery is currently underway;

•

Water management is critical for operational success, as the orebody is located directly under the Opinaca Reservoir. The mine dewatering system is designed to be easily upgradable and has extra capacity built in;

•

Mining equipment selection was based on the mine production schedule and equipment productivities and included consideration of workforce and operating hours. The fleet is appropriate for the planned and expected production schedule.

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17.0	RECOVERY METHODS

17.1	Process Flow Sheet

Comminution consists of conventional three-stage crushing circuit followed by a single stage of closed-circuit ball milling, to a P80 of approximately 65 µm. Within the ball milling circuit, a gravity concentration circuit consisting of two Knelson concentrators recovers coarse liberated gold, which is then leached in an Acacia reactor.

Grinding circuit product is fed to a flotation circuit for separation of sulphide minerals into a sulphide-rich concentrate. The flotation concentrate, which contains most of the gold, is reground to a P80 of approximately 15 µm before being subjected to pre-oxidation and cyanidation. The flotation tails, which still contains a significant amount of gold, are also subjected to cyanidation in a separate circuit.

In both cases, gold in solution is recovered by dedicated in carousel carbon-in-pulp (CIP) circuits (one for each leach circuit). Loaded carbon recovered from each CIP circuit is then stripped in a Zadra stripping circuit. Gold from the gold-loaded pregnant solutions (including the one from the Acacia reactor) is then recovered by electrowinning and melted into doré bars. Carbon is regenerated and returned to the CIP circuits.

The tails from each cyanidation circuit are detoxified in a conventional sulphur dioxide/air cyanide destruction circuit, thickened and filtered and either added to the paste backfill recipe or stored in a covered shed before transportation to the dry-staking tailings management facility.

The crushing area is designed for a capacity of 8,500 t/d, including waste crushing (1,500 t/d), while the other plant areas are designed for a processing capacity of 7,000 t/d at 95% availability.

A schematic flowsheet of the process is included as Figure 17-1.

17.2	Plant Design

17.2.1	Crushing Circuit

The crushing plant is designed to process 8,500 t/d of material in 16 hours of operation or less per day (7,000 t of ore and 1,500 t of waste). Material is first passed through grizzly screen with 356 mm x 356 mm openings. Oversize material is broken using a hydraulic rock hammer. The material is then fed by a variable-speed apron feeder to a 1,200 mm wide conveyor that discharges into the primary crushing feed hopper. From there, a vibrating grizzly feeder feeds the coarser material to the primary crusher, which is a 1,250 mm x 950 mm jaw crusher, while the finer material falls through the feeder “fingers” and by-passes the primary crusher.

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Figure 17-1: Process Flowsheet

Note: Goldcorp figure prepared in 2014.

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The grizzly feeder undersize and the jaw crusher product are collected on a common conveyor that transfers the material to the secondary crushing surge bin, from which the material is fed to a double deck vibrating screen (76 mm and 22 mm openings). The oversize discharges to the secondary cone crusher, which is a standard head, 450kW HP6 cone crusher equipped with a standard/fine cavity bowl. The secondary crusher product and the secondary crusher screen undersize are collected onto a common conveyor with the tertiary crusher product and transferred to the tertiary crusher double deck vibrating screens (32 mm and 10 mm openings).

The screen oversize is collected by a conveyor and loaded into a surge bin with two retractable variable speed belt feeders. The feeders feed the two tertiary cone crushers, which are short head, 450 kW HP6 cone crushers operating in parallel. The tertiary crusher product is recycled back to the tertiary crusher screens. Tertiary crusher screen undersize product, at -10 mm, is conveyed and stored in two 3,500 t “live’’ fine ore bins or into the 2,000 t waste bin which is enclosed to prevent freezing. These bins are located at the process plant and provide more than 24 hours of storage capacity.

17.2.2	Grinding Circuit

The ore stored in the fine ore bins is reclaimed via two variable speed belt feeders and loaded at a controlled feed rate into a 6.40 m x 11.9 m, 9,000 kW ball mill. This mill is operated in closed circuit with nineteen 400 mm diameter hydrocyclones which are used as particle size classifiers. The hydrocyclones are designed for 65 µm P80 product size and eight to 10 hydrocyclones are typically in operation while the others are standby. Hydrocyclone overflow is sent to the next stage of the process while the coarser underflow is recycled back to the ball mill for further grinding.

17.2.3	Gravity Circuit and Intensive Cyanidation

A portion of the the hydrocyclone underflow is diverted and fed to the gravity concentration circuit. A scalping screen eliminates coarse solids and ball scats and the screen undersize feeds two gravity centrifugal concentrators (Knelson QS40 with 40 inch (approx. 101 cm) diameter bowl). The tailings from the centrifugal concentrators and the scalping screen oversize are returned to the ball mill discharge pump box while the concentrate is flushed periodically to the intensive leaching circuit located underneath.

Gravity concentrate is accumulated for one day and processed in batches using an intensive cyanidation dissolution module. Dissolved gold in solution is pumped to a gravity pregnant solution tank situated in the gold room for subsequent electrowinning. Gold sludge is periodically recovered and smelted to pour quality gold bars. Rejects of the intensive leaching circuit are flushed to the grinding circuit pump box.

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17.2.4	Flotation Circuit

Hydrocyclone overflow product from the grinding circuit is passed over a linear trash screen to remove wood pieces, plastic and other small trash material which would otherwise plug the carbon screens in the CIP circuits. It then enters the flotation conditioner (4.4 m x 5.0 m) with 10 minutes of retention time where it is conditioned with PAX collector and copper sulphate. The conditioned slurry overflows to the flotation circuit, which has a retention time of 40 minutes. The flotation circuit is made up of six flotation tank cells of 130 m3 capacity each.

When transferred to the flotation cells, frother (MIBC) is added to the feed to produce a stable froth and recover 95%+ of the sulphide minerals into a sulphide concentrate. Sulphide concentrate (approximately 7% weight recovery) is transferred to the flotation concentrate cyanidation circuit with two positive displacement pumps (one operating and one standby). Flotation tails are pumped to the flotation tail cyanidation circuit using horizontal slurry pumps (one operating and one standby).

17.2.5	Flotation Tails Leaching and CIP Circuit

From the flotation circuit, the flotation tailings are pumped to the flotation tails high-rate thickener to thicken the slurry to 65% solids. The thickener overflow water is recycled to the process water tank for reuse and the thickener underflow is pumped to the flotation tails leaching circuit. There are five leach tanks operating in series.

The leach feed density is adjusted by recycling the overflow from the flotation tail CIP thickener and process water to operate at 55% solids. The leach train feed (flotation tails thickener underflow) pH is adjusted with lime to approximately 10.5 to prevent hydrogen cyanide formation as a safety precaution. Cyanide can be added to all leaching tanks except for the last with the addition rate controlled with a cyanide analyzer. The flotation tails leaching train has a total retention time of 60 hours including the pre-oxydation treatment. The slurry flows by gravity to each tank in steps of 600 mm. Each tank is equipped with an agitator to maintain the solids in suspension and air is injected to promote the gold dissolution rate. Interconnecting tank launders is arranged so that any tank in series can be bypassed without the whole plant having to be shut down.

After leaching, the slurry is transferred to the tail CIP circuit. Gold is adsorbed onto carbon in a Kemix AAC pumpcell system. The adsorption circuit has six tanks of 120 m3 each in series with 15 minutes retention time each and contains a total of 36 t of carbon. The pumpcell mechanism combines the functions of agitation, interstage screening and slurry transfer in one unit. Suspension of the carbon and slurry mixture is maintained by the hydrofoil mixer. The interstage screen surface is kept free of carbon build-up by means of wiper blades attached to the rotating cage. The pumping action of the interstage screen generates a head differential and the contactors can be placed at the

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same level. With the contactors being at the same level it becomes relatively simple to provide common feed and tailings launders to allow the plant to operate in a carousel mode. This mode of operation has several advantages compared to conventional counter-current CIP circuits including faster adsorption kinetics, lower gold lock-up and reduced elution rate.

The tanks are fed by a launder which, via a series of plug and gate valves, allows the feed slurry to be diverted to the different head tanks. When the carbon in a head tank has reached the required gold on carbon loading, this tank is isolated from the adsorption sequence and the loaded carbon is separated from the slurry by pumping the entire content of the tank over a vibrating screen to recover the carbon for the elution circuit. The screened slurry flows back to join the adsorption circuit feed. The design carbon concentration in the adsorption tanks is approximately 50 g/L, which is within the normal pumpcell operating range of 30–60 g/L, for a total inventory of 2.5 t of carbon per tank.

After the adsorption circuit, the flotation tails stream is pumped through a carbon safety screen to the flotation tail CIP thickener (16 m diameter high rate thickener) for recovery of residual cyanide. The thickener overflow is recycled to the leach feed while the underflow is sent to the flotation tails cyanide destruction system.

17.2.6	Flotation Concentrate Leaching and CIP Circuit

Flotation concentrate is pumped to the flotation concentrate thickener (9.0 m diameter high rate thickener) where it is thickened to 55% solids. Thickener overflow water is recycled to the process water tank for reuse and the thickener underflow is pumped with peristaltic pumps (one operating and one standby) to the IsaMill feed pump box.

The IsaMill (M5000 with a 1,500 kW motor) receives the flotation concentrate thickener underflow. Grinding media is added as required in the IsaMill feed pump box to keep the power input constant to the regrind mill. The flotation concentrate is reground to a P80 of 10 to15 μm before being discharged into a second pumpbox where dilution water, recycled from the concentrate CIP thickener overflow, and process water is added to reduce the leach feed density to 30% solids. The IsaMill product is then pumped to the first of two pre-aeration tanks to pre-condition the slurry for leaching through three flotation concentrate leaching tanks (7.9 m diameter x 8.4 m).

The pH in cyanidation is maintained at approximately 10.5 as a safety precaution to prevent hydrogen cyanide formation. Lead nitrate and oxygen are added to reduce the sulphide activity. Cyanide can be added to all leaching tank at a rate controlled with a cyanide analyzer. The flotation concentrate leaching train has a total retention time of 60 hours. Slurry flows by gravity to each tank in steps of 400 mm. Each tank is equipped with an agitator to maintain the solids in suspension and oxygen is injected to

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promote gold dissolution rate. Interconnecting tank launders are arranged so that any tank in series can be bypassed without the whole plant having to shut down.

After leaching, slurry is transferred by gravity to the concentrate CIP circuit. Gold is adsorbed onto carbon in a Kemix AAC pumpcell system. In order to achieve elevated gold loadings on carbon and due to solution concentrations, the concentrate CIP system has been designed to have a 30 minutes contact time in each pumpcell tank. Carbon gold loadings are expected to be as high as 25 kg/t of carbon. The adsorption circuit has ten 30 m3 tanks in series with a total inventory of 15 t of carbon. The tanks are fed by a launder which, via a series of plug and gate valves, allows the feed slurry to be diverted to the different head tanks. When the carbon in a head tank has reached the required gold loading, this tank is isolated from the adsorption sequence and the loaded carbon is separated from the slurry by pumping the entire content of that tank over a vibrating screen to wash and transfer the loaded carbon to the elution circuit. The screened slurry flows back to join the adsorption circuit feed. The design carbon concentration in the adsorption tanks is 50 g/L which is within the normal pumpcell operating range of 30–60 g/L for a total of 1.5 t of carbon per tank.

After the adsorption circuit, the flotation concentrate stream is pumped to the concentrate CIP thickener (12.0 m diameter high-rate thickener) through a carbon safety screen. The thickener overflow is recycled to the flotation concentrate leach feed for dilution and the thickener underflow at 40% solids is transferred to the cyanide destruction system.

17.2.7	Carbon Elution Circuit and Carbon Regeneration

Loaded carbon is pumped from the loaded carbon surge tanks to the acid wash tank, which has a capacity of 6 t of carbon. A dilute solution of 2% nitric acid is pumped into the acid-washing vessel from the bottom and returns to the acid-holding tank while the pH is monitored. After the acid wash cycle is completed, the spent acid is neutralized by adding caustic, drained and pumped to the tailings pump box for disposal.

An exhaust fan is connected to the acid wash pump box and the acid wash vessel and is used to remove fumes. After acid washing, the carbon is first rinsed with water then with a small amount of caustic to ensure neutralization. The carbon is subsequently pumped to the carbon stripping vessel. In the stripping vessel, gold is desorbed from the carbon by circulating a caustic-cyanide strip solution at high temperature (140ºC) and pressure (550 kPa) using the Zadra stripping process.

The gold-rich strip solution is cooled with heat exchangers to about 80ºC and accumulated in a pregnant solution tank. Reagents (caustic and cyanide) are added as needed to the strip solution to have the correct chemistry and conductivity for carbon stripping. At the end of the elution cycle, the stripped carbon is rinsed with fresh water and pumped to the carbon reactivation system via a dewatering screen ahead of the

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reactivation kiln. The water used to pump the carbon slurry to the screen drains to the quench tank. Dewatered carbon from the screen is stored in a 6 t surge bin in front of the kiln which ensures a steady feed during kiln operation. A steam-rich atmosphere is maintained in the kiln to prevent the carbon from charring. The kiln discharges into a quench tank filled with water to simultaneously cool and wet the carbon. The kiln is electrically fired and has a regeneration capacity of 6 t per day. The batch of reactivated carbon is pumped to the pumpcell systems after the carbon extraction in the pumpcell is completed. Fresh carbon required to make up for losses of fine carbon is conditioned prior to use to remove fines, round sharp edges and to thoroughly wet the particles. This is achieved in an attrition tank.

17.2.8	Electrowinning and Refining

The gold-loaded strip solution (pregnant solution), is cooled with heat exchangers to about 80ºC and accumulated in a pregnant solution tank. The pregnant solution is then pumped into electrowinning cells. Each elution circuit (flotation concentrate and flotation tails) has its own electrowinning circuit. The pregnant solution is pumped into series of two electrowinning cells in each circuit. The gold in solution precipitates and adheres to the cathode which is made of woven-mesh stainless steel. The barren solution goes to the barren solution tank and is pumped back to the elution column passing through the in-line heater for re-heating to 143ºC. The electrowinning in the gold room is done with two electrowinning cells per circuits. Additionally, a separate electrowinning cell is used to recover the gold in the pregnant solution from the gravity-intensive cyanidation system. There are five cells in total.

The loaded stainless-steel cathodes and the sludge accumulated at the bottom of the cell are cleaned in-situ with a high-pressure washer. The sludge is directed to a holding tank ahead of a sludge pump feeding a recessed plate filter for filtration. The filtered solids are discharged from the plate filter in trays and dried in the mercury retort. Because of safety concerns, a mercury retort was added instead of a simple drying furnace for the drying of the gold sludge from the electrowinning cells. The dry solids are cooled and mixed with an appropriate amount of flux and refined. The refining furnace provided is an induction furnace. Refined gold is poured to a series of moulds and the slag is poured into slag moulds.

The slag residue is recycled to the grinding circuit.

17.2.9	Cyanide Destruction

Two cyanide destruction systems are in place for the flotation concentrate stream and the flotation tails stream. The selected cyanide destruction system is the Inco sulphur dioxide/air with oxygen. Thickened slurries from their respective CIP thickeners are pumped to their respective cyanide destruction tanks, where process water is added to adjust the slurry density to the operating level. The target CNwad content at the output

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of the destruction system is <15 ppm. After the cyanide destruction process, the tails streams are routed to their respective thickeners.

17.2.10	Filtration Plant

Slurry from cyanide destruction of flotation tails is fed to the non-sulphide tailings thickener with addition of fresh water and flocculant. The thickener overflow stream is pumped to the process water tank. Thickener underflow is pumped to the non-sulphide tailings filters surge tank. The non-sulphide tailings filters surge tank slurry is pumped to the pressure filters (two operating, one standby). Filter cake falls to reversible conveyors either sending cake to the paste backfill plant or to the enclosed non-sulphide tailings stockpile.

Slurry from cyanide destruction of flotation concentrate is fed to the sulphide tailings thickener with addition of fresh water and flocculant. Thickener overflow is pumped to the process water tank. Thickener underflow is pumped to the sulphide tailings surge tank. When the paste backfill plant is in operation (60.8% of the time), the slurry from the surge tank is pumped to the paste backfill plant.

17.3	Product/Materials Handling

17.3.1	Paste Backfill Plant

Filter cake (approximately 30% non-sulphides tailings) is conveyed to the filter cake bin. From this point, there are two separate circuits, one operating and one stand-by. The filter cake multi-screw feeders feed a conveyor that lead to the paste mixer hoppers. The sulphide tailings slurry from the surge tank is pumped to the paste mixer hoppers (approximately 25% of the paste). Binder (90 slag /10 cement) is fed to the paste mixer hoppers (4.5% of the paste) from silo by screw feeders as well to complete the paste composition. Crushed waste can be fed by vibrating feeders to the two crushed waste conveyors which lead to the paste mixer hoppers. Crushed waste can be added to the paste composition up to a maximum of 15% of the recipe. Process water is added to the mixers to adjust paste density. The paste mixer feeds the paste hoppers which in turn feeds the piston pumps (one by mixer). Each piston pump sends paste to underground through its individual pipeline. The pistons pumps are equipped with dampener to minimize pulsations generated by the pumps. Finally, tails are either added to the paste backfill or stored in a covered shed before being transported to the TMF.

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17.4	Energy, Water, and Process Materials Requirements

17.4.1	Fresh and Process Water Supply

The plant water balance represents an average operating day with 95% availability of the process plant. Fresh water makeup comes from the polishing pond downstream of the water treatment plant.

The process water tank receives water recycled from the flotation products thickeners, from the stripping circuit heat exchanger and from the paste backfill plant. As required, water is pumped back from the clarification pond after the water treatment plant to supplement the process water. Process water is distributed in the process plant through two process water pumps (one operating and one standby) at a system pressure of 600 kPa (87 psi). A total process water flow rate of 1,200 m3/h is required to feed the various process areas such as the grinding mills, the cyanidation areas and the cyanide destruction system. There is an excess of process water of 10 m3/h, which must be bled to the water treatment plant to maintain the plant water balance.

Fresh water is used in the process plant to prepare reagents and to provide clean gland seal water for the slurry pumps. The fresh water source is the treated water from the water treatment plant. Fresh water is distributed in the process plant through two fresh water pumps (one operating and one standby) at a system pressure of 600 kPa (87 psi). Slurry pumps requiring higher pressure gland seal water, there are two different level of water pressure required for the slurry pumps. The first step of pressure increase is provided by two gland seal water booster pumps (one operating and one on standby) increasing the water pressure to 750 kPa (109 psi) for the supply of most of the slurry pumps. Then another step of pressure increase is required to increase the pressure to 1,250 kpa (180 psi) for the supply of slurry pumps in the filtration area. This is achieved by using another set of gland seal water booster pumps (one operating and one on standby). The process plant fresh water requirement is 30 m3/h for gland seal water, and 3.4 m3/h for reagent preparation and dilution.

17.4.2	Energy

The Éléonore mine and processing plant is fed through a 120 kV overhead electrical power line supplied and installed by Hydro-Québec from the existing distribution point at the Eastmain power generation substation. Since 2012, Hydro-Quebec has changed the operating voltage to 120 kV to supply Opinaca’s two permanent 120/25 kV substations. All 25 kV distribution lines were designed in order to take into account the constraints imposed at this northern latitude, such as weather, ice and wind loads. The present’s electrical infrastructure is sufficient to sustain a production increase to 7,000 t/d.

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The site’s power consumption at full production is expected to be 48 MW. For the year to date (September 2018) average consumption has been 37 MW. In 2017, the monthly distribution average was 27% to the mine, 11% to surface operations and 62% to the process plant.

17.4.3	Process Material Requirements

There are six main process areas in the plant where consumables are used:

•	Grinding: uses 1.5 and 3.5 inch (3.8 and 8.9 cm) forged balls; the balls are delivered by truck and stored at the grinding area and is added on daily basis as required;

•

Cyanidation: requires lime, cyanide and lead nitrate. Quicklime is delivered in bulk trucks in solid form. Bulk cyanide is supplied in briquette form and delivered in ISO road tankers. Lead nitrate is delivered to the site in 1,000 kg bags and needs to be dissolved to a 20% solution prior to its addition into the flotation concentrate leaching circuit. Carbon is received in 500-kg bags. Nitric (HNO3) acid is supplied in 1 m3 containers. Caustic (NaOH) solution is supplied in bulk tankers as a 50%w/w solution, and is stored on site in a heated storage tank at 20% solution concentration;

•

Cyanide destruction: requires sulphur dioxide (SO2) and copper sulphate (CuSO4). Liquid SO2 is delivered by truck to the site and stored in a 252 m3 pressurized reservoir. Copper sulphate is received in 1,000 kg bags and needs to be dissolved to make a 10% solution prior to use;

•

Flotation:    flotation collectors (PAX – potassium amyl xanthate) and a frother (MIBC); the PAX is received in bags in solid form and needs to be dissolved in a preparation system prior to its addition to the flotation circuit;

•	Dewatering: polymer for the thickeners is received in 700 kg bags.

17.5	Comments on Recovery Methods

In the opinion of the responsible QP, the following interpretations and conclusions are appropriate:

•	The Éléonore plant uses a conventional mineral processing flowsheet to produce a marketable gold doré;

•	The process flowsheet is standard, consisting of three stages of crushing, grinding, gravity concentration, sulphides flotation, cyanide leaching, and gold recovery in a CIP circuit;

•	The plant is designed to achieve 7,000 t/d at 95% availability for an annual throughput of 2.5 Mt/a. The plant has demonstrated that it can achieve its design processing rate of 7,000 t/d;

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•

The plant was designed for a recovery of 92.8% at nominal feed grade of 8.3 g/t Au. This was based on metallurgical testwork conducted from 2006 to 2010. Since the beginning of operations until the third quarter of 2018, plant feed grades and recoveries have typically both been lower than design, with an average realised recovery of 89.8% on an average feed grade of 5.7 g/t Au since 2014.

•

Recovery improvement initiatives have delivered a steady increase in realised recoveries on essentially flat feed grades, with recoveries of 90.4% and 91.6% achieved in 2016 and 2017. As of the third quarter of 2018, recovery is expected to approach 92.0% for the full 2018 year.

•	The process plant uses electricity as energy, supplied by Hydro-Québec. The power requirement at 7,000 t/d is about 30 MW;

•

The main reagent to recover the gold is cyanide, with several other reagents such as quicklime, NaOH, flotation collectors, SO2, and copper sulphate also used. The residual cyanide is treated before sending detoxified tails to the TMF and the remaining residual reagents is treated in the water treatment plant;

•

More than 90% of the water used in the process plant is recycled from the filtration of tailings slurry prior to its final disposal. The remaining 10% is fresh water sourced from the water treatment plant. The water management plan follows industry best practices.

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18.0	PROJECT INFRASTRUCTURE

18.1	Introduction

The main infrastructure includes the Gaumond shaft, the production shaft, a surface ramp, a waste rock storage dump, tailings storage facilities, a process plant, offices, and a permanent camp. Figure 18-1 and Figure 18-2 are aerial views with the major Project infrastructure visible in each image labelled.

Additional detail on the tailings, water management and waste rock facility is included in Section 20.

18.2	Road and Logistics

Project access is discussed in Section 5.

18.3	Surface Infrastructure

Surface infrastructure to support operations is in place, and includes:

•	Waste rock storage facilities;

•	Tailings storage facilities;

•	Shaft headframes;

•	Accommodation camp;

•	Administration building;

•	Warehouse and garage facilities;

•	Assay laboratory;

•	Processing facilities;

•	Terminal and airstrip;

•	Landfill facility;

•	Fuel storage facilities.

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Figure 18-1: Aerial View, Infrastructure Layout

Dry Tailing Pond
Main Access road
Air Strip
Production Shaft
Processing Plant
North
Exploration Shaft
Permanent Camp
Ore and Waste Stockpiles
Main Power Station

Note: Goldcorp image, 2015. Distance from left to right across the image is approximately 6 km.

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Figure 18-2: Overall Infrastructure Plan

Goldcorp photograph, 2018. Photograph looks southwest. Distance from left to right across the image is approximately 5 km.

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18.4	Power and Electrical

The Éléonore main 120/25 kV substation was designed taking into consideration redundancy, labour and transport costs, as well as the geographic location, and a total substation life expectancy of 15 to 25 years. The total mine complex load during winter is estimated at 48 MW. The substation consists of one 120 kV overhead incoming with two 120/25 kV 35/46/58 MVA oil step-down transformers, for redundancy purposes.

All 25 kV distribution lines are designed in order to take into account the constraints imposed at this northern latitude such as weather, ice and wind loads in addition to the loads related to the equipment and conductors.

18.5	Comments on Section 18

In the opinion of the responsible QP, the following interpretations and conclusions are appropriate:

•	The site’s surface infrastructure has been designed and built for a planned production rate of 7,000 t/d;

•	The planned production rate of 7,000 t/d has been attained over short periods of time but has yet to be sustained over long periods of time;

•

Other than planned expansions of underground infrastructure and of the tailings, rock and landfill storage facilities that are necessary to support and maintain the planned production rate of 7,000 t/d, the existing infrastructure is adequate to support the planned production rate and no major additional infrastructure needs are currently identified.

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19.0	MARKET STUDIES AND CONTRACTS

19.1	Market Studies

Goldcorp’s bullion is sold on the spot market by Goldcorp’s in-house marketing experts. The terms contained within the sales contracts are typical of and consistent with standard industry practices, and are similar to supply contracts elsewhere in the world.

19.2	Commodity Price Projections

Commodity prices used for Mineral Resource and Mineral Reserve estimates are set by Goldcorp Corporate. The long-term consensus gold price forecasts were:

•	Mineral Resources: US$1,400/oz;

•	Mineral Reserves: US$1,200/oz.

19.3	Comment on Section 19

In the opinion of the responsible QP, doré production from the Éléonore Operations is marketed in a similar manner to, and uses similar sales contracts to, that of existing Goldcorp operations.

Goldcorp has approximately 40 key contracts in place to support operations. These contracts cover areas such as maintenance and equipment repairs, equipment rental, transport and logistics, bulk commodities and consumables, charter flights, camp services, property and facilities management, communications, laboratory testing services and security. Contracts are negotiated and renewed as needed. Contract terms are typical of similar contracts in Quebec and Canada.

The marketing approach and metal price assumptions are suitable to support the financial analysis in Section 22.

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20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1	Baseline Studies

Goldcorp has completed baseline studies in support of the Strategic Environmental Assessment (SEA; or ESIE in French) and is carrying out continuous monitoring studies to support project permitting and various commitments. Studies, undertaken by third-party consultants, include:

•	Soil;

•	Hydrology;

•	Surface water quality and sediment;

•	Hydrogeology and groundwater quality;

•	Air and climate;

•	Noise and vibration;

•	Vegetation;

•	Wetlands;

•	Wildlife;

•	Fishes and fish habitat;

•	Land use and resources;

•	Archaeology;

•	Landscape;

•	Socio-economics.

The studies include documentation of the existing baseline for each aspect in the list above, considerations of the impact of the mining operational phase, and considerations relating to reclamation and closure when operations cease.

20.2	Environmental Considerations

For the Éléonore Operations, the major issues identified include potential impacts on the environment, the proper management of tailings and waste water, access (roads, airports), social acceptability and management of the post-reclamation site.

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These issues have been addressed and mitigated through a combination of baseline data collection, appropriate engineering and project design studies, and public consultation.

20.3	Waste Rock Storage

A waste/ore rock pad, with a volume of approximately 1.4 Mm3, was built for stockpiling rocks to support underground development activities and provide ore inventory for the process plant commissioning. Another waste rock storage facility (WRF) of about 1.2 Mm3 was built into the TMF to support the underground development during the ramp-up period. Because waste rock has an acid drainage and arsenic leaching potential, the WRF was completely lined with a high-density polyethylene (HDPE) liner. Water that has been in contact with waste rock is collected in retention basins and treated before being released to the environment.

Over the LOM, approximately 11 Mt of waste rock is expected to be produced. Some of this material may be kept underground in rockfill or stored in a temporary TMF, or on an expanded WRF. However, by the end of the mining operation, all waste will have been consumed in backfill and returned underground.

20.4	Tailings Management Facility

The TMF is fully lined and will store about 26 Mt of filtered tailings at 85% solids over the expected life of mine. The filtered tailings are trucked 3 km to the tailings area, which has an overall surface area of 80 ha. The filtered tailings offer a great potential for progressive restoration and support a significant reduction of risk of dike or dam failure.

The following residues will be stored in the tailings area:

•	Non-sulphide tailings;

•	Waste rock (temporary storage, approximately 2.2 Mt from year 0 to 10).

The non-sulphide tailings are considered non-acid-generating. Arsenic was formerly identified as a risk element; however, a new static leaching test confirms that arsenic can be leached from the residues, as well as copper and iron. The kinetic leaching test on the residues, after 24 weeks, reveals that there was little arsenic, iron and copper in the water after it came into contact with the residues. New kinetic leaching tests are underway.

All the water in contact with the TMF is contained and pumped to the water treatment plant. As per the environmental ministry D019 directive, the water management facility in the tailings area is designed to take into account the following:

•	A 1:100-year snowfall event, melting over a 30-day period;

•	A 1:100-year 24-hour rainfall event during that period.

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Under the average annual rainfall scenario (i.e. 1:2 year), water will be pumped out of the tailings area over a total of 74 days per year. No water will be pumped from the tailings area during the winter months. In the spring period, during the snow thaw, it is expected that water will be pumped continuously for 15 to 30 days. In the summer period, the water will be pumped intermittently.

An evaluation of the leaching test data on the waste rock is underway. This study is being undertaken to estimate the quality of the tailings area runoff water based on the mixing of run-off coming into contact with waste rock and the non-sulphide residues.

20.5	Water Management

20.5.1	Potable Water for Campsite and Industrial Area

The drinking water supply for the campsite and industrial area is presently drawn from five existing wells. Four wells are located 1.2 km northeast of the campsite the last one is 1 km east of campsite.

20.5.2	Wastewater Collection and Treatment

Wastewater is collected by a gravity sewer network. The wastewater will then be pumped to the treatment system via the sewage pumping station. The existing treatment has a capacity of 400 m3/day.

20.5.3	Industrial Water Collection and Treatment

Design of the industrial water treatment plant (IWTP) is based on a conceptual operating life of 20 years and allows for a possible expansion considering the uncertainty surrounding the volume of water that will be pumped from the mine. The IWTP includes the water treatment system, pumps and all the collection basins required to store and manage the site runoff water, process water, TMF water (see Section 20.4) and the mine water. The treatment is design to removed, metals, arsenic, suspending solids, ammonia and other nitrogen compound.

Mine Water

Arsenic and iron are present in the mine water mainly as suspended solids. There is also ammonia coming from explosifs and nitrogen compound from paste backfill.

Process Water

Based on the actual water balance of process water, the flow of process water sent to the IWTP is around 400 m3/d. This flow represents the average of process water required to maintain the efficiency of biological treatment

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Test were done to know the process water quality. There is ammonia, cyanate, thiocyanate, nitrites and suspended solid. Those elements are treated at the IWTP.

Industrial Zone Runoff

with the runoff water from the industrial zone is captured in four different collecting pond and pumped to the IWTP. This water contains suspending solid and metals (mainly arsenic).

20.6	Closure Plan

A mining reclamation plan was prepared under the requirements of the Mining Act of Québec and approved by the MNR on November 28, 2013.

The closure and reclamation plan incorporates the following components:

•	Demolition of buildings, pipelines and power lines (if they cannot be transferred);

•	Closure of underground mine openings by capping the ventilation and production shafts, and the ramp access;

•	Rehabilitation of accumulation areas, including tailings and settling ponds;

•	Dismantling of buildings, infrastructure, equipment and sanitation;

•	Removal of machinery, equipment, storage containers and construction waste;

•	Safe removal and disposal of chemical products, petroleum and other hazardous waste;

•	Reclamation of sand pits;

•	Reforestation of paths and flat surfaces;

•	Treatment of contaminated soils;

•	Monitoring the physical and chemical stability of the site after closure;

•	Preparing a report on the state of the site at the end of the work.

The reclamation work program as envisaged in the plan will take place over a period of about two to three years (excluding post closure monitoring) after completion of mining activities. The estimated cost of reclamation is C$40.1 million.

Under the Mining Act of Quebec, a bond, in the form of a bank letter-of-guarantee, must be submitted to the MNR. The amount of guarantee must cover, after a period of three years, 100% of the reclamation costs:

•	Year 1 at 50% + Year 2 at 25% + Year 3 at 25% = 100%.

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As Goldcorp chose to file the entire amount in Year 1, a bond of C$40.1 million was sent to the MNR in February 2014. The bond and bond amount are still current. Unless Goldcorp requests an earlier review, the next formal review of the closure cost estimate and bonding will be in 2019.

20.7	Permitting

The Éléonore Operations were removed from the federal review process but were subject to Provincial review under Chapter II of the Environmental Quality Act (EQA) for a project north of the 49th parallel. An ESIA has been completed, and has been subject to consultation with the Cree Nation, local communities and the general public.

The Global Certificate of Approval under Chapter II of EQA was issued on November 10, 2011. All Certificates of Approval under Chapter I of the EQA for all infrastructures have been released between 2011 and 2014.

If needed during the operations phase, other applications for Certificates of Approval would be submitted to the appropriate ministries.

The mining lease from the MNR was granted on February 21, 2014. Quarry and sandpit licence applications for borrow materials can also be lodged if an update of a lease is needed during the current year.

Key permits are summarized in Table 20-1.

20.8	Considerations of Social and Community Impacts

20.8.1	First Nations

The Éléonore Operations are located on traditional family territories of the Cree Nation of Wemindji, and within the Municipality of Eeyou–Iscthee–James Bay. Both are part of the administrative region of Nord-du-Québec (Region 10).

The operations are located entirely in Cree territory, or Eeyou Istchee, on Category III lands belonging to the Quebec Government and subject to the James Bay and Northern Quebec Agreement (JBNQA).

The JBNQA plays a key role in the organization of the territory and its contemporary use by the Cree. The territory of James Bay is subdivided into three land categories. Under Category I and II lands, the Cree Nation has exclusive hunting, fishing and trapping rights. In Category III lands, Cree peoples have exclusive rights to harvest certain species of wildlife as well as conduct trapping activities. Each hunting area has a tallyman.

The Éléonore operations and infrastructure are located on portions of Cree trapline territories VC 22, VC 28, and VC 29 that collectively constitute part of the traditional territory of Wemindji.

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Table 20-1: Key Permits and Authorizations

Department Responsible	Permit or Approval	Status
Ministry of Natural Resources (MRN)	Quarries and sand pit exploration (sites for the construction of the road and mining infrastructure)	Received
	Lands use permits (lease)	Received
	Mining exploitation lease	Received
Ministry of Sustainable Development and Parks (MSDEP)	Reclamation plan approval	Approved
Chapter II of EAQ
	Global Certificate of Approval	Received (modifications were undertaken)
	Certificated of Approval for construction of the road	Received
	Certificates of Approval for borrow pit and quarry >3 ha	Received
Chapter I of EAQ
	Certificated of Approval for production shaft and power	Received
	Tailings management facility construction	Received
	Tailings management facility operation	Received
	Industrial water treatment	Received
	Process mill construction	Received
	Process mill operation and ore extraction	Received
	Waste rock pad	Received
	Drinking water pumping	Received
	Sewage water pumping	Received
Municipality	Small sewage water treatment (device installation)	Received
	Small drinking water pumping	Received
	Construction permit	Received

A collaboration agreement was signed with the Cree Nation of Wemindji and the Grand Council of the Crees (Eeyou Iscthee)/Cree Nation Government in February 2011.

20.8.2	Community Consultations

During the environmental and social impact assessment (ESIA) process, public consultations were held in the communities of Wemindji and Chibougamau.

20.8.3	Archaeology

Heritage and archaeological studies have been conducted in the proposed mine area, and a total of 30 areas with archaeological potential have been identified. Of these, 11 areas have been subject to archaeological inventory during two separate programs conducted in 2007 and 2009. A number of likely heritage/archaeological sites were

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identified, and such sites were protected during Project construction and will continue to be protected during operation.

20.9	Comments on Section 20

There has been a focused effort to collect comprehensive environmental baseline data and lay the groundwork with local and regulatory stakeholders for the successful permitting, development and operation of the mine.

The environmental issues identified in relation to Project development and operation have been, or can be, addressed and mitigated through a combination of baseline data collection, appropriate engineering and Project design studies, and public consultation.

Goldcorp has been granted the global Certificate of Approval for the Project.

Key elements for the mine operations include the proper management of tailings and waste water, access (roads, airports), social acceptability and post-reclamation management. A sustainability management system is in place, addressing these elements and allowing rigorous management.

Closure costs are estimated at C$40.1 million, which includes a provision for dismantling and removal of infrastructure, remediation of water ponds, the tailings storage facility and waste rock facility, soil and waste management, indirect cost, post-closure monitoring and contingency.

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21.0	CAPITAL AND OPERATING COSTS

21.1	Capital Cost Estimate

Exploration expenditures were not included in the financial analysis. Exploration drilling will be performed in the future to target mineralization that may lead to an increase in Mineral Resources. Because these future exploration drilling expenditures do not pertain to the current Mineral Reserves, they were not included in the financial model.

Capital costs are based on the 2018 mine construction data and budgetary figures and quotes provided by suppliers. Capital cost estimates include funding for infrastructure, mobile equipment, developmen, and miscellaneous costs. Infrastructure requirements were incorporated into the estimates as needed. Sustaining capital costs reflect current price trends.

The sustaining and expansionary capital cost estimates are included as Table 21-1.

21.2	Operating Cost Estimates

Operating costs were estimated by Goldcorp personnel, and are based on the 2018 LOM budget. Labour cost estimation is based on Goldcorp’s 2018 salary scale and fringe benefits in force. Mining consumables are based on 2018 costs and contracts.

The Éléonore Operations are located at a remote site. Costs for camp accommodation, meals, employee travel, and site security were included in the general and administrative (G&A) component of the estimate.

The operating cost estimate over the LOM is presented in Table 21-2 and includes allocations for processing and overhead costs.

An average overall unit cost of approximately US$113/t was estimated, comprising about US$29/t for processing, including backfill and tailings treatment and transportation, US$62/t for mining, and US$22/t for G&A.

21.3	Comments on Section 21

The capital cost estimates are based on a combination of quotes, vendor pricing, and Goldcorp’s experience with similar-sized operations. The capital cost estimates include direct and indirect costs.

Operating costs were based on estimates from first principles for major items; the costs include allowances or estimates for minor costs.

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Éléonore Operations Quebec, Canada NI 43-101 Technical Report

Table 21-1: Capital Cost Estimate (US$ M)

Area	Sustaining	Expansionary	Total
Mine infrastructure	105	17	122
Development	135	3	139
Mobile	63	3	67
Exploration	61	—	61
Total	365	24	389

Note: Estimate presented in US$ millions. Estimate is from 2019 for life of mine. Totals may not sum due to rounding.

Table 21-2: Operating Cost Estimate (US$/t)

Area	(US$/t)
Process Plant	29.29
Mining Operations	62.19
General & Administration	21.89
Total	113.38

Note: Estimate is from 2019 for life of mine. Totals may not sum due to rounding.

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Éléonore Operations Quebec, Canada NI 43-101 Technical Report

22.0	ECONOMIC ANALYSIS

22.1	Introduction

Goldcorp is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production.

Mineral Reserve declaration in this Report is supported by a positive cashflow.

22.2	Comments on Section 22

The operations demonstrate positive economics over the life-of mine.

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23.0	ADJACENT PROPERTIES

This section is not relevant to this Report.

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Éléonore Operations Quebec, Canada NI 43-101 Technical Report

24.0	OTHER RELEVANT DATA AND INFORMATION

This section is not relevant to this Report.

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Éléonore Operations Quebec, Canada NI 43-101 Technical Report

25.0	INTERPRETATION AND CONCLUSIONS

25.1	Introduction

The QPs note the following interpretations and conclusions in their respective areas of expertise, based on the review of data available for this Report.

25.2	Mineral Tenure, Surface Rights, Agreements, and Royalties

•	Information from legal experts and Goldcorp’s in-house experts support that the mining tenure held is valid and sufficient to support a declaration of Mineral Resources and Mineral Reserves;

•	Mineral claims are not surveyed; this is in accordance with appropriate regulatory requirements. Annual claim-holding fees have been paid to the relevant regulatory authority;

•	A mining lease was granted in February 2014;

•	The surface rights are held by Les Mines Opinaca Ltée;

•	The Roberto deposit is located under the Opinaca Reservoir; water levels within the reservoir are controlled by Hydro-Québec;

•	A sliding-scale royalty is payable to Osisko Gold, and is capped at 3.5%. Advance royalty payments commenced in April 2009;

•	An annual payment is due to the Cree Nation under the collaborative agreement;

•

Permits obtained by the company to explore and undertake project development are sufficient to ensure that activities are conducted within the regulatory framework required by the local, provincial and federal governments.

25.3	Geology and Mineralization

•

Knowledge of the deposit settings and lithologies, as well as the structural and alteration controls on mineralization and the mineralization style and setting, is sufficient to support Mineral Resource and Mineral Reserve estimation;

•	The Roberto deposit is considered to be an example of a clastic sediment-hosted stockwork-disseminated gold deposit in an orogenic setting.

25.4	Exploration, Drilling and Data Analysis

•	The exploration programs completed to date are appropriate for the style of the Roberto deposit and prospects on the Project;

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Éléonore Operations Quebec, Canada NI 43-101 Technical Report

•	Sampling methods are acceptable for Mineral Resource and Mineral Reserve estimation;

•	Sample preparation, analysis and security are generally performed in accordance with exploration best practices and industry standards;

•

The quantity and quality of the lithological, geotechnical, collar and down-hole survey data collected during the exploration and delineation drilling programs are sufficient to support Mineral Resource and Mineral Reserve estimation. The collected sample data adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits. Sampling is representative of the gold grades in the deposits, reflecting areas of higher and lower grades;

•

The QA/QC programs adequately address issues of precision, accuracy and contamination. Drilling programs typically included blanks, duplicates and SRM samples. QA/QC submission rates meet industry-accepted standards. The QA/QC programs did not detect any material sample biases;

•

The data verification programs concluded that the data collected from the Project adequately support the geological interpretations and constitute a database of sufficient quality to support the use of the data in Mineral Resource and Mineral Reserve estimation;

•	Little exploration has been undertaken outside the immediate area of the Roberto deposit, and the Project area retains exploration potential.

25.5	Metallurgical Testwork

•	Metallurgical testwork and associated analytical procedures were performed by recognized testing facilities, and the tests performed were appropriate to the mineralization type;

•

Samples selected for testing were representative of the various types and styles of mineralization at Éléonore. Samples were selected from a range of depths within the deposit. Sufficient samples were taken to ensure that tests were performed on sufficient sample mass;

•	Current plans assume long-term average gold recoveries of 92.0% to 92.5%, which are consistent with the results of previous testwork as well as operational experience;

•

Other than elevated arsenic levels, ICP and heavy metal analyses conducted during the metallurgical testing program showed no evidence of any potentially-significant contaminant elements such as mercury, cadmium, lead or antimony. Contaminants have not been a problem since the debut of commercial production.

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25.6	Mineral Resource Estimation

•	The Mineral Resource estimation for the Project conforms to industry best practices and is reported using the 2014 CIM Definition Standards;

•

Elements that may materially impact the Mineral Resource estimate are: geological complexity including folding and faulting of vein material between drill hole intercepts, commodity price assumptions; metal recovery assumptions; hydrological constraints; and rock mechanics (geotechnical) constraints;

•

There is upside potential for the estimates if mineralization that is currently classified as Inferred can be upgraded to higher-confidence Mineral Resource categories. Core drilling is currently underway in support of potential confidence category upgrades.

25.7	Mineral Reserve Estimation

•	The Mineral Reserve estimation for the Project incorporates industry best practices and meets the requirements of the 2014 CIM Definition Standards;

•

Mineral Resources were converted to Mineral Reserves supported by a detailed mine plan, an engineering analysis, and consideration of appropriate modifying factors. These included the consideration of dilution, mining widths, ore losses, mining extraction losses, appropriate underground mining methods, metallurgical recoveries, permitting and infrastructure requirements;

•

Factors that may affect the Mineral Reserve estimates are: geological complexity impacting grade; geotechnical and design parameters changes impacting dilution and mining recovery factors; lower mill recovery in new mining areas, fluctuations in commodity price and exchange rate as well as mining costs assumptions.

25.8	Mine Plan

•	Mining operations can be conducted year-round;

•	The mine plan was developed by Goldcorp personnel. The mining methods is long-hole stoping (down-hole drilling) longitudinal retreat with consolidated backfill (pastefill) or unconsolidated rockfill;

•

Operations are accessed using a surface ramp and shaft. The production rate will average 5,000 t/d in 2018, and the full ramp-up will continue in 2019. It is expected that the average peak years LOM production rate of 6,600 t/d will be reached during 2019;

•	The proposed mine life is eight years;

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Éléonore Operations Quebec, Canada NI 43-101 Technical Report

•

No mining is planned above 65 m below surface in order to mitigate risks associated with potential water inflow from the Opinaca Reservoir and to respect preliminary recommendations for the surface crown pillar;

•

Due to the presence of open sub-horizontal decompression joints encountered in the upper mine, coupled with the proximity of the Opinaca Reservoir, the management of ground water infiltration is considered paramount for successful project implementation;

•

Mining to date has supported the interpretation of multiple mineralized lenses. Geotechnical designs currently incorporate considerations of the interplay between these lenses, joint orientations, influences of geological features on rock mass behaviour, and stress regimes in the upper and lower portions of the mine. These considerations continue to be refined;

•

Mining occurs in a high-stress environment. Seismic events were higher in 2018 than other mine development periods. Management of seismic risk requires a rigorous risk mitigation plan and ongoing monitoring;

•

As part of day-to-day operations, Goldcorp will continue to undertake reviews of the mine plan and consideration of alternatives to and variations within the plan. Alternative scenarios and reviews may be based on ongoing or future mining considerations, evaluation of different potential input factors and assumptions, and corporate directives.

25.9	Process Plan

•

The process design is based on a conventional gold plant flowsheet consisting of three stages of crushing, grinding, gravity concentration, sulphide flotation, leaching flotation tails and concentrate, CIP and electrowinning circuit. The mill was designed to operate 365 days/year with a design capacity of 2.55 Mt of ore per year (7,000 t/d);

•	Sulphide tailings, along with a portion of non-sulphide tailings, are returned to the underground mine in the form of paste backfill;

•

The remaining non-sulphide tailings are filtered and trucked to the tailings storage area. The tailings storage area is completely lined and designed for collection of contact water, which is sent to treatment. The surface area of the exposed tailings will be kept to a minimum through progressive reclamation of the facility. The facility’s current design allows for storage of 22 Mt of tailings, which is sufficient for the current LOM.

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Éléonore Operations Quebec, Canada NI 43-101 Technical Report

25.10	Infrastructure Considerations

•

Éléonore has been an operating mine since 2014. Key infrastructure on site includes the underground mine, a processing plant, waste rock and tailings storage facilities, an accommodation camp, an administration building, a wahouse and garage facilities, and assay laboratory, an airstrip, power distribution facilities, and roads and bridges;

•

The existing infrastructure, staff availability, existing power, water, and communications facilities, and the methods whereby goods are transported to the mine are all in place and well-established, and can support the estimation of Mineral Resources and Mineral Reserves.

25.11	Markets and Contracts

•	Goldcorp’s bullion, including production from Éléonore, is sold on the spot market by Goldcorp’s in-house marketing experts;

•	The terms contained within the existing sales contracts are typical and consistent with standard industry practices, and are similar to contracts for the supply of doré elsewhere in the world.

25.12	Environmental, Social Issues and Permitting

25.12.1	Environment

•	Goldcorp’s team of on-site environmental experts will need to be continuously monitoring regulatory compliance in terms of approvals, permits, and observance of directives and requirements;

•

There has been a focused effort to collect comprehensive environmental baseline data and lay the groundwork with local and regulatory stakeholders for the successful permitting and development of the Project;

•

Closure costs are estimated at C$40.1 M, which includes provisions for dismantling and removal of infrastructure; the remediation of water ponds, the tailings storage facility and the waste rock facility; soil and waste management; indirect costs; and post- closure monitoring and contingency.

25.12.2	Community

•	Goldcorp has undertaken community consultation with the communities of Wemindji and Chibougamau;

February 2019	Page 25-5

Éléonore Operations Quebec, Canada NI 43-101 Technical Report

•

A Collaboration Agreement has been signed with the Grand Council of the Crees (Eeyou Istchee), the Cree Regional Authority and the Cree Nation of Wemindji, and an economic partnership agreement has been concluded with the local communities of the James Bay region.

25.12.3	Permitting

•

Goldcorp has been granted a Global Certificate of Approval for the Project. Subsequently, many other Certificates of Approval were also granted under Chapter I of the Environmental Quality Act., which allows the company to proceed with the construction and operation of various infrastructure elements;

•

Key elements for the mine operations include the proper management of tailings and waste water, access (roads, airports), social acceptability and post-reclamation management. A sustainability management system is in place, addressing these elements and allowing rigorous management.

25.13	Capital and Operating Cost Estimates

•	The capital cost estimates are based on a combination of quotes, vendor pricing, and Goldcorp experience with similar-sized operations;

•	Capital costs for the LOM total US$389 million, comprising US$365 million of sustaining capital and US$24 million of expansionary capital;

•	An average unit operating cost of approximately US$113/t was estimated over the life-of-mine.

25.14	Financial Analysis

•

Using the assumptions detailed in this Report, the Éléonore Operations have positive economics until the end of the mine life documented in the Mineral Reserves mine plan, which supports Mineral Reserve estimation.

25.15	Conclusions

•

In the opinion of the responsible QPs, the Éléonore Operations that are outlined in this Report have met corporate objectives in that Mineral Resources and Mineral Reserves have been estimated, and a mine has been constructed;

•

Inferred Mineral Resources above the cut-off grade were treated as “waste” in this evaluation. This mineralization represents upside potential for the Éléonore Operations if some or all of the Inferred Mineral Resources identified within the LOM production plan can be upgraded to higher-confidence Mineral Resource categories, and eventually to Mineral Reserves.

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Éléonore Operations Quebec, Canada NI 43-101 Technical Report

26.0	RECOMMENDATIONS

26.1	Introduction

Recommendations put forward are for a two-phase work program, which consists of exploration and delineation drilling.

The first work phase is to investigate zones within the Roberto area that could be rapidly evaluated for potential for Mineral Resource estimation and potential conversion to Mineral Reserves once drill information is available. This program is estimated at US$3.8 million.

The second work phase is to support potential conversion of Mineral Resources to Mineral Reserves. Drilling at depth and laterally is also required to identify mineralization that may support estimation of additional Mineral Resource. This program is estimated at about US$26 million per year.

The two work programs are independent and can be conducted concurrently. Neither phase is dependent on completion of the other. The total budget estimate is about US$30 million.

26.2	Phase 1 Drilling

The first drill program objective is to investigate zones within the Roberto area that could be rapidly evaluated for potential for Mineral Resource estimation and potential conversion to Mineral Reserves once drill information is available. These areas include:

•

In the HWV area, 8,000 m of surface drilling is proposed at a total cost of US$1.0 million, to evaluate mineralization in the exploration ramp. The HWV shear and alteration zones were identified near the shaft, and the zones may become accessible during mine development activities;

•

In the 494 area, 8,000 m of underground drilling is proposed at a total cost of US$1.3 million to drill-test a potential mineralized corridor located between the 494 area and a surface showing (Trench #10) that has similar mineralized features;

•	In the NZ area, lower-grade mineralization crops out at surface and may represent a potential open pit target. Additional drilling is warranted, totalling an estimated US$1.5 million for 10,000 m.

26.3	Phase 2 Drilling

The suggested program involves a rate of approximately 10,000 m per year of exploration drilling to test the deposit’s extensions and provide sufficient drill spacing to potentially support Mineral Resource estimates, another 60,000 m per year of infill drilling (at 25 m spacing) to potentially support conversion of Indicated Mineral

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Éléonore Operations Quebec, Canada NI 43-101 Technical Report

Resources to Probable Mineral Reserves, and approximately 170,000 m per year of final delineation or definition drilling (production drilling at 12.5 m spacing) for stope delineation. This amounts to a total of 240,000 m of drilling per year, representing an estimated annual budget of US$26 million.

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Éléonore Operations Quebec, Canada NI 43-101 Technical Report

27.0	REFERENCES

Agapito Associates Inc., 2018. Determination of Horizontal Principal Stresses at the Eleonore Mine using the Downhole Overcoring Method: report prepared for Goldcorp by Agapito Associates, June, 2018.

Bandyayera, D., Fliszar, A., 2007. Géologie de la region de la Baie Kasipaskatch (SNRC 33C09) et du lac Janin (SNRC 33C16), Ministère des Ressources naturelles et de la Faune, Québec, RP2007-05, 15 pages, 2 maps.

Bandyayera, D., Rhéaume, P., Maurice, C. et al., 2010. Synthèse géologique du secteur du réservoir Opinaca, Baie-James. Géologie Québec, Ministère des Ressources Naturelle et de la Faune. RG 2010-02. 44 pages, 1 map.

Beausoleil, C., Fleury, D., Fortin, A., Brisson, T., Joncas, L., 2014. Éléonore Gold Project Quebec, Canada, NI 43-101 Technical Report, effective date March 27, 2014

Cadieux, A.M., 2000. Géologie du gîte aurifère Eau Clair, propriété Clearwater, Baie-James, Québec. Université Laval; M.Sc. thesis, 157 pages.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003: Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003, http://www.cim.org/committees/estimation2003.pdf.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum

Canadian Securities Administrators (CSA), 2011: National Instrument 43-101, Standards of Disclosure for Mineral Projects, Canadian Securities Administrators.

Castro, L.M. Falmagne, V., Cottrell B. and Beddoes, R. 2009. Final Report on Geomechanical Design Study for the Underground Mine Éléonore Project., Golder Associates (07-1221-0022-3000). 52 pages.

Charbonneau 2006, R., 2006. Levé pédochimique de l’horizon B de 2005 sur la propriété Éléonore. Les consultants Inlandsis senc pour Les Mines Opinaca Ltée. Carte inédite.

Chapdelaine, M et Huot F., 1997. Projet Auclair; rapport des travaux, Ete 1997.

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Mines d’or Virginia. Rapport statutaire soumis au Ministere des ressources naturelles, Quebec, GM 55428, 113 pages.

David, J., Vaillancourt, D., Bandyayera, D., Simard, M., Goutier, J., Pilote, P., Dion, C. Barbe, P., 2011. Datations U-Pb effectués dans les sousprovinces d’Ashuanipi, de La Grande, d’Opinaca et d’Abitibi en 2008-2009. Ministère des Ressources naturelles et de la Faune, Québec; RP 2010-11, 37 pages.

Franconi A., 1978. La bande volcano-sedimentaire de la rivière Eastmain inférieur (ouest de la longitude 76 15’). Ministère des Richesses Naturelles, Gouvernement du Québec. DPV-574. 177 pages.

Fontaine, A., Dubé, B., Malo, M., McNicoll, V.J., Brisson, T., Doucet, D., and Goutier, J., 2015a. Geology of the metamorphosed Roberto gold deposit (Éléonore Mine), James Bay region, Quebec: diversity of mineralization styles in a polyphase tectonometamorphic setting, In: Targeted Geoscience Initiative 4: Contributions to the Understanding of Precambrian Lode Gold Deposits and Implications for Exploration, (ed.) B. Dubé and P. Mercier-Langevin; Geological Survey of Canada, Open File 7852, p. 209–225.

Gagnon, C., 2011. Estimation en besoin d’air frais globaux, Note technique Génivar (101-52944-00). 7 pages.

Gauthier, M., Larocque, M., 1998. Cadre géologique. Style et répartition des minéralisations métalliques de la Basse et de la moyenn-Eastmain, Territoire de la Baie-James. Ministère des Ressources naturelles, Québec, MB-98-10, 85 pages.

Gouthier, J., Dion, C., Ouellette, M-C., Mercier-Langevin, P., Davis, D.W., 2001. Géologie de la Colline Masson, de la Passe Awapakamich, de la Baie Caribellet et de la Passe Pikwahipanan (SNRC 33F/09, 33F/10, 33F/15 et 33F/16). Ministère des Ressources naturelles, Québec. RG2000-10, 67 pages, 4 maps.

Gouthier, J., Dion, C., Ouellet, M-C., Davis, D.W., David, J., Parent, M. 2002. Géologie de la région du lac Guyer (33G/05, 33G/06 et 33G/11). Ministère des Ressources naturelles, Québec. RG 2001-15, 53 pages.

Labbe, J.-Y. et Grant, M., 1998. Geologie de la region du Lac Natel (33B/04). Ministère des ressources naturelles du Quebec, RG-98-14, 28 pages.

Laroche, D. and Falmagne, V. 2010. Simulation d’opération. Technical Report, Golder Associés, (001-10-1221-0056-Rev0). 21 pages.

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Moukhsil, A., 2002. Géologie de la région des lacs Pivert (33C01), Anatacau (33Cé02), Kauputauchechun (33Cé07) et Wapamisk (33Cé08). Ministère des Ressources naturelles, Québec, RG 200-04, 48 pages.

Moukhsil A., Legault M., Boily, M., Doyon, J., Sawyer, E. 2003. Synthèse géologique et métallogénique de la ceinture de roches vertes de la Moyenne et de la Basse Eastmain (Baie-James). Ressources naturelles, Faune et Parcs. Gouvernement du Québec. ET 2002-06, 55 pages.

Oke, J. and Kalenchuk, K., 2017. Geotechnical Mapping and Site Characterization; report prepared for Goldcorp by MDEng, May, 2017.

Paradis, S.J. et Boisvert, E., 1995. Séquence des écoulements glaciaires dans le secteur de Chibougamau-Némiscau, Québec; Commission géologique du Canada, Recherches en cours, 1995-C, p.259-264.

Ravenelle, J-F., Dubé, B., Malo, M., and al. 2010. Insights on the geology of the world-class Roberto gold deposit, Éléonore property, James Bay area, Quebec. Current Research 2010-1. Geological Survey of Canada. 26 pages.

Ravenelle J.-F., 2013, Amphibolite Facies Gold Mineralization: An example from the Roberto deposit, Éléonore property, James Bay, Quebec, Thèse de doctorat, Institut national de la recherche scientifique, Centre Eau Terre Environnement, 283 pages.

Remick, J.H., 1977. Wemindji area (Municipality of James Bay)- Preliminary report. Ministère des Richesses naturelles, Québec, DPV-446, 51 pages, 14 plans.

Simoneau, J., Prud’homme, N., Bourassa, Y., and Couture, J-F., 2007. Mineral Resource Estimation, Éléonore Gold Project, Quebec: Technical Report prepared by SRK Consulting Inc for Goldcorp Inc., effective date 9 August 2007.

Swan, G., 2013. Projet Éléonore, Feasibility Study: Backfill Requirements: Technical Report prepared by Rock Mechanics & Mine Design for Goldcorp Inc., effective date July 2013.

Tomkins A., Mavrogenes J.A., 2001. Redistribution of Gold within arsenopyrite and löllingite during pro- and retrograde metamorphism: Application to timing of mineralization, Economic Geology, vol. 96, pp 525-534.

Veillette, J.J., 1995. New evidence for northwestward glacial flow, James Bay region,

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Quebec; Geological Survey of Canada, Current research part C, paper 1995-C, p.249-258.

Verreault, M., 2013. Hydrogeological Analysis (Phase 1) Éléonore Mine Project, P-13-104 (technical report phase 1), Technical report prepared by HYDRO-RESSOURCE INC for Goldcorp Inc., November 2013.

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APPENDIX A:

Mineral Tenure Table

February 2019	Appendix A

Éléonore Operations Quebec, Canada NI 43-101 Technical Report

NTS Sheet	Type of Title	Title No	Status	Date of Registration	Expiry Date	Number of Annual Terms	Number of Renewals	Area (ha)	Intruments or Other Ddocuments	Excess Work (C$)	Required Work (C$)	Required Fees (C$)	Titleholder(s) (Name, Number and Percentage)	Renewal File Being Processed	Work File Being Processed	Mining Rights Transfer	Conversion or Substitution of Claims	Amalgamation of Claims
NTS 33C09	BM	1009	Active	2/21/2014	2/20/2034	4	0	289.4	No	0			Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	No
NTS 33C09	CDC	6648	Active	11/12/2003	11/11/2019	0	7	52.21	Yes	2309.24	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	6649	Active	11/12/2003	11/11/2019	0	7	52.21	Yes	5889.40	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	6650	Active	11/12/2003	11/11/2019	0	7	52.2	Yes	2350.51	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	6651	Active	11/12/2003	11/11/2019	0	7	52.2	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	6652	Active	11/12/2003	11/11/2019	0	7	52.19	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	6653	Active	11/12/2003	11/11/2019	0	7	52.19	Yes	4099.32	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	6654	Active	11/12/2003	11/11/2019	0	7	52.19	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	6655	Active	11/12/2003	11/11/2019	0	7	52.19	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	6656	Active	11/12/2003	11/19/2020	0	7	51.97	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	6657	Active	11/12/2003	11/18/2020	0	7	43.288	Yes	0	1,625	118.32	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	6658	Active	11/12/2003	11/18/2020	0	7	36.033	Yes	105927.64	1,625	118.32	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	6659	Active	11/12/2003	11/18/2020	0	7	42.189	Yes	1411.10	1,625	118.32	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	6660	Active	11/12/2003	11/11/2019	0	7	52.19	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	6661	Active	11/12/2003	11/11/2019	0	7	52.19	Yes	290.99	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	6662	Active	11/12/2003	11/11/2019	0	7	52.19	Yes	2350.51	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	6663	Active	11/12/2003	11/11/2019	0	7	52.19	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	6664	Active	11/12/2003	11/11/2019	0	7	52.19	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	6665	Active	11/12/2003	11/11/2019	0	7	52.19	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	13124	Active	2/13/2004	2/12/2020	0	7	52.23	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	13125	Active	2/13/2004	2/12/2020	0	7	52.23	Yes	1658.80	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	13126	Active	2/13/2004	2/12/2020	0	7	52.22	Yes	9058.08	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	13127	Active	2/13/2004	2/12/2020	0	7	52.22	Yes	8646.58	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13150	Active	2/12/2004	2/11/2020	0	7	52.32	Yes	5052.01	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13151	Active	2/12/2004	2/11/2020	0	7	52.32	Yes	4262.82	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13152	Active	2/12/2004	2/11/2020	0	7	52.32	Yes	4332.13	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13153	Active	2/12/2004	2/11/2020	0	7	52.32	Yes	4531.36	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13154	Active	2/12/2004	2/11/2020	0	7	52.32	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13155	Active	2/12/2004	2/11/2020	0	7	52.32	Yes	4824.61	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13156	Active	2/12/2004	2/11/2020	0	7	52.32	Yes	4548.94	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13157	Active	2/12/2004	2/11/2020	0	7	52.32	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13164	Active	2/12/2004	2/11/2020	0	7	52.31	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13165	Active	2/12/2004	2/11/2020	0	7	52.31	Yes	4435.59	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13166	Active	2/12/2004	2/11/2020	0	7	52.31	Yes	4060.10	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13167	Active	2/12/2004	2/11/2020	0	7	52.31	Yes	4486.46	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13168	Active	2/12/2004	2/11/2020	0	7	52.31	Yes	4918.18	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13169	Active	2/12/2004	2/11/2020	0	7	52.31	Yes	4413.07	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13170	Active	2/12/2004	2/11/2020	0	7	52.31	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13171	Active	2/12/2004	2/11/2020	0	7	52.31	Yes	4490.09	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13172	Active	2/12/2004	2/11/2020	0	7	52.31	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No

February 2019	Appendix A

Éléonore Operations Quebec, Canada NI 43-101 Technical Report

NTS Sheet	Type of Title	Title No	Status	Date of Registration	Expiry Date	Number of Annual Terms	Number of Renewals	Area (ha)	Intruments or OtherDdocuments	Excess Work (C$)	Required Work (C$)	Required Fees (C$)	Titleholder(s) (Name, Number and Percentage)	Renewal File Being Processed	Work File Being Processed	Mining Rights Transfer	Conversion or Substitution of Claims	Amalgamation of Claims
NTS 33C09	CDC	13173	Active	2/12/2004	2/11/2020	0	7	52.31	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13174	Active	2/12/2004	2/11/2020	0	7	52.31	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13175	Active	2/12/2004	2/11/2020	0	7	52.31	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13176	Active	2/12/2004	2/11/2020	0	7	52.31	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13177	Active	2/12/2004	2/11/2020	0	7	52.31	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13182	Active	2/12/2004	2/11/2020	0	7	52.3	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13183	Active	2/12/2004	2/11/2020	0	7	52.3	Yes	454.45	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13184	Active	2/12/2004	2/11/2020	0	7	52.3	Yes	6031	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13185	Active	2/12/2004	2/11/2020	0	7	52.3	Yes	4958.88	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13186	Active	2/12/2004	2/11/2020	0	7	52.3	Yes	4541.82	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13187	Active	2/12/2004	2/11/2020	0	7	52.29	Yes	0	1,625	148.48	Les Mines 1 Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13188	Active	2/12/2004	2/11/2020	0	7	52.29	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13189	Active	2/12/2004	2/11/2020	0	7	52.29	Yes	766.78	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13190	Active	2/12/2004	2/11/2020	0	7	52.29	Yes	3740.05	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13191	Active	2/12/2004	2/11/2020	0	7	52.28	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13192	Active	2/12/2004	2/11/2020	0	7	52.28	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13193	Active	2/12/2004	2/11/2020	0	7	52.28	Yes	4802.66	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13194	Active	2/12/2004	2/11/2020	0	7	52.28	Yes	5836.14	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13195	Active	2/12/2004	2/11/2020	0	7	52.27	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13196	Active	2/12/2004	2/11/2020	0	7	52.27	Yes	4115.32	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13197	Active	2/12/2004	2/11/2020	0	7	52.27	Yes	1238.51	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13680	Active	2/26/2004	2/25/2020	0	7	52.3	Yes	4494.45	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13681	Active	2/26/2004	2/25/2020	0	7	52.3	Yes	4427.90	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13682	Active	2/26/2004	2/25/2020	0	7	52.3	Yes	5281.97	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13683	Active	2/26/2004	2/25/2020	0	7	52.3	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13684	Active	2/26/2004	2/25/2020	0	7	52.3	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13685	Active	2/26/2004	2/25/2020	0	7	52.3	Yes	4121.91	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13686	Active	2/26/2004	2/25/2020	0	7	52.3	Yes	3934.24	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13687	Active	2/26/2004	2/25/2020	0	7	52.3	Yes	3934.24	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13688	Active	2/26/2004	2/25/2020	0	7	52.3	Yes	3934.24	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13689	Active	2/26/2004	2/25/2020	0	7	52.3	Yes	1438.69	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13690	Active	2/26/2004	2/25/2020	0	7	52.3	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13691	Active	2/26/2004	2/25/2020	0	7	52.3	Yes	4784.32	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13694	Active	2/26/2004	2/25/2020	0	7	52.29	Yes	3675.11	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13695	Active	2/26/2004	2/25/2020	0	7	52.29	Yes	3417.58	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13696	Active	2/26/2004	2/25/2020	0	7	52.29	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13697	Active	2/26/2004	2/25/2020	0	7	52.29	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13698	Active	2/26/2004	2/25/2020	0	7	52.29	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13699	Active	2/26/2004	2/25/2020	0	7	52.29	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13700	Active	2/26/2004	2/25/2020	0	7	52.29	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13701	Active	2/26/2004	2/25/2020	0	7	52.29	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No

February 2019	Appendix A

Éléonore Operations Quebec, Canada NI 43-101 Technical Report

NTS Sheet	Type of Title	Title No	Status	Date of Registration	Expiry Date	Number of Annual Terms	Number of Renewals	Area (ha)	Intruments or OtherDdocuments	Excess Work (C$)	Required Work (C$)	Required Fees (C$)	Titleholder(s) (Name, Number and Percentage)	Renewal File Being Processed	Work File Being Processed	Mining Rights Transfer	Conversion or Substitution of Claims	Amalgamation of Claims
NTS 33C09	CDC	13702	Active	2/26/2004	2/25/2020	0	7	52.29	Yes	4016.78	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13703	Active	2/26/2004	2/25/2020	0	7	52.29	Yes	3975.51	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13704	Active	2/26/2004	2/25/2020	0	7	52.29	Yes	1310.17	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13705	Active	2/26/2004	2/25/2020	0	7	52.29	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13706	Active	2/26/2004	2/25/2020	0	7	52.29	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13707	Active	2/26/2004	2/25/2020	0	7	52.29	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13710	Active	2/26/2004	2/25/2020	0	7	52.28	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13711	Active	2/26/2004	2/25/2020	0	7	52.28	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13712	Active	2/26/2004	2/25/2020	0	7	52.28	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13713	Active	2/26/2004	2/25/2020	0	7	52.28	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13714	Active	2/26/2004	2/25/2020	0	7	52.28	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13715	Active	2/26/2004	2/25/2020	0	7	52.28	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13716	Active	2/26/2004	2/25/2020	0	7	52.28	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13717	Active	2/26/2004	2/25/2020	0	7	52.28	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13718	Active	2/26/2004	2/25/2020	0	7	52.28	Yes	2623.30	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13719	Active	2/26/2004	2/25/2020	0	7	52.28	Yes	3987.32	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13720	Active	2/26/2004	2/25/2020	0	7	52.28	Yes	3947.25	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13721	Active	2/26/2004	2/25/2020	0	7	52.28	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13722	Active	2/26/2004	2/25/2020	0	7	52.28	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13723	Active	2/26/2004	2/25/2020	0	7	52.28	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13726	Active	2/26/2004	2/25/2020	0	7	52.27	Yes	5411.68	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13727	Active	2/26/2004	2/25/2020	0	7	52.27	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13728	Active	2/26/2004	2/25/2020	0	7	52.27	Yes	5641.78	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13729	Active	2/26/2004	2/25/2020	0	7	52.27	Yes	4816.60	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13730	Active	2/26/2004	2/25/2020	0	7	52.27	Yes	4602.15	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13731	Active	2/26/2004	2/25/2020	0	7	52.27	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13732	Active	2/26/2004	2/25/2020	0	7	52.27	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13733	Active	2/26/2004	2/25/2020	0	7	52.27	Yes	4126.33	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13734	Active	2/26/2004	2/25/2020	0	7	52.27	Yes	4425.07	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13735	Active	2/26/2004	2/25/2020	0	7	52.27	Yes	4058.62	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13736	Active	2/26/2004	2/25/2020	0	7	52.27	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13737	Active	2/26/2004	2/25/2020	0	7	52.27	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13738	Active	2/26/2004	2/25/2020	0	7	52.27	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13739	Active	2/26/2004	2/25/2020	0	7	52.27	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13742	Active	2/26/2004	2/25/2020	0	7	52.26	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13743	Active	2/26/2004	2/25/2020	0	7	52.26	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13744	Active	2/26/2004	2/25/2020	0	7	52.26	Yes	5769.09	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13745	Active	2/26/2004	2/25/2020	0	7	52.26	Yes	4273.90	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13746	Active	2/26/2004	2/25/2020	0	7	52.26	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13747	Active	2/26/2004	2/25/2020	0	7	52.26	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13748	Active	2/26/2004	2/25/2020	0	7	52.26	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No

February 2019	Appendix A

Éléonore Operations Quebec, Canada NI 43-101 Technical Report

NTS Sheet	Type of Title	Title No	Status	Date of Registration	Expiry Date	Number of Annual Terms	Number of Renewals	Area (ha)	Intruments or OtherDdocuments	Excess Work (C$)	Required Work (C$)	Required Fees (C$)	Titleholder(s) (Name, Number and Percentage)	Renewal File Being Processed	Work File Being Processed	Mining Rights Transfer	Conversion or Substitution of Claims	Amalgamation of Claims
NTS 33C09	CDC	13749	Active	2/26/2004	2/25/2020	0	7	52.26	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13752	Active	2/26/2004	2/25/2020	0	7	52.25	Yes	3988.24	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13753	Active	2/26/2004	2/25/2020	0	7	52.25	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13754	Active	2/26/2004	2/25/2020	0	7	52.25	Yes	4325.62	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13755	Active	2/26/2004	2/25/2020	0	7	52.25	Yes	3975.51	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13756	Active	2/26/2004	2/25/2020	0	7	52.25	Yes	6993.04	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13757	Active	2/26/2004	2/25/2020	0	7	52.25	Yes	9472.08	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13758	Active	2/26/2004	2/25/2020	0	7	52.25	Yes	615829.19	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13759	Active	2/26/2004	2/25/2020	0	7	52.25	Yes	100095.90	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13760	Active	2/26/2004	2/25/2020	0	7	52.25	Yes	8627.20	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13761	Active	2/26/2004	2/25/2020	0	7	52.25	Yes	11599.13	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13762	Active	2/26/2004	2/25/2020	0	7	52.24	Yes	5900.52	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13763	Active	2/26/2004	2/25/2020	0	7	52.24	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13764	Active	2/26/2004	2/25/2020	0	7	52.24	Yes	13318.63	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13765	Active	2/26/2004	2/25/2020	0	7	52.24	Yes	12210.48	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13766	Active	2/26/2004	2/25/2020	0	7	52.24	Yes	6712.52	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13767	Active	2/26/2004	2/25/2020	0	7	52.24	Yes	8140.93	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	13768	Active	2/26/2004	2/25/2020	0	7	52.24	Yes	4862.17	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	13787	Active	2/26/2004	2/25/2020	0	7	52.25	Yes	12122.12	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	13788	Active	2/26/2004	2/25/2020	0	7	52.25	Yes	3232.64	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	13789	Active	2/26/2004	2/25/2020	0	7	52.24	Yes	9808.21	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	13790	Active	2/26/2004	2/25/2020	0	7	52.24	Yes	9371.42	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36736	Active	9/14/2004	9/13/2020	0	7	52.21	Yes	4264.40	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36737	Active	9/14/2004	9/13/2020	0	7	52.21	Yes	3975.51	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36738	Active	9/14/2004	9/13/2020	0	7	52.21	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36739	Active	9/14/2004	9/13/2020	0	7	52.2	Yes	870.10	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	Yes	Yes	No	No
NTS 33C09	CDC	36740	Active	9/14/2004	9/13/2020	0	7	52.2	Yes	2942.46	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36741	Active	9/14/2004	9/13/2020	0	7	52.2	Yes	3934.24	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36742	Active	9/14/2004	9/13/2020	0	7	52.2	Yes	3934.24	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36743	Active	9/14/2004	9/13/2020	0	7	52.2	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36744	Active	9/14/2004	9/13/2020	0	7	52.2	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36745	Active	9/14/2004	9/13/2020	0	7	52.2	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36746	Active	9/14/2004	9/13/2020	0	7	52.19	Yes	1029.57	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	Yes	Yes	No	No
NTS 33C09	CDC	36747	Active	9/14/2004	9/13/2020	0	7	52.19	Yes	1242.10	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36748	Active	9/14/2004	9/13/2020	0	7	52.19	Yes	4099.32	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36749	Active	9/14/2004	9/13/2020	0	7	52.19	Yes	4140.59	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36750	Active	9/14/2004	9/13/2020	0	7	52.19	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36751	Active	9/14/2004	9/13/2020	0	7	52.19	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36752	Active	9/14/2004	9/13/2020	0	7	52.19	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36753	Active	9/14/2004	9/13/2020	0	7	52.18	Yes	1109.15	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36754	Active	9/14/2004	9/13/2020	0	7	52.18	Yes	750.57	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No

February 2019	Appendix A

Éléonore Operations Quebec, Canada NI 43-101 Technical Report

NTS Sheet	Type of Title	Title No	Status	Date of Registration	Expiry Date	Number of Annual Terms	Number of Renewals	Area (ha)	Intruments or OtherDdocuments	Excess Work (C$)	Required Work (C$)	Required Fees (C$)	Titleholder(s) (Name, Number and Percentage)	Renewal File Being Processed	Work File Being Processed	Mining Rights Transfer	Conversion or Substitution of Claims	Amalgamation of Claims
NTS 33C09	CDC	36755	Active	9/14/2004	9/13/2020	0	7	52.18	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36756	Active	9/14/2004	9/13/2020	0	7	52.18	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36757	Active	9/14/2004	9/13/2020	0	7	52.18	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36758	Active	9/14/2004	9/13/2020	0	7	52.18	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36759	Active	9/14/2004	9/13/2020	0	7	52.18	Yes	3975.51	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36760	Active	9/14/2004	9/13/2020	0	7	52.18	Yes	3975.51	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36761	Active	9/14/2004	9/13/2020	0	7	52.18	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36762	Active	9/14/2004	9/13/2020	0	7	52.18	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36763	Active	9/14/2004	9/13/2020	0	7	52.18	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36764	Active	9/14/2004	9/13/2020	0	7	52.18	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36765	Active	9/14/2004	9/13/2020	0	7	52.18	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36766	Active	9/14/2004	9/13/2020	0	7	52.18	Yes	1154.42	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36767	Active	9/14/2004	9/13/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36768	Active	9/14/2004	9/13/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36769	Active	9/14/2004	9/13/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36770	Active	9/14/2004	9/13/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36771	Active	9/14/2004	9/13/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36772	Active	9/14/2004	9/13/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36773	Active	9/14/2004	9/13/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36774	Active	9/14/2004	9/13/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36775	Active	9/14/2004	9/13/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36776	Active	9/14/2004	9/13/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36777	Active	9/14/2004	9/13/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36778	Active	9/14/2004	9/13/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	36779	Active	9/14/2004	9/13/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	36780	Active	9/14/2004	9/13/2020	0	7	52.21	Yes	3934.24	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	36781	Active	9/14/2004	9/13/2020	0	7	52.21	Yes	687	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	36782	Active	9/14/2004	9/13/2020	0	7	52.2	Yes	2353.27	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	36783	Active	9/14/2004	9/13/2020	0	7	52.2	Yes	1028.89	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	36784	Active	9/14/2004	9/13/2020	0	7	52.19	Yes	862.15	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	36785	Active	9/14/2004	9/13/2020	0	7	52.19	Yes	180.52	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	36786	Active	9/14/2004	9/13/2020	0	7	52.18	Yes	1366.94	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	36787	Active	9/14/2004	9/13/2020	0	7	52.18	Yes	81.10	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	36788	Active	9/14/2004	9/13/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	36789	Active	9/14/2004	9/13/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	38864	Active	9/21/2004	9/20/2020	0	7	52.25	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	38865	Active	9/21/2004	9/20/2020	0	7	52.25	Yes	830.43	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	38866	Active	9/21/2004	9/20/2020	0	7	52.24	Yes	1129.22	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	38867	Active	9/21/2004	9/20/2020	0	7	52.24	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	38868	Active	9/21/2004	9/20/2020	0	7	52.23	Yes	1124.07	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	38869	Active	9/21/2004	9/20/2020	0	7	52.23	Yes	1867.22	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No

February 2019	Appendix A

Éléonore Operations Quebec, Canada NI 43-101 Technical Report

NTS Sheet	Type of Title	Title No	Status	Date of Registration	Expiry Date	Number of Annual Terms	Number of Renewals	Area (ha)	Intruments or OtherDdocuments	Excess Work (C$)	Required Work (C$)	Required Fees (C$)	Titleholder(s) (Name, Number and Percentage)	Renewal File Being Processed	Work File Being Processed	Mining Rights Transfer	Conversion or Substitution of Claims	Amalgamation of Claims
NTS 33B12	CDC	38870	Active	9/21/2004	9/20/2020	0	7	52.22	Yes	929.43	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	38871	Active	9/21/2004	9/20/2020	0	7	52.22	Yes	763.13	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	38872	Active	9/21/2004	9/20/2020	0	7	52.21	Yes	1571.92	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	38873	Active	9/21/2004	9/20/2020	0	7	52.21	Yes	994.10	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	38874	Active	9/21/2004	9/20/2020	0	7	52.2	Yes	1007.27	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	38875	Active	9/21/2004	9/20/2020	0	7	52.2	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	38876	Active	9/21/2004	9/20/2020	0	7	52.19	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	38877	Active	9/21/2004	9/20/2020	0	7	52.19	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	38878	Active	9/21/2004	9/20/2020	0	7	52.18	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	38879	Active	9/21/2004	9/20/2020	0	7	52.18	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	38880	Active	9/21/2004	9/20/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	38881	Active	9/21/2004	9/20/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	39452	Active	9/21/2004	9/20/2018	0	6	52.21	Yes	0	1,625	296.96	Les Mines Opinaca Ltée (81210) 100% (responsible)	Yes	Yes	Yes	No	No
NTS 33C09	CDC	39453	Active	9/21/2004	9/20/2018	0	6	52.21	Yes	0	1,625	296.96	Les Mines Opinaca Ltée (81210) 100% (responsible)	Yes	Yes	Yes	No	No
NTS 33C09	CDC	39454	Active	9/21/2004	9/20/2018	0	6	52.21	No	0	1,625	296.96	Les Mines Opinaca Ltée (81210) 100% (responsible)	Yes	Yes	Yes	No	No
NTS 33C09	CDC	42180	Active	10/4/2004	10/3/2018	0	6	52.22	Yes	0	1,625	296.96	Les Mines Opinaca Ltée (81210) 100% (responsible)	Yes	Yes	Yes	No	No
NTS 33C09	CDC	42181	Active	10/4/2004	10/3/2020	0	7	52.22	Yes	817.05	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	Yes	Yes	No	No
NTS 33C09	CDC	42182	Active	10/4/2004	10/3/2020	0	7	52.22	Yes	1335.10	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	Yes	Yes	No	No
NTS 33C09	CDC	42183	Active	10/4/2004	10/3/2018	0	6	52.21	Yes	0	1,625	296.96	Les Mines Opinaca Ltée (81210) 100% (responsible)	Yes	Yes	Yes	No	No
NTS 33C09	CDC	42184	Active	10/4/2004	10/3/2018	0	6	52.21	Yes	0	1,625	296.96	Les Mines Opinaca Ltée (81210) 100% (responsible)	Yes	Yes	Yes	No	No
NTS 33C09	CDC	42185	Active	10/4/2004	10/3/2018	0	6	52.21	Yes	0	1,625	296.96	Les Mines Opinaca Ltée (81210) 100% (responsible)	Yes	Yes	Yes	No	No
NTS 33C09	CDC	42186	Active	10/4/2004	10/3/2018	0	6	52.21	Yes	0	1,625	296.96	Les Mines Opinaca Ltée (81210) 100% (responsible)	Yes	Yes	Yes	No	No
NTS 33C09	CDC	42187	Active	10/4/2004	10/3/2018	0	6	52.21	Yes	0	1,625	296.96	Les Mines Opinaca Ltée (81210) 100% (responsible)	Yes	Yes	Yes	No	No
NTS 33C09	CDC	42188	Active	10/4/2004	10/3/2020	0	7	52.21	Yes	657.57	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	Yes	Yes	No	No
NTS 33C09	CDC	42189	Active	10/4/2004	10/3/2018	0	6	52.2	Yes	0	1,625	296.96	Les Mines Opinaca Ltée (81210) 100% (responsible)	Yes	Yes	Yes	No	No
NTS 33C09	CDC	42190	Active	10/4/2004	10/3/2018	0	6	52.2	Yes	0	1,625	296.96	Les Mines Opinaca Ltée (81210) 100% (responsible)	Yes	Yes	Yes	No	No
NTS 33C09	CDC	42191	Active	10/4/2004	10/3/2018	0	6	52.2	Yes	0	1,625	296.96	Les Mines Opinaca Ltée (81210) 100% (responsible)	Yes	Yes	Yes	No	No
NTS 33C09	CDC	42192	Active	10/4/2004	10/3/2018	0	6	52.2	Yes	0	1,625	296.96	Les Mines Opinaca Ltée (81210) 100% (responsible)	Yes	Yes	Yes	No	No
NTS 33C09	CDC	42193	Active	10/4/2004	10/3/2018	0	6	52.2	Yes	0	1,625	296.96	Les Mines Opinaca Ltée (81210) 100% (responsible)	Yes	Yes	Yes	No	No
NTS 33C09	CDC	42194	Active	10/4/2004	10/3/2018	0	6	52.2	Yes	0	1,625	296.96	Les Mines Opinaca Ltée (81210) 100% (responsible)	Yes	Yes	Yes	No	No
NTS 33C09	CDC	42195	Active	10/4/2004	10/3/2018	0	6	52.2	Yes	0	1,625	296.96	Les Mines Opinaca Ltée (81210) 100% (responsible)	Yes	Yes	Yes	No	No
NTS 33C09	CDC	42196	Active	10/4/2004	10/3/2018	0	6	52.2	Yes	0	1,625	296.96	Les Mines Opinaca Ltée (81210) 100% (responsible)	Yes	Yes	Yes	No	No
NTS 33C09	CDC	42197	Active	10/4/2004	10/3/2018	0	6	52.2	Yes	0	1,625	296.96	Les Mines Opinaca Ltée (81210) 100% (responsible)	Yes	Yes	Yes	No	No
NTS 33B12	CDC	42308	Active	10/4/2004	10/3/2020	0	7	52.25	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	42309	Active	10/4/2004	10/3/2020	0	7	52.25	Yes	936.97	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	42310	Active	10/4/2004	10/3/2020	0	7	52.24	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	42311	Active	10/4/2004	10/3/2020	0	7	52.24	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	42312	Active	10/4/2004	10/3/2020	0	7	52.23	Yes	1942.11	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	42313	Active	10/4/2004	10/3/2020	0	7	52.23	Yes	6852.96	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	42314	Active	10/4/2004	10/3/2020	0	7	52.22	Yes	794.72	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	42315	Active	10/4/2004	10/3/2020	0	7	52.22	Yes	10471.19	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No

February 2019	Appendix A

Éléonore Operations Quebec, Canada NI 43-101 Technical Report

NTS Sheet	Type of Title	Title No	Status	Date of Registration	Expiry Date	Number of Annual Terms	Number of Renewals	Area (ha)	Intruments or OtherDdocuments	Excess Work (C$)	Required Work (C$)	Required Fees (C$)	Titleholder(s) (Name, Number and Percentage)	Renewal File Being Processed	Work File Being Processed	Mining Rights Transfer	Conversion or Substitution of Claims	Amalgamation of Claims
NTS 33B12	CDC	42316	Active	10/4/2004	10/3/2020	0	7	52.21	Yes	467.54	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	42317	Active	10/4/2004	10/3/2020	0	7	52.21	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	42318	Active	10/4/2004	10/3/2020	0	7	52.2	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	42319	Active	10/4/2004	10/3/2020	0	7	52.2	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	42320	Active	10/4/2004	10/3/2020	0	7	52.19	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	42321	Active	10/4/2004	10/3/2020	0	7	52.19	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	42322	Active	10/4/2004	10/3/2020	0	7	52.18	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	42323	Active	10/4/2004	10/3/2020	0	7	52.18	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	42324	Active	10/4/2004	10/3/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	42325	Active	10/4/2004	10/3/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	43678	Active	10/12/2004	10/11/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33B12	CDC	43679	Active	10/12/2004	10/11/2020	0	7	52.17	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1016890	Active	5/9/2001	5/8/2021	0	9	52.25	No	4140.59	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1016891	Active	5/9/2001	5/8/2021	0	9	52.25	No	4618.78	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1016892	Active	5/9/2001	5/8/2021	0	9	52.24	No	6986.75	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1016893	Active	5/9/2001	5/8/2021	0	9	52.24	No	6616.78	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028884	Active	9/22/2001	9/21/2019	0	8	52.26	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028885	Active	9/22/2001	9/21/2019	0	8	52.26	Yes	5600.51	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028886	Active	9/22/2001	9/21/2019	0	8	52.26	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028887	Active	9/22/2001	9/21/2019	0	8	52.26	Yes	2150.51	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028888	Active	9/22/2001	9/21/2019	0	8	52.26	Yes	230.73	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028889	Active	9/22/2001	9/21/2019	0	8	52.26	Yes	476.53	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028892	Active	9/22/2001	9/21/2019	0	8	52.25	Yes	5765.59	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028893	Active	9/22/2001	9/21/2019	0	8	52.25	Yes	5600.51	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028894	Active	9/22/2001	9/21/2019	0	8	52.25	Yes	5641.78	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028895	Active	9/22/2001	9/21/2019	0	8	52.25	Yes	6414.50	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028896	Active	9/22/2001	9/21/2019	0	8	52.25	Yes	401690.67	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028897	Active	9/22/2001	9/21/2019	0	8	52.25	Yes	101075.33	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028898	Active	9/22/2001	9/21/2019	0	8	52.25	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028899	Active	9/22/2001	9/21/2019	0	8	52.25	Yes	1402.69	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028900	Active	9/22/2001	9/21/2019	0	8	52.25	Yes	6673.52	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028907	Active	9/22/2001	9/21/2019	0	8	52.24	Yes	5724.32	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028908	Active	9/22/2001	9/21/2019	0	8	52.24	Yes	5641.78	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028909	Active	9/22/2001	9/21/2019	0	8	52.24	Yes	6137.02	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028910	Active	9/22/2001	9/21/2019	0	8	52.24	Yes	5971.94	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028911	Active	9/22/2001	9/21/2019	0	8	52.24	Yes	244265.04	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028912	Active	9/22/2001	9/21/2019	0	8	52.24	Yes	93883.94	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028913	Active	9/22/2001	9/21/2019	0	8	52.24	Yes	1416.74	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028914	Active	9/22/2001	9/21/2019	0	8	52.24	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028915	Active	9/22/2001	9/21/2019	0	8	52.24	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028916	Active	9/22/2001	9/21/2019	0	8	52.24	Yes	5641.78	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No

February 2019	Appendix A

Éléonore Operations Quebec, Canada NI 43-101 Technical Report

NTS Sheet	Type of Title	Title No	Status	Date of Registration	Expiry Date	Number of Annual Terms	Number of Renewals	Area (ha)	Intruments or OtherDdocuments	Excess Work (C$)	Required Work (C$)	Required Fees (C$)	Titleholder(s) (Name, Number and Percentage)	Renewal File Being Processed	Work File Being Processed	Mining Rights Transfer	Conversion or Substitution of Claims	Amalgamation of Claims
NTS 33C09	CDC	1028917	Active	9/22/2001	9/21/2019	0	8	52.24	Yes	5806.86	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028918	Active	9/22/2001	9/21/2019	0	8	52.24	Yes	5765.59	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028927	Active	9/22/2001	9/21/2019	0	8	52.23	Yes	8241.78	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028928	Active	9/22/2001	9/21/2019	0	8	52.23	Yes	5889.40	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028929	Active	9/22/2001	9/21/2019	0	8	52.23	Yes	5848.13	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028930	Active	9/22/2001	9/21/2019	0	8	52.23	Yes	5641.78	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028936	Active	9/22/2001	9/21/2019	0	8	52.22	Yes	5889.40	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028937	Active	9/22/2001	9/21/2019	0	8	52.22	Yes	5683.05	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1028938	Active	9/22/2001	9/21/2019	0	8	52.22	Yes	5600.51	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1042266	Active	12/12/2001	12/11/2019	0	8	52.26	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1042267	Active	12/12/2001	12/11/2019	0	8	52.26	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1042268	Active	12/12/2001	12/11/2019	0	8	52.26	Yes	6384.64	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1042269	Active	12/12/2001	12/11/2019	0	8	52.26	Yes	5641.78	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1042270	Active	12/12/2001	12/11/2019	0	8	52.26	Yes	5600.51	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1042271	Active	12/12/2001	12/11/2019	0	8	52.23	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	Yes	Yes	No	No
NTS 33C09	CDC	1042272	Active	12/12/2001	12/11/2019	0	8	52.23	Yes	5600.51	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1042273	Active	12/12/2001	12/11/2019	0	8	52.23	Yes	5600.51	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1042274	Active	12/12/2001	12/11/2019	0	8	52.23	Yes	5683.05	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1042275	Active	12/12/2001	12/11/2019	0	8	52.23	Yes	5765.59	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1042276	Active	12/12/2001	12/11/2019	0	8	52.23	Yes	6080.79	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1042277	Active	12/12/2001	12/11/2019	0	8	52.23	Yes	60.18	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1042278	Active	12/12/2001	12/11/2019	0	8	52.23	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1042279	Active	12/12/2001	12/11/2019	0	8	52.23	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1042280	Active	12/12/2001	12/11/2019	0	8	52.23	Yes	5641.78	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1042281	Active	12/12/2001	12/11/2019	0	8	52.22	Yes	5949.46	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1103421	Active	10/25/2002	10/24/2020	0	8	52.22	Yes	1282.05	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	Yes	Yes	No	No
NTS 33C09	CDC	1103422	Active	10/25/2002	10/24/2020	0	8	52.22	Yes	910.05	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1103423	Active	10/25/2002	10/24/2020	0	8	52.22	Yes	3975.51	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1103424	Active	10/25/2002	10/24/2020	0	8	52.22	Yes	3975.51	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1103425	Active	10/25/2002	10/24/2020	0	8	52.22	Yes	4058.05	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1103426	Active	10/25/2002	10/24/2020	0	8	52.22	Yes	4140.59	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1103427	Active	10/25/2002	10/24/2020	0	8	52.22	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1103428	Active	10/25/2002	10/24/2020	0	8	52.22	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1103429	Active	10/25/2002	10/24/2020	0	8	52.22	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1103430	Active	10/25/2002	10/24/2020	0	8	52.22	Yes	552.59	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105802	Active	11/28/2002	11/27/2020	0	8	52.23	Yes	4512.02	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105803	Active	11/28/2002	11/27/2020	0	8	52.23	Yes	3975.51	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105804	Active	11/28/2002	11/27/2020	0	8	52.23	Yes	4181.86	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105805	Active	11/28/2002	11/27/2020	0	8	52.23	Yes	7598.13	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105806	Active	11/28/2002	11/27/2020	0	8	52.23	Yes	8007.11	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105807	Active	11/28/2002	11/27/2020	0	8	52.22	Yes	4500.98	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No

February 2019	Appendix A

Éléonore Operations Quebec, Canada NI 43-101 Technical Report

NTS Sheet	Type of Title	Title No	Status	Date of Registration	Expiry Date	Number of Annual Terms	Number of Renewals	Area (ha)	Intruments or OtherDdocuments	Excess Work (C$)	Required Work (C$)	Required Fees (C$)	Titleholder(s) (Name, Number and Percentage)	Renewal File Being Processed	Work File Being Processed	Mining Rights Transfer	Conversion or Substitution of Claims	Amalgamation of Claims
NTS 33C09	CDC	1105808	Active	11/28/2002	11/27/2020	0	8	52.22	Yes	4140.59	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105809	Active	11/28/2002	11/27/2020	0	8	52.22	Yes	4181.86	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105810	Active	11/28/2002	11/27/2020	0	8	52.22	Yes	4264.40	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105811	Active	11/28/2002	11/27/2020	0	8	52.22	Yes	8000.37	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105812	Active	11/28/2002	11/27/2020	0	8	52.21	Yes	1188.89	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	Yes	Yes	No	No
NTS 33C09	CDC	1105813	Active	11/28/2002	11/27/2020	0	8	52.21	Yes	1188.89	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105814	Active	11/28/2002	11/27/2020	0	8	52.21	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105815	Active	11/28/2002	11/27/2020	0	8	52.21	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105816	Active	11/28/2002	11/27/2020	0	8	52.21	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105817	Active	11/28/2002	11/27/2020	0	8	52.21	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105818	Active	11/28/2002	11/27/2020	0	8	52.21	Yes	4058.05	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105819	Active	11/28/2002	11/27/2020	0	8	52.21	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105820	Active	11/28/2002	11/27/2020	0	8	52.21	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105821	Active	11/28/2002	12/5/2019	0	7	47.15	Yes	108062.96	1,625	132.24	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105822	Active	11/28/2002	12/5/2019	0	7	24.548	Yes	5552867.49	650	32.77	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105823	Active	11/28/2002	12/5/2019	0	7	11.055	Yes	2390671.27	650	32.77	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105824	Active	11/28/2002	12/5/2019	0	7	36.14	Yes	101069.74	1,625	118.32	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105825	Active	11/28/2002	11/27/2020	0	8	52.21	Yes	115814.97	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105826	Active	11/28/2002	11/27/2020	0	8	52.21	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105827	Active	11/28/2002	11/27/2020	0	8	52.21	Yes	2556.86	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105828	Active	11/28/2002	11/27/2020	0	8	52.2	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105829	Active	11/28/2002	11/27/2020	0	8	52.2	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105830	Active	11/28/2002	11/27/2020	0	8	52.2	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105831	Active	11/28/2002	11/27/2020	0	8	52.2	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105832	Active	11/28/2002	12/5/2019	0	7	50.016	Yes	244.80	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105833	Active	11/28/2002	12/5/2019	0	7	5.81	Yes	308190.65	650	32.77	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105835	Active	11/28/2002	12/5/2019	0	7	0.0053	Yes	5417624.31	650	32.77	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105836	Active	11/28/2002	12/5/2019	0	7	41.439	Yes	109079.52	1,625	118.32	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105837	Active	11/28/2002	11/27/2020	0	8	52.2	Yes	108159.42	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105838	Active	11/28/2002	11/27/2020	0	8	52.2	Yes	5266.27	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1105839	Active	11/28/2002	11/27/2020	0	8	52.2	Yes	3934.24	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1129593	Active	2/12/2004	2/11/2020	0	7	52.23	Yes	4725.76	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1129594	Active	2/12/2004	2/11/2020	0	7	52.23	Yes	3928.71	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1129595	Active	2/12/2004	2/11/2020	0	7	52.22	Yes	4330.53	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1129596	Active	2/12/2004	2/11/2020	0	7	52.22	Yes	7509	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1129597	Active	2/12/2004	2/11/2020	0	7	52.18	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1129598	Active	2/12/2004	2/11/2020	0	7	52.18	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1129599	Active	2/12/2004	2/11/2020	0	7	52.18	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1129600	Active	2/12/2004	2/11/2020	0	7	52.18	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1129601	Active	2/12/2004	2/11/2020	0	7	52.18	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No
NTS 33C09	CDC	1129602	Active	2/12/2004	2/11/2020	0	7	52.18	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No

February 2019	Appendix A

Éléonore Operations Quebec, Canada NI 43-101 Technical Report

NTS Sheet	Type of Title	Title No	Status	Date of Registration	Expiry Date	Number of Annual Terms	Number of Renewals	Area (ha)	Intruments or OtherDdocuments	Excess Work (C$)	Required Work (C$)	Required Fees (C$)	Titleholder(s) (Name, Number and Percentage)	Renewal File Being Processed	Work File Being Processed	Mining Rights Transfer	Conversion or Substitution of Claims	Amalgamation of Claims
NTS 33C09	CDC	1129603	Active	2/12/2004	2/11/2020	0	7	52.18	Yes	0	1,625	148.48	Les Mines Opinaca Ltée (81210) 100% (responsible)	No	No	Yes	No	No

February 2019	Appendix A